10/8

04045661

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Akbank TAS

*CURRENT ADDRESS Sabanci Center 4, Levent
34330 Istanbul
TURKEY

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 20 2004
THOMSON
FINANCIAL

FILE NO. 82- 34825 FISCAL YEAR 12/31/03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: EBS

DAT : 10/21/04

82-34823

Akbank Annual Report 2003



Akbank Annual Report 2003

AR/S
12-31-03

AKBANK

Contents

Akbank Annual Report 2003



Cover Picture (Detail)
Fragments of a large Mamluk carpet
with Emir Qa'it Bay's blazon

Drawing (Detail)
Silver brocaded velvet
Spanish or Italian (?), 16th century
Silk and silver



Seated Turkish woman

Doccia Workshop
c.1740-1745, Florence
Palazzo Pitti, Museo delle Porcellane

Contribution to Intercultural Relations

With a reign that extended far and wide, spanning three different continents, the Ottomans became a cynosure for art lovers of the Renaissance period by creating precious works of art along their path towards political success and expansion. In the process, they also influenced the European art world. One example of this is the Medici family of Florence, Italy, relatives of many famous European dynasties who ruled for 400 years in their own right. Like most nobility of the Renaissance period, the Medicis were very interested in cultures and art beyond their own realm. They were avid collectors of such art, eloquently displaying their collections in their many palaces.

In particular, the Medici family had a special interest in the arts and culture of the Ottoman Empire, avidly collecting a wide range of prestigious Ottoman works. The Medicis went on to play a leading role in the development and history of the European art world by constructing museums and supporting them with their vast collections.

Along with the support from the Foreign Ministry of Italy, Akbank sponsored an exhibition entitled "The Ottoman Splendour in Florentine Collections: from the Medicis to the Savoias." Held in the Sakıp Sabancı Museum of Turkey's prestigious Sabancı University, the show was opened in December of 2003. This exhibition, displaying 120 valued works of art, is noteworthy because of its important role in fostering intercultural communication and interaction. In this regard, Akbank has made a significant contribution to improving and strengthening of intercultural relations.

With its modern banking culture, strong capital, stable market position, and innovative products and services, Akbank has gained a reputation as a model institution respected not only in Turkey, but also in the international banking world. Beyond this, Akbank is committed to play its part in the supporting and development of art and culture.

Akbank's annual report this year includes visuals of the works displayed in this exhibition.

Akbank in Brief

Founded in 1948, Akbank is today the largest privately owned bank in Turkey in terms of profit and market value.

In addition to core banking activities, Akbank offers a wide range of retail, corporate, and private banking services as well as international trade financing. Investment banking, brokerage, and other non-banking services are provided by the Bank's subsidiaries - Ak Securities, Ak Investment Fund, Ak Portfolio Management, and Ak Pension Fund.

Akbank conducts its activities across the country from its headquarters in Istanbul as well as from 13 regional offices. With 611 branches, the Bank has one of the strongest and most extensive service networks in Turkey. Akbank's services are made available to customers not only through traditional delivery channels, but also through the Retail and Commercial Internet Branches, Call Center, 1,400 ATMs, and 150,000 POS terminals. Akbank also connects with its customers through state-of-the-art technology such as kiosks, cell-phones, palm-size computers and screen-based telephones. The Bank has seven branches in Germany (in Frankfurt, Hannover, Hamburg, Stuttgart, Essen, Munich, and Berlin) and one branch in Malta, in addition to Akbank International NV in the Netherlands. Akbank controls a 37% stake in the London-based Sabancı Bank and a 39.99% stake in the Istanbul-based BNP-AK-Dresdner Bank. It also maintains an international representative office in Paris.

Today, Akbank ranks as the most profitable bank in Turkey. Besides its ability to provide a high quality service, this success is a result of the Bank's strong capitalization, its well established franchise and its ability to secure low-cost funding. Consequently, by the end of 2003, Akbank's gross profit totaled TL 2,215 trillion (approximately US$ 1,551 million) while total assets stood at TL 29,308 trillion (approximately US$ 20,531 million).* The Bank's Capital Adequacy Ratio of 43.6% is one of the highest in the Turkish banking sector.

In 2003, such noted publications as The Banker and Euromoney magazines selected Akbank as the "Best Bank in Turkey," an award they had previously bestowed on the Bank on several other occasions.

Akbank is the first and only bank in Turkey to receive a rating over the sovereign from the international rating agencies. According to the most recent report of FitchRatings, Akbank's long-term Turkish lira rating is B+, where the sovereign rating stands at B. (In February 2004, FitchRatings increased Akbank's rating to BB- and sovereign to B+, Akbank still being one notch over the sovereign). According to FitchRatings, the ratings given to Akbank reflect the importance of the Bank in the Turkish banking industry, its distribution channels and wide range of customers, its strong brand, its extensive funding capabilities, and its robust capital structure. According to the November report of Moody's, Akbank's superior financial condition and well developed distribution network leaves the Bank very well positioned relative to its competitors, should positive economic growth rates become sustained in Turkey over the medium term.

Akbank continues to favorably tap funding in international markets. In 2003, the Bank's balance reached a total of US$ 2,538 million in credits from abroad.

Akbank is focused on providing a broad base of retail and corporate banking customers with superior service, utilizing both the latest information technology as well as a staff of experienced bankers.

34% of Akbank's shares are listed and traded on the Istanbul Stock Exchange (ISE). Outside the country, the Bank's depository receipts are quoted on both SEAQ International and Portal. As of December 31, 2003, Akbank's market capitalization was US$ 6,330 million, placing the Bank at the top of the ISE in terms of market value.

* Unless otherwise stated, all financial information presented in this annual report is derived from the consolidated financial statements based on IFRS (International Financial Reporting Standards).



Detail
Panel of çatma

Ottoman, Bursa or İstanbul
second half of 16th century-17th century
brocaded silk velvet, silver thread
161 x 66 cm.
Florence, Museo Nazionale del Bargello

Financial Highlights (IFRS)

(Amounts expressed in trillions of TL
in terms of the purchasing power of TL
at 31 December 2003)

Total assets	29,308
Deposits	19,924
Credits	8,778
Shareholders' equity	4,964
Profit before tax	2,215
Net profit	1,508
Earnings per share	1,127
ROAE	35.4%

Akbank Ratings by Major International Rating Agencies

FitchRatings National Rating	Individual Rating	Long-Term TL Rating*	Moody's Financial Strength Rating	Long-Term TL Rating
A+	C	BB-	D+ (Positive Outlook)	Baa2

* Akbank is the first bank in emerging markets to receive a rating over the sovereign from FitchRatings

Shareholder Structure * (%)

H.Ö. Sabancı Holding and Subsidiaries	41.15
Sabancı Family	24.55
Free Float	34.30

* as of March 1, 2004

Mission

Akbank's mission is to contribute to the development of the Turkish economy and the Turkish financial system by providing high-quality, specialized banking products and services that are innovative and comprehensive.

Vision

Akbank's vision is to be the leading multi-specialist bank in Turkey.



Detail
Small-patterned Holbein with armorial bearings

West Anatolia, first quarter of the 16th century
A: 226 x 322 cm.; B: 226 x 33 cm.
Florence, Galleria Palazzo Mozzi Bardini

Goals

- Maximize shareholder value through sustainable growth
- Maintain profitability and a strong balance sheet
- Achieve a high level of customer satisfaction
- Be a market leader in terms of quality, creativity, and technological development
- Support the development of the staff, providing motivation and job satisfaction

Foundations of Akbank's Strength

- Turkey's most profitable bank
- The only bank in Turkey with a rating higher than the sovereign
- 611 branches located throughout the country
- An extensive and stable funding base
- A wide-ranging customer portfolio with the ability to attract new customers
- A robust capital structure and a high capital adequacy ratio of 43.6%
- A diversified loan portfolio with a low NPL ratio of 1.3%

Chairman's Message



Once again this year, Akbank realized many notable accomplishments; most remarkable among them is the attaining of the highest profit of any bank in the history of Turkey. This occurred because of our sustainable asset growth due to strong capitalization, the robust structure of our deposits, and our ability to secure low-cost funding from both domestic and international sources. Consequently, Akbank's profit after tax soared to TL 1,508 trillion in 2003.

As we come closer to 2004, major economic indicators showed positive developments. Inflation decreased rapidly in 2003 and continued to remain below official targets. A high economic growth rate was maintained and foreign trade volume was higher than expected. Positive developments were recorded in debt management, and maturity periods were extended while nominal and real interest rates began to decrease. Furthermore, this substantial improvement in the economic situation was enhanced by political stability, resolute implementation of the economic program, and by growing confidence and overall positive expectations in the marketplace.

This state of affairs will have a number of positive effects on the banking sector. Strengthening of banks' capitals under the auspices of the banking sector restructuring program, and developments regarding the resolution of problem assets will facilitate the financing of private sector investments. Lower inflation and interest rates will enable the banking sector to advance in a more stable economic environment. Shares of total banking assets, credits, and deposits in GNP, still lower when compared to more developed countries, are expected to rise rapidly as the sector grows. Soon the banks will revert to their basic function of channeling funds from those having a surplus to those needing funds in running their businesses. Such growth in the economy will have a positive impact on our Bank as well.

Akbank's "New Horizons Transformation Program," initially launched in the year 2000 to help the entire organization adapt to the changing environment, enabled the Bank to fundamentally transform its ways of doing business, as well as its processes and organizational structure. Consequently, Akbank has become the leading Bank in Turkey as measured by a number of key financial and operational figures.

34% of Akbank's capital is traded on the Istanbul Stock Exchange (ISE) as well as in international markets as depository receipts. Of these, 70% of the Bank's publicly traded shares are owned by international institutional investors whose investment decisions are guided through highly sophisticated evaluation. Domestic investment funds in Turkey also use similar methods.

The primary goal of Akbank's management is to create and implement strategies that will maximize the market value of Akbank. The resulting increase in the market value of the Bank brings in more foreign currency, therefore increasing the liquidity, hence the efficiency of the capital markets in Turkey.

A significant development at Akbank in 2003 was the establishment of an official dividend policy, the first of its kind in Turkey. The Bank announced that, barring any unforeseen adverse developments in the economy and sustenance of a comfortable level of capital adequacy ratio, it would distribute in cash to the shareholders specified in its articles of association somewhere between a minimum of 30% and a maximum of 50% of all distributable profits. Undoubtedly, such a bold move would serve to sustain the increase in the price of the Bank's stock, further strengthening the overall confidence of investors in Akbank.

The restructuring program undertaken by our Bank in 2000 has been carrying us to the point where we can provide our customers with service that is both faster as well as of a higher quality. We are now approaching the final stages of this program, designed to supply our customers with more innovative services, better facilities, and higher confidence and satisfaction at all times and in all circumstances. Now, this transformation is evident for all to see. Our branches are being totally transformed, all the way from the architectural design to the way of doing business. The branches have been segmented to serve the specific needs of our customers. Akbank, within the framework of this new structure, will now provide services via four new types of branches: Retail and Small Business Banking, Commercial Banking, Corporate Banking, and Private Banking.

In 2003, Akbank made significant strides in consumer loans, growing to a total of TL 1,857 trillion by the end of the year. This demonstrates a real increase of 328% over that of the previous year, raising our market share to 20.8%. Fostering this success has been our strategic collaboration with a number of leading brands. For example, our car loans in 2003 reached a total volume of TL 1,272 trillion, demonstrating a real growth rate of 467% and garnering a 31.1% share of the market.

We anticipate that the growth potential of the small to medium-size companies to be very high. For this reason, we launched our new trade product, Akbank "MyCompany" in January 2003. In this venture, we have combined our customer-centered philosophy with our corporate banking strategy to divide businesses into various segments. Accordingly, we fashioned Akbank "MyCompany" with the slogan, "Concentrate on your business." Akbank "MyCompany" offers a range of new loan and cash management options to address the investment financing needs of growing small to medium-sized businesses. In addition, "biz.card" was created for the purpose of aiding the small to medium-size businesses by giving them more purchasing power with the card's credit limit, while at the same time providing collection guarantee for the suppliers.

By the end of 2003, our total assets has reached TL 29,308 trillion, a real increase of 3.6% over that of the previous year. Meanwhile, the value of Akbank's subsidiaries and fixed assets comprised only a 3% share of total assets. Such a low percentage represents a positive contribution towards Akbank's profitability, while also enabling us to focus our attention completely on banking activities. It also helps to highlight the Bank's strong financial position of high liquidity. Akbank's ratio of credits to total assets reached 30% in 2003, up from 26% over the previous year. And, whereas the banking sector's average NPL ratio stood as high as 11.5% in 2003, our figure in this key indicator was a mere 1.3%, representing one of the lowest in the industry.

Last year, Akbank's total client money surpassed TL 33,220 trillion, marking an increase of 18.9% for the year. Securities under the custody of our Bank, aided by our extensive customer base and branch network, totaled TL 11,762 trillion, an annual real increase of 64.4%.

Assets under management in our mutual funds stood at TL 2,876 trillion at the end of 2003, a real growth of 159% over the previous year. This represented a 14.5% market share in the mutual fund sector.

In an economy poised to grow under low inflation and sustainable economic policies, Akbank is sure to benefit from its strong capital structure and highly liquid position, as well as its extensive branch network. We are focused on providing our broad base of retail and corporate banking customers with a superior service, by specializing in the latest information technology and through our experienced staff. We believe, Akbank will continue to enjoy sustained growth and profitability in 2004 and maintain its leading position in the Turkish banking industry.

Above all, our success is due to the confidence and support of our shareholders and customers. Therefore, on behalf of the Board of Directors of Akbank, we would like to take this opportunity to thank each and every one of them. We pledge to continue to further increase the value of our shareholders' investments and to provide unconditional customer satisfaction. We also extend our deepest appreciation to each of the valued and trustworthy members of our staff for their diligent professionalism, devotion and remarkable loyalty as they serve tirelessly to build success upon success at Akbank.

Erol Sabancı
Chairman

Zafer Kurtul
President and CEO

Board of Directors



Erol Sabancı

Chairman and Managing Director

Erol Sabancı has served on the Board of Directors since 1967. He served as the Vice Chairman until March 17, 1998, when he was appointed as Chairman. Mr. Sabancı also serves as Vice Chairman on the Board of Sabancı Holding and as a Director of the Industrial Development Bank of Turkey (TSKB).



Akın Kozanoğlu

Vice Chairman and Executive Director

Akın Kozanoğlu was appointed Executive Director to the Board on July 5, 2000, and Vice Chairman on December 1, 2000. Prior to that, since 1987, he held the position of Executive Vice President responsible for Retail Banking Services and IT Development. Mr. Kozanoğlu also holds the post of President of the Sabancı Holding Banking and Insurance Group.



Suzan Sabancı Dinçer

Managing Director

Suzan Sabancı Dinçer was appointed to the Board as a Managing Director in 1997. Previously, she held the post of Executive Vice President responsible for Treasury and Fund Management operations at Akbank. Mrs. Dinçer is also a member of the Sabancı Holding Human Resources Committee.



Özen Göksel

Managing Director

Özen Göksel has been with the Bank since 1964 and has held various managerial positions. In 1981, he was appointed Executive Vice President; in November 2000, he was appointed as Managing Director. Mr. Göksel also served on the Board of Directors between 1994 and 2000 as President of Akbank.



Hamit Beliğ Belli

Director

Hamit Beliğ Belli has served on the Board as a Director since 1995. He has been with the Bank since 1955, holding various positions, including Head of the Board of Internal Auditors, Executive Vice President, and President. Mr. Belli is also the Chairman of Turkish Bank.



Hikmet Bayar

Director

Hikmet Bayar has served as a Director on the Board since 1996. He previously held a number of command positions in the Turkish Army. Prior to his retirement, he served as Chief of Staff for Land Forces from 1994 to 1996.



Aydın Günter

Director

Aydın Günter was appointed to the Board in 1998. In 1994, he established his own consultancy company, after serving in various positions at Sabancı Holding, including Executive Vice President responsible for Finance. Prior to his employment at the Holding, Mr. Günter was a tax auditor at the Ministry of Finance.



Ş. Yaman Törüner

Director

Ş. Yaman Törüner was appointed to the Board in March 1998. He also served as a Member of Parliament from 1995 to 1999, including a period as State Minister in 1996. From 1990 to 1994, Mr. Törüner held the post of Chairman of the Istanbul Stock Exchange. He also held other positions within the Central Bank of Turkey from 1972 to 1990. In 1995, he became the Governor of the Central Bank.



Zafer Kurtul

Director and CEO

Zafer Kurtul joined Akbank in 1998 as an Executive Vice President. In November 2000, he was appointed President of the Bank. Mr. Kurtul previously held managerial positions at Citibank, BNP-AK-Dresdner Bank and Societe Generale. A graduate of the Faculty of Business Administration at Istanbul University, he also holds an MBA degree in finance from the University of Wisconsin-Madison. Mr. Kurtul is a CFA charter holder and a member of the Institut International D'etudes Bancaires and the Association for Investment Management and Research.

Andrew Buxton
Advisor to the Board

Erkut Ulaş
Head of the Board of Internal Auditors

Statutory Auditors
Nedim Bozfakıoğlu
Yalçın Küçükertunç



From the left: Nuri Aksoy, Haluk Erdoğan, Hayri Çulhacı, Sevilay Özsöz, M. Fikret Önder, Reşit Toygar, Zafer Kurtul,



Dr. Balamir Yeni, Eyüp Engin, Hakan Binbaşgil, Zeki Tuncay, Barbaros Karakışla

Executive Management

Zafer Kurtul
President and CEO

Hayri Çulhacı
Executive Vice President
Strategy and Corporate Communications

Hayri Çulhacı joined Akbank in 1990 as an Executive Vice President, having served in various positions in the Ministry of Finance. Mr. Çulhacı is a graduate of the Faculty of Political Sciences in Economics at Ankara University and holds an MBA degree from Northeastern University in the USA.

Zeki Tuncay
Executive Vice President
Human Resources / Support

Zeki Tuncay joined Akbank in 1980 as an assistant internal auditor. After serving as Personnel Manager, he was appointed Executive Vice President of Human Resources in 1994. Since October 2003, he has been jointly serving as Executive Vice President responsible for Support Services. Mr. Tuncay is a graduate of the Academy of Economics and Commercial Sciences in Ankara.

Nuri Aksoy
Executive Vice President
Credit Analysis and Assessment

Mr. Aksoy has been with the Bank since 1973 and has held various positions including internal auditor and branch manager. He was appointed Executive Vice President in 1996. He is a graduate of the Academy of Economics and Commercial Sciences in Istanbul.

Eyüp Engin
Executive Vice President
International Banking

Eyüp Engin joined Akbank in 1978 as an assistant internal auditor. Prior to his appointment as Executive Vice President in 1996, Mr. Engin was the Manager of the Treasury Department. He is a graduate of the Faculty of Business Administration at Middle East Technical University.

Ziya Akkurt
Executive Vice President
Corporate and Commercial Banking

Ziya Akkurt joined Akbank in 1996 as Manager of the Corporate Banking Department and was appointed Executive Vice President in 1997. Before joining Akbank, Mr. Akkurt held managerial positions in various commercial banks including the Ottoman Bank and Banque Paribas/Paris. He is a graduate of the Faculty of Business Administration at Middle East Technical University.

Reşit Toygar
Executive Vice President
Treasury

Reşit Toygar joined Akbank as a management trainee in 1990. Prior to his appointment as Executive Vice President in 1998, he served as Manager of the Treasury Department. Mr. Toygar is a Faculty of Economics graduate of Kingston Polytechnic and holds an MS degree in economics from London School of Economics in England.

M. Fikret Önder
Executive Vice President
Private Banking

M. Fikret Önder joined Akbank as an Executive Vice President in July 2000 and is responsible for Private Banking. Previously, he held managerial positions at various banks abroad. Before joining Akbank, Mr. Önder served at Bank Julius Baer & Co. in London as Senior Portfolio Manager and Vice President responsible for Private Banking. He is a graduate of economics from the University of Bonn.

Barbaros Karakışla
Executive Vice President
Change Management

Barbaros Karakışla joined Akbank in January 2001 as an Executive Vice President responsible for Retail Banking. In October 2003 he was appointed Executive Vice President responsible for Change Management. Preceding that, Mr. Karakışla served as Director of the Retail Banking Group at Türk Ekonomi Bankası (Turkish Economy Bank). He is a graduate in Business Administration from Bosphorus University and holds an MBA degree in Finance from the same institution.

Dr. Balamir Yeni
Executive Vice President
Financial Coordination

Balamir Yeni joined Akbank in February 2001 as an Executive Vice President. He is a graduate of Istanbul University's Faculty of Law and received his MA from the Faculty of Business Administration of the same university. He went on to earn his PhD degree from Istanbul Technical University. Dr. Yeni served as a partner at KPMG Cevdet Suner Denetim ve Yeminli Mali Müşavirlik A.Ş. from 1986 to 2000. Until 2002, he also served as academic staff in Bosphorus University where he lectured on accounting and auditing.

Sevilay Özsöz
Executive Vice President
Operations

Sevilay Özsöz joined Akbank as Advisor to the CEO in December 2001 and was subsequently appointed Executive Vice President in April 2002. Before joining Akbank, Mrs. Özsöz held various managerial positions at both Garanti Bank as well as at Ottoman Bank. Mrs. Özsöz is a graduate in Economics from İstanbul University.

Hakan Binbaşgil
Executive Vice President
Retail Banking

Hakan Binbaşgil initially joined Akbank in October 2002 as Executive Vice President responsible for Change Management. One year later, in October 2003, he was appointed Executive Vice President responsible for Retail Banking. A graduate of the Faculty of Mechanical Engineering at Bosphorus University, Mr. Binbaşgil has an MBA degree from Louisiana State University, Baton Rouge, in the USA. After his academic training, he joined Andersen Consulting as a management consultant. Later he moved to Pamukbank where he served as Executive Vice President for Retail Banking. He has served as the Chairman of the Consumer Credit Bureau for many years. Mr. Binbaşgil currently represents Turkey as a board member of the Visa European Region.

Haluk Erdoğan
Executive Vice President
Information Technology

Haluk Erdoğan graduated from the Faculty of Business Administration of Middle East Technical University in 1972. He joined Akbank in 1975 and then held various executive management positions in Bimsa. In 1991, he began serving as the Implementation Director in Aknet A.Ş. and was appointed President of Aknet A.Ş. in August 1999. Since the merger of Aknet with Akbank in April 2003, he has been serving as Executive Vice President responsible for Information Technologies.

Corporate Governance Practices of Akbank

In this period of accelerating competition and change, the quality of corporate governance practices has become as much important as the financial performance. In order to achieve our goals and sustain our traditional superiority, we collected and documented our corporate values, which are the essence of Akbank's success, and our management practices that depend on these values. Below are the fundamental management principles regulating the relations between our Bank's management, shareholders, employees and the third parties (that is customers, suppliers and any person or institution the Bank is in relation with).

- **Integrity**
  We stick to the principle of integrity in our endeavours and activities, our relations with our customers, employees, shareholders and other banks, institutions and corporations.

- **Credibility**
  Knowing that trust underlies banking business, we offer our customers, shareholders and employees clear, rational and accurate information and provide services duly, thoroughly and in compliance with our pledges.

- **Impartiality**
  We do not act with prejudice based upon sex, behaviour, opinion and ethnical origin against our customers, suppliers, employees and shareholders, and do not discriminate in any condition.

- **Conformity**
  We abide by all laws, regulations and standards.

- **Confidentiality**
  We do not share any information, first of all personal information about our customers, and transaction details concerning our shareholders, employees, suppliers and business partners with any person or institution, except with the authorities permitted by law.

- **Transparency**
  Except for the information deemed as a trade secret and not yet announced to public, we disclose information about the bank with or without financial nature to the public in a duly, accurate, thorough, rational, interpretable and accessible manner.

- **Social Responsibility**
  We consider the bank's image and benefit, as well as issues like social benefit, improvement of the banking sector and sustenance of trust



Detail
Small-patterned Holbein with armorial bearings
West Anatolia, first quarter of the 16th century
A: 226 x 322 cm.; B: 226 x 33 cm.
Florence, Galleria Palazzo Mozzi Bardini

in the sector and we abide by the regulations about environment, consumer and public health in all our endeavours, practices and investments.

Current practices and endeavours of Akbank, considered under the four main sections of the Corporate Governance Principles established by the Capital Markets Board (SPK), are as follows:

- **Shareholders**
  An Investor Relations Department has been established in order to respond to inquiries from shareholders duly and accurately. This department responds to all inquiries, except those with a trade secret nature, in accordance with the principle of fairness and impartiality, and provides continuous communication between the management and shareholders. The agenda of the shareholders' general meeting is announced to the participants annually via the Internet and the relevant resolutions are declared clearly on our Bank's web site. No shareholder of Akbank has a right for preferred or privileged vote and all votes are equal. The Bank's shareholder records are kept by the Shareholders Service Division confidentially and safely, and updated periodically.

- **Public Disclosure and Transparency**
  Akbank has charged the Investor Relations Department and the Financial Coordination Unit with the responsibility of informing the public duly and assuring that the information given be thorough, credible, rational and interpretable. Announcements made to the public based on the disclosure policy of the Investor Relations Department include; announcement of the dividend policy and annual dividend distribution scheme at the İstanbul Stock Exchange (İMKB) and on our web site, regular preparation and announcement of quarterly earnings releases for our financial statements, and announcement of the independent auditors' reports to the public through e-mail, Internet and conferences, regular submitting of investor presentations related to financial statements to public through e-mail and Internet, announcement of the general meeting agenda to public via Internet, announcement of our Bank's ownership structure through Internet and Annual Reports, and communication and disclosure of our Annual Report to public through Internet and e-mail.

- **Beneficiaries**
  As stated in the vision, mission and goals section of our annual report,

one of the main goals of our Bank is "to support the development of staff, providing motivation and job satisfaction". Written or unwritten principles, rules of conduct and issues to be considered in relations with people and institutions within or from outside the bank, which are known by the entire personnel, are gathered to form the "Ethical and Professional Principles". This study is available on Akbank's web site (www.akbank.com) in English and in Turkish.

"Ethical Principles" aims at regulating the behaviours of the Bank's employees at every level and their relations with people and institutions within or from outside the Bank. Approved with the resolution number 8783 and dated 26.9.2003 of our Board of Directors, this collection of principles shall be kept in consideration by every employee, and they are expected to abide by these principles in full while showing high performance at their tasks. Naturally our employees shall also act prudently in light of these primary principles in cases not mentioned in this document.

- **Board of Directors**

  Our Board of Directors have clearly and rationally set Akbank's vision, mission and short and long-term strategic targets as mentioned in the Annual Report. It is stated in our Bank's articles of incorporation that the tasks and responsibilities of the Board of Directors are subject to the principal elements established in accordance with the Turkish Commercial Code, the Banking Laws and the provisions of the articles of incorporation. The articles of incorporation also necessitates that the Board of Directors shall meet at least once a month and the relevant terms are set clearly. The Audit Committee responsible for internal auditing is directly reporting to the Board of Directors.

  The Board of Directors and the Executive Management are in charge of establishing risk management policies and strategies. These policies are reviewed periodically both at daily meetings of the "Asset-Liability Committee" and at Board meetings according to the changing market conditions. CEO is responsible for assuring the bank's business units' working in accordance with the policies and strategies set by the Board of Directors for the risk management process. Internal auditing and periodical inspection activities also provide the necessary controls to make sure that the policies and strategies are followed.



Detail
Small-patterned Holbein with armorial bearings
West Anatolia, first quarter of the 16th century
A: 226 x 322 cm.; B: 226 x 33 cm.
Florence, Galleria Palazzo Mozzi Bardini

Akbank's Board of Directors are intensively involved in the risk management process by developing strategies, policies, limiting systems and procedures for risk management through the "Executive Risk Committee" (ERC). ERC meets twice every month in order to review the Bank's position and the other developments in the economy.

Milestones in Akbank's History

- Akbank was established in Adana on January 1948.
- In 1950, Akbank initiated its equity investments with the Industrial Development Bank of Turkey (TSKB); other investments followed.
- The Bank's first branch was opened in Istanbul's Sirkeci district on July 14, 1950.
- The Bank's headquarters were relocated to Istanbul in November 1954.
- The first representative office was established in 1964 in Frankfurt, Germany to transfer the remittances of Turkish 'guest workers'.
- Ak International Ltd. (which later became Sabancı Bank) began operations in London in 1983 as the first Turkish private sector bank established abroad.
- BNP-AK Bank was founded in Istanbul in 1985, as a partnership between Banque Nationale de Paris (holding a 49% share) and Akbank (holding a 51% share). In 1988, Dresdner Bank also joined this partnership.
- In 1996, Akbank was appointed as the sole representative for American Express cards in Turkey.
- Akbank's representative office in Frankfurt was converted into a branch in 1998.
- Akbank started offering banking services on the Internet in 1999.
- The Akbank representative offices in Hamburg, Essen, Hannover, Stuttgart and Munich were converted into branches in 1999.
- Akbank launched the Commercial Internet Branch in June 2000, targeting small to medium-sized companies.
- Ak Portfolio Management and the Private Banking Unit were established in 2000.
- Akbank opened the Malta branch in 2000.
- Akbank issued securities of US$ 100 million backed by credit card receivables in 2001. The transaction was a continuation of the first securitization amounting US$ 250 million obtained in 1998.
- Akbank's Berlin branch was opened in 2001.
- Akbank International N.V., a wholly owned subsidiary bank, was established in the Netherlands in 2001.



Detail
Panel of çatma

Ottoman, Bursa or İstanbul
second half of 16th century-17th century
Brocaded silk velvet, silver thread
161 x 66 cm.
Florence, Museo Nazionale del Bargello

- Akbank opened its Retail Internet Branch in English for use by its foreign customers in 2001.

- Akbank's "Axess" credit card was launched in 2001.

- Akbank acquired 70.5% of Akhayat Insurance in December 2001, aiming to become the market leader in private pension funds.

- Akbank obtained a five-year loan in the amount of US$ 150 million from international markets in 2002. The loan was the fourth tranche of the securitization of the Bank's international receivables, which started in 1999. This loan, to be used in financing corporate projects, was created through the securitization of credit card receivables.

- Akbank signed the largest and lowest-interest credit syndication agreement in Turkey in 2002. This one-year loan, in the amount of US$ 450 million, was used in export financing.

- In 2002, IFC and Akbank signed an agreement covering the first tranche (amounting to US$ 55 million) of a long-term project financing loan that will eventually total US$ 200-240 million.

- In 2002, Akbank extended a nine-year loan in the amount of US$ 100 million to be used to finance investments to renovate hotels in Turkey owned by the Civil Servants Pension Fund. This was the longest-term project financing loan ever granted by a private bank in Turkey.

- In July 2002, by acquiring a million cardholders in just nine months after appearing on the market, Axess became the fastest growing credit card brand in Europe. MasterCard, one of the world's biggest payment system companies, presented Akbank with a plaque in recognition of the success it had thus far achieved with Axess.

- In September 2002, Akbank was added to the MSCI Emerging Markets Index. Akbank closed the years 2002 and 2003 with the largest shares in the MSCI Turkey Index at 12.5% and 13.3%, respectively.

- In December 2002, Akhayat Insurance received permission to transform the company into a pension fund.

Major Achievements in 2003

January

Akhayat Insurance changed its name to Ak Pension Fund and began operations.

February

A revolutionary cash flow management tool, Akbank introduced the "biz.card" to commercial businesses. "biz.card" provides extra purchasing power to distributors, while guaranteeing the payments for suppliers.

July

Euromoney, selected Akbank as the "Best Bank in Turkey." It was the fifth time the Bank had received this distinguished award.

Akbank obtained a one-year syndicated loan in the amount of US$ 350 million from the international markets to be used for export financing. The interest rate of the loan was set at Libor plus 75 basis points.

Akbank became the first publicly traded company to announce its dividend policy in order to optimize its capital structure.

September

The Banker named Akbank as the "Best Bank in Turkey" for the third time.

Akbank provided Ford Otosan a five-year investment loan of US$ 150 million to increase its production capacity.

The JP Morgan Chase & Co. consortium consisting of 13 of the world's leading banks, including Akbank, won the tender for the management of "The Trade Bank of Iraq."

October

The consortium formed by Akbank's Malta Branch and Garanti Bank's Luxemburg Branch extended a loan totaling US$ 300 million to finance the East Blacksea highway and Deriner dam and hydroelectric power station projects.

As a result of the agreement signed with IFC, Akbank obtained "B Type" loan of US$ 100 million with the participation of numerous international financial institutions. The interest rate of this three-year loan was set at Libor plus 250 basis points.



Detail
Panel of çatma

Ottoman, Bursa or İstanbul
second half of 16th century-17th century
Brocaded silk velvet, silver thread
161 x 66 cm.
Florence, Museo Nazionale del Bargello

Akbank obtained a five-year loan of US$ 325 million as the fifth and sixth tranche of an agreement entered into with Westdeutsche Landesbank (London) for the securitization of the Bank's international foreign-currency receivables. This loan transaction received ratings of BB from S&P and Baa3 from Moody's. Consequently, the total amount of loans through this agreement reached US$ 1,175 million since 1999.

Global Finance magazine selected Akbank's Retail Internet Branch as the "Turkey's Best Retail Internet Banking Site" as well as "Europe's Best Online Bill Payment System"

November

Akbank extended a four-and-a-half-year loan in the amount of US$ 200 million to be used in the capacity increase investments of the Azeri-Çıralı-Güneşli region of the Baku-Tiflis-Ceyhan Pipeline.

Akbank obtained a one-year syndicated loan in the amount of US$ 450 million from international markets with interest rate set at Libor plus 65 basis points, to be used for the pre-financing of exports.

December

According to the inflation-adjusted financial statements, Akbank had a net profit of TL 1,508 trillion for the year, recording the highest ever profit in the history of Turkish banking.

REVIEW OF OPERATIONS

Banking Industry in 2003 and beyond

Responding to the economic difficulties experienced in previous years, the Turkish banking industry embarked upon a process of rapid change, a reconstruction that continued in 2003. Recent developments not only revealed the significance of adhering to international standards vis-à-vis banking activities but also underscored the importance of robust capitalization, risk management, and asset quality. The Banking Regulation and Supervision Agency (BRSA) introduced a plethora of changes aimed at restructuring the country's banking industry while also preventing systemic risk. These changes, together with rules designed to eliminate inefficiencies and unfair competition, will contribute to the further strengthening of the banking industry in the medium and long-term.

The ratio of total assets controlled by the banking industries to GNP is 474% in EU member states and 117% in EU candidate states, whereas in Turkey this ratio is as low as 70%. The volume of the Turkish banking industry's total lending and deposits are equally low. Whereas this situation previously represented a serious stumbling block for Turkey's development, it now points to the existence of a vast untapped potential to be exploited in the years ahead. In 2003, the assets controlled by the Turkish banking industry which are US$ 179 billion (according to BRSA provisional data), are expected to grow to US$ 272 billion by Akbank, by 2006, when the ratio to GNP is estimated to increase to 89%.

While reforms in the Turkish banking industry will continue for the foreseeable future, it is also expected that mergers and acquisitions will result in a few large, multi-specialist banks together with a greater number of small "niche" banks. With lower inflation and changes in the legal framework particularly with respect to tax, foreign banks can be expected to garner greater interest in Turkey. In addition to ongoing efforts to strengthen itself through organic growth, Akbank is also open to every sort of cooperative ventures with foreign banks.

Akbank has achieved the highest profit in the Turkish banking history

According to inflation-adjusted financial statements, Akbank made a net profit of TL 1,508 trillion in 2003 and continued to be the most profitable bank in Turkey. In fact, this is the highest profit ever attained in the history of the Turkish banking industry. Akbank attributes this success to its financial strength, strong and reliable shareholders, transparent and solid management, successful risk management infrastructure as well as its growing list of corporate and retail products and services.

Akbank's profitability also grew due to the rise in total credit allocations, which reached TL 8,778 trillion by the end of 2003. Significantly contributing to this increase was the fact that Turkish lira loans grew by 183% last year, well above the sector's growth rate of 49.6%.

In 2003, consumer and SME loans were the major items in the Turkish lira loan portfolio. The market share of consumer loans reached 20.8 % and the share of the SME and consumer loans in the total loan portfolio rose to 39.2% according to the BRSA based financial statements. With its strong capitalization, Akbank aims to grow faster in retail banking by providing more retail loans, while maintaining its strong position in commercial and corporate banking.

On the other hand, despite the momentous growth in lending, Akbank's 1.3% NPL ratio falls well below the sector average. All non-performing loans are fully provisioned.



Detail
Wall Tile

İznik, second half of 16th century
Polychrome underglaze decoration
23,8 x 23,8 cm.
Florence, Museo Nazionale del Bargello

Fixed assets and subsidiaries, which are largely financial in nature account for only a 3% of Akbank's total assets. This percentage demonstrates that the Bank focuses almost exclusively on banking activities, a positive contribution towards the Bank's profitability. It is also an indication of the Bank's highly liquid financial position.

As a result of flight-to-quality, Akbank's total client money reached TL 33,220 trillion in 2003, while its share of the sector's total client money increased to 15%. During the year, many new retail banking products and services were introduced in order to enhance customer satisfaction and essential investments were made for various new projects.

Akbank's profitability will continue in Turkey's low-inflation environment

Turkey's low-inflation environment will continue to positively affect Akbank's funding and capital costs. The Bank's net fee and commission income increased by 46.4% due to the rise in the volume of mutual funds and retail loans, as well as the successful performance of the Axess credit card. Additionally, any negative effect of monetary losses on the Bank's profit was kept to a minimum thanks to the low inflation rate.

In this new low-inflation period, Akbank will be able to maintain its profitability in the years ahead by focusing on high-yield customer segments, decreasing costs, and effectively managing market risks.

The Bank with the highest free capital

Akbank increased its shareholders' equity to TL 4,964 trillion by the end of 2003, up from TL 3,566 trillion the year before. Furthermore, Akbank has the highest free capital in the Turkish Banking System. In a comparative study of the BRSA-based financial statements of the four largest private sector banks, Akbank emerges on top with a free capital of TL 4,062 trillion at the end of 2003.

Akbank – The first publicly-traded company to announce its dividend policy

In 2003, Akbank took an exemplary action among all publicly-traded companies in Turkey by announcing its dividend policy as required by the transparency rules of the corporate governance principles. Its dividend policy calls for the distribution in cash to the shareholders specified in the articles of association of a minimum of 30% and a maximum of 50% of the Bank's distributable profit, barring any unforeseen adverse developments in the economy and sustenance of a comfortable level of capital adequacy ratio. Following this landmark announcement, other ISE-100 companies also began announcing their own dividend distribution policies.

Moreover, in an effort to demonstrate utmost transparency, Akbank has been preparing its financial statements and reports based on IAS (currently IFRS) since 1998, both for local as well as international investors.

In order to achieve its goals and sustain its traditional superiority, Akbank collected and documented its corporate values, which are the essence of Akbank's success, and its management practices that depend on these values under the title of "Akbank's Corporate Governance Practices".

Partnership with the Trade Bank of Iraq

The JP Morgan Chase & Co. consortium, comprised of 13 of the world's leading banks including Akbank, won the tender to manage the foreign trade operations of the Trade Bank of Iraq in 2003. The purpose of this venture is to help finance the reconstruction of Iraq in the aftermath of the heavy damage sustained during the recent war. Akbank is the only Turkish bank participating in the management of the Trade Bank of Iraq, which started operations in November 2003.

This new enterprise exists to provide needed services to Iraq's economy, as well as to serve as a financial intermediary in foreign trade transactions. As one of the main protagonists in this important consortium, Akbank has been charged with the responsibility of acting as a liaison in all trade transactions conducted by the Trade Bank of Iraq with Turkish businesses. This includes notifying and/or confirming letters of credit, as well as providing training and technical support to the bank.

"New Horizons" Transformation Program

Akbank's primary aim is to sustain its lead in terms of market share and asset size in the midst of changing market conditions. The Transformation Program launched in 2000 was a reconstruction phase designed for this purpose.

In 2003, all the final structural decisions of the Transformation Program were taken, the infrastructure was set in place, and test applications were finished. Consequently, Akbank's headquarters and regional offices were reorganized parallel to the customer segmentation. Beyond that, a transformation work began also in Akbank's branch network aiming a new organizational structure based on a customer-focused approach.

Implementation of the Program was completed in 80 branches by the end of 2003. This Program will extend gradually to all branches and is expected to be completed by August 2004. Under the new structure, Corporate Branches serve corporate and Commercial Branches serve commercial customers. The structuring of both Corporate and Commercial Branches continues to progress rapidly and customers will be transferred to their final service points by the middle of 2004. Efforts to centralize operations in order to serve the customers more rapidly and with better quality service will continue throughout 2004.

Akbank is carefully observing the results of its Transformation Program. In this new system, profitability and performance measurement systems are completely renewed, enabling the monitoring of each separate value chain including product, customer, customer representative and branch profitability and performance. This enables the Bank to manage each customer segment as a focal point, and to make quick decisions at every level for reaching the prescribed targets.

Meanwhile, the Bank's lending infrastructure is also being changed to allow for loan applications to be processed more speedily. Because of changes and upgrades in such areas as IT, centralized operations, and alternative distribution channels, progress is expected in the key areas of cost effectiveness and service quality. An optimum balance will be reached between cost and quality, helping to foster customer satisfaction with faster transactions and higher quality in service provision.

In 2003, Akbank invested heavily in technology upgrades, an important key issue to the success of the Transformation Program. Along with other innovations taking place at the branch level, the technological restructuring has significantly increased



Detail
Wall Tile

İznik, second half of 16th century
Polychrome underglaze decoration
23,8 x 23,8 cm.
Florence, Museo Nazionale del Bargello

the speed of all routine banking transactions.

The Transformation Program also calls for the redesigning of the human resources structure of the Bank. Each employee is being trained and equipped through intensive training programs in all facets of the Transformation Program thus enabling full comprehension, acceptance, and adaptation to the important changes taking place.

The Number of Employees in the Branches	2001	2003
Operations staff	2,590	1,874
Counter staff	2,283	2,192
Sales staff	613	1,802
Total	5,486	5,868

The restructuring at Akbank has led to the number of sales staff within the branch network to increase rapidly since 2001. Whereas the ratio of sales staff to the entire branch staff stood at 11% in 2001, this figure had grown to 31% by the end of 2003.

Corporate identity and communications are also among the important issues addressed by the Transformation Program. In 2003, Akbank worked in conjunction with Interbrand to ensure that the design of the branch locations be more modern, effective, and functional. Thus far, the new design style was adapted in 10 branches, a process that will eventually extend to all branches and be finished by the end of 2005.

The Transformation Program is an important effort that will make Akbank stronger and readier for the new economic environment, ultimately enabling it to become "the leading multi-specialist bank in Turkey."

CORPORATE AND COMMERCIAL BANKING

Corporate Banking

Akbank Corporate Banking Group provides financial solutions and banking services to over 1,500 corporate customers.

The business culture and methods, and consequently the needs of larger companies, which are more institutionalized in nature and which mostly operate in the international arena differ vastly from those of small to medium-sized companies. With this in mind, Akbank provides corporations with proactive and customer-focused solutions that are honed by the Bank's specific knowledge of each company's characteristics and uniqueness. Akbank's desire is to create long-term relationships with such corporations and serve as their "house bank" by becoming a solution-providing partner, fostering customer satisfaction and loyalty.

Akbank's cash management products, such as automatic accounting and online follow-up facilities, enabling companies to organize their daily cash flows (keeping up with payments, collections, etc.) are tailored to meet the varying needs of each company. Financing and risk management services are provided to companies via such products and services as investment loans, foreign trade financing, export factoring, letters of credit and guarantee, foreign currency trading, forward and swap contracts and Turkish lira and foreign currency denominated working capital loans. Through the coordinated activities of its Treasury, Akbank offers its customers treasury products such as repo, stocks, mutual funds, T-bills, and Eurobonds. Moreover, the Bank also helps them to invest their surplus funds in the most profitable way possible.

In addition to the existing services, such as cash management, treasury products, financial consulting, and host of others, Akbank is committed to providing the utmost service range that is available in the modern banking world today to its corporate customers, with the coordination of the Bank's all relevant units and with maximum precedence and speed.

By providing quality corporate services and solutions Akbank has become an indispensable strategic partner to many of today's leading enterprises.

Corporate Loans

Banks effectively manage business risks by such means as having appropriate guarantees, putting in place accurate risk measurement and monitoring systems, and setting maturity periods suitable for funding. In keeping with these principles, Akbank's total loans to large corporations in 2003 amounted to US$ 2.4 billion.

Project Finance

Since 1998, project finance lending has become increasingly important for the Bank due to its low risk and relatively high margin nature. As of year-end 2003, Akbank's project finance risk balance increased to US$ 1.2 billion, up by 11.9 % y-o-y.

In the future, Akbank plans to increase its project finance lending volume. However in doing so, it will continue to adhere strictly to prudent lending policies and to actively and effectively manage its risk exposure. For this reason, the Bank is dispersing loans among such different sectors as construction, telecommunications, energy, and tourism. In addition to commercially oriented project finance loans, Akbank also negotiates investment loans that are provided by international export credit institutions that are guaranteed by insurers. The risk that the Bank incurs in project finance loans is low because projects of this kind are usually backed by Turkish Treasury guarantees or are highly collateralized.

Commercial Banking

In 2003, Akbank continued its branch restructuring efforts in order to find the fastest, simplest, and most cost-effective solutions for the financial operations of its portfolio of local and international companies in the commercial segment. This was facilitated by means of the Bank's traditional customer-focused service approach, through its extensive branch network, as well as its special products geared to serve the requirements of this segment. In 2003, Akbank opened the Gayrettepe Commercial Branch and the Kozyatağı Commercial Branch.

Akbank carries out marketing activities that are supported by research conducted on various regions

Detail
Kemha panel
Ottoman, Bursa or İstanbul,
second half of the 16th century
Gilt brocade, lampas weave
299 x 66,5 cm.
Florence, Museo Nazionale del Bargello

and industries. Such comprehensive research is done in order to better determine the differing needs of the commercial customers, always with a view to provide higher quality service. Akbank's marketing activities in 2003 addressed industries in the automotive, marble, white goods, energy, and electronics business, and relationships were strengthened with companies in those sectors.

Among the products and services Akbank provides to its commercial customers are cash loans such as Overdraft Loans, FX Loans, FX-indexed Loans, Export Loans (with a Letter of Credit,) Eximbank Loans, Installment-based Commercial Loans, Machinery/Equipment Loans, Raw Material Procurement Loans, International Fair Support Loans, plus non-cash loans such as TL or FX Letters of Guarantee, Letters of Credit, and Acceptance Credits.

In 2003, the number of companies in Turkey in the export industry reached 33,000, increasing the country's foreign trade volume and underscoring the reality that foreign trade is a major driving force in the development of the local economy. Akbank endeavored to build and strengthen relationships with these companies for the purpose of penetrating deeper in this segment and providing better service.

Understanding the key role exports play in Turkey's economy, Akbank provided export companies with a variety of specialized loans, including FX loans from its own sources as well as Eximbank loans. It also allocated the proceeds from IFC loans and syndicated loans it raised in international markets to be used for financing exports. Akbank also developed special loans such as the International Fair Support Loans, whereby zero interest loans are given to export companies to help them promote their products and services at international trade fairs. Other kinds of financial support, such as the Installment-Based Export Credit, offer flexible reimbursements according to the specific needs of the different companies. Akbank further facilitates export operations by providing export factoring and forfeiting services.

Under the leadership of JP Morgan Chase & Co., Akbank became the only Turkish bank to participate in a consortium of 13 banks in managing the foreign trade operations of the new Trade Bank of Iraq, started in November 2003 for the purpose of aiding in the reconstruction of Iraq in the aftermath of the war. Akbank has been entrusted with the responsibility of acting as a liaison for Turkish companies wishing to participate in exports to Iraq. In this capacity, the Bank's services will involve providing information for the development of trade relationships, financing, serving as an intermediary in documentary transactions, and providing a link with Turkish Eximbank.

In the area of cash management, Akbank offers a broad range of services that are exclusively tailored to meet the specific needs of its customers, including collection and payment services as well as liquidity and information management. Cash management products that fully automate the cash flow process minimize costs and enable companies to complete their transactions in a shorter period of time with less labor.

Distribution of Loans by Types

Corporate	%39.2
SME	%16.0
Project Finance	%19.5
Retail	%23.2
Financial	%2.1


%2.
%23.2
%19.5



Credit Analysis, Allocation, and Monitoring

In order to increase the effectiveness of loan application assessments and to make better lending decisions, the functions of analysis, allocation, and monitoring have been placed under the control of separate departments. Units at Akbank headquarters have been assigned the duties of performing quantitative, sectoral and financial analysis, while also conducting qualitative credit investigations in the market.

Akbank has reduced the loan allocation process to a standardized procedure by means of credit scorecards. Commercial and small-business scorecards are used by regional and branch organizations. Credit scoring is a decision-support system that is used in evaluating the loan applications made by both individuals and companies.

Since May 2001, Akbank has been using a "Commercial Credit Scoring Model" to evaluate the loan applications of companies with an annual sales volume in excess of TL 3 trillion (or approximately US$ 2 million). In December 2002, the Bank introduced its "Small Business Scoring Model" to evaluate the loan applications of businesses that have less than TL 3 trillion in annual sales turnover whose fiscal reporting is made either on a balance sheet or a current account basis. Companies seeking commercial loans are evaluated under five main categories, according to their sectors (Industry, Service/Trade, Construction, Agriculture, and livestock) and on five separate scorecards.

Akbank has developed both the "Commercial Credit Scoring Model" and the "Small Business Scoring Model" in conjunction with consultations between Dun & Bradstreet and the Bank's own experienced managers. These models were designed to be in full compliance with Akbank's own lending culture.

In keeping with the recommendations of the Basel Committee, the use of credit scoring models will become compulsory for all banks doing business in Turkey in the years ahead. In view of this prospect, Akbank's concern and foresight in its approach toward this issue becomes even more significant.
Also important to note is that Akbank uses scorecard results as the basis for credit risk management where commercial loan portfolio is divided into seven separate rating (risk) categories and a barometer of



Detail
Medallion Uşak Carpet
West Anatolia, 17th century
187 x 294 cm.
Florence, Galleria di Palazzo Mozzi Bardini

expectations regarding losses begins to take shape. Therefore, with regard to conforming to the Basel II standards, which is anticipated to be implemented as legal regulations in 2007, Akbank's Credit Scoring Models have also become a vital indicator of proper "Risk Management."

The credit monitoring activities at Akbank have been restructured under a single unit embracing corporate, commercial, small business and retail transactions, as well as credit cards. The Bank has set up a series of precautions, with certain automatic procedures in place to help provide adequate credit assurances while at the same time minimizing risks, including actions that preclude the possibility of legal action. Akbank's traditionally prudent procedures concerning credit and risk management have resulted in keeping the Bank's percentage of non-performing loans at extremely low levels. In 2003, Akbank's NPL ratio dropped from 1.8% at the beginning of the year to 1.3% by the end of the year, an extremely low figure when compared to the sector's average of 11.5%.

Corporate Internet Branch

The Akbank Corporate Internet Branch was initially made available to customers in June 2000. By the end of 2003, it had reached approximately: 73,000 companies, 36 million transactions, and a transaction volume of TL 63,000 trillion.

Akbank's Corporate Internet Branch provides customers with 76 different transaction options, ranging from transfers between accounts to EFT, tax, social security, and invoice payments to member merchant transactions and investment transactions. In August 2003, existing transaction screens were revised and a more user-friendly layout was created.

RETAIL BANKING

As a result of the restructuring program, small business and consumer segments were placed under the Bank's Retail Banking Business Unit in 2003.

Akbank aims to become the leading retail banking institution by utilizing quality products that are highly specialized and providing service that is committed to meeting all customer requirements. The Bank offers its clients a wide range of retail banking services, including deposit accounts, consumer loans, credit cards, insurance products, and wealth management services. Akbank's unique competitive, customer-focused, and technology-intensive corporate culture aims towards complete customer satisfaction.

Akbank has the second most extensive branch network among private banks in Turkey. Its long line of retail banking products and services include debit cards, automatic payment services, foreign currency trading, safe deposit box rentals, check accounts, money transfers, and a variety of investment options. The number of retail banking customers has now exceeded 6.3 million.

At Akbank, customer-focused banking is of primary importance. To better accomplish this, the Bank has gone through a fundamental transformation process that takes into consideration its customers' needs and desires at the various stages of life, and seeks to establish strategic partnerships and product diversification in order to realize the demands of its customers. Akbank reaches far beyond classical, unimaginative approaches and seeks to provide customers with the exact services they require. This is why the Bank introduced such products in 2002 as Akbank MyFamily, the Roof Account, the Axess credit card, and specially designed consumer loans. These products were further honed to a higher degree of serviceability in 2003. Beyond these, the Akbank "Baby Account" and Akbank "School and Family Co-operation" are among the products and services, which were designed and introduced in 2003 in line with the Bank's innovative approach.

Akbank "MyFamily"

With the introduction of Akbank "MyFamily" in 2002, the Bank successfully implemented its strategy of "life-stages" and brought the family into the realm of retail banking. Market research confirmed that the Akbank "MyFamily" brand brought on feelings of warmth, confidence, and sympathy and played a major role in enhancing Akbank's positive image.

As of December 2003, the membership of the "Family Club," the popular bonus scheme under the Akbank "MyFamily" program, had grown to 637,768 individuals. Of these, 32% are new customers. This program has served to foster customer loyalty, as well as to increase the Bank's cross-selling opportunities and augment its non-interest income generating power.

Akbank "Baby Account"

As a part of the Akbank "MyFamily" program that was launched the previous year, the Bank developed and introduced a new product named the Akbank "Baby Account." This program enabled customers to make safe, long-term investments for the future of their children. The Akbank "Baby Account," which customers may use for their own children or as gifts to friends and relatives, is a demand deposit account investing in the Bank's Type B Variable Mutual Funds.

Akbank "Roof Account"

The Akbank "Roof Account" is essentially a demand deposit account that brings together a number of retail banking services while also easing the burden of daily cash management on customers.

The "Roof Account" was designed to provide high quality services to Akbank customers and help them save time by facilitating banking transactions. With 529,000 accounts by 2003, the "Roof Account" has provided a significant amount of cost savings. This account, in addition to lowering transaction costs, decreases the operational workload of the branches, creates a means of cross-selling, increases the average number of products per person, increases the customer's percentage of product use, helps activate the dormant customers, and draws new customers to the bank in the long-term. In 2003, as in 2002, the "Roof Account" delivered a significant performance in terms of product penetration, operational productivity, and customer satisfaction.

Consumer Loans

In 2003, Akbank achieved the fastest growth in the area of consumer loans of the Turkish banking industry. The number of credit applications received daily for most loan types increased between 3-4 times compared to the previous year.

Detail
Panel of çatma

Ottoman, Bursa or İstanbul
second half of 16th century-17th century
Brocaded silk velvet, silver thread
161 x 66 cm.
Florence, Museo Nazionale del Bargello

The following table shows Akbank's consumer loans by types:

	2003		2002		
	Total (TL Billion)	Market Share (%)	Total (TL Billion)	Market Share (%)	Increase (%)
Car Loans	1,271,998	31.1	224,386	17.6	466.9
Housing Loans	145,560	15.2	16,649	3.0	774.3
General Purpose Loans *	439,685	11.3	192,469	13.0	128.4
Total	1,857,243	20.8	433,504	13.1	328.4

* Includes overdraft loans.

In 2003, Akbank expanded its market share in consumer loans significantly without deteriorating its asset quality, thanks to its focus on credit risk management. Last year was also a time of important infrastructural changes for the Bank. In May, a new loan processing system called the "Compass" was initiated for use by the headquarters and branches, set in place in time before June - the beginning of the season when consumer loans grow traditionally. Developed in conjunction with Experian, the British-based company, the "Compass" system is a decision, workflow, monitoring, and operations module that integrates with the decision-making processes of the scorecard system.

At the end of 2003, Akbank entered into a two-year agreement with Fair Isaac, one of the world's leaders in providing credit risk management solutions. The comprehensive project under development includes management of consumer loan applications and customer behavior. This project increases the number of scorecards in order to make more precise and appropriate decisions for the various customer groups and products. With this new investment, Akbank is making an important commitment towards better risk management.

The Consumer Credit Bureau, incorporating an infrastructure set up by Experian, and where Akbank is also a shareholder, began operations in 2003 to produce bureau scores. Akbank started utilizing bureau scores as a reference benchmarking to its own scores. As the score data matures, Akbank will be able to utilize this significant tool to manage its credit risk in a more effective manner.

In 2003, as a result of competitive pricing policies, improvements in loan allocation processes, and having branches focused on consumer loans, Akbank made significant increases in both the number and volume of all types of consumer loans. By cooperating with leading brands in various industries, Akbank's consumer loans totaled TL 1,857 trillion, representing a 20.8% market share.

Progress of Loans in 2003 (%)


%2.1
%19.5
%28.6
%23.2
%8.4
%16.0
%6.6
2002
2003
Financial Sector
Project Finance
Corporate
Retail
SME

In accordance with the strategy of focusing on high-yield loan products, the ratio of retail loans to total loan portfolio is increasing. The share of retail loans grew to 23.2 % by the end of 2003, up from 8.4% at the end of 2002.

Mutual Funds

By the end of 2003, Akbank was managing 12 different mutual funds. Its market share in the mutual funds sector had increased from 11.7% at the end of 2002 to 14.5% by December 2003. Akbank ranked second in terms of market share and growth. The total volume of Akbank's mutual funds reached TL 2,876 trillion showing an increase of 159% y-o-y. Akbank's goal in 2004 is to continue pursuing stable growth and to become the leading mutual fund provider in Turkey.

In an attempt to reach this target, the Bank will pursue active marketing strategies, improvement of sales channels, and efforts to increase service quality.

Akbank is the only bank in Turkey authorized to trade American Express Funds. The Bank handles trading of seven AMEX funds, of which five are denominated in US Dollar and two in Euro.

Akbank's "Baby Account," launched in June 2003, is a demand deposit account that channels customers' monthly savings into the Bank's B Type Variable Mutual Funds in order to accumulate assets for their children's future. The "Baby Account" experienced rapid growth and achieved its targets by the end of 2003. Akbank anticipates further growth in 2004 through various kinds of partnerships.

Detail
Panel of çatma

Ottoman, Bursa or İstanbul
second half of 16th century-17th century
Brocaded silk velvet, silver thread
161 x 66 cm.
Florence, Museo Nazionale del Bargello

Other Banking Services

Akbank's goal is to become a multi-specialist bank providing high-quality services. To meet this objective, the Bank offers a broad range of financial products and services such as cash management, brokerage and investment services, alongside the more traditional products associated with classical banking. Such services are provided by the Bank's subsidiaries: Ak Securities (investment banking and brokerage services,) Ak Investment Fund (a closed-end mutual fund quoted on the ISE,) and Ak Portfolio Management.

As an agent of Aksigorta, Sabancı Group's non-life insurance company, Akbank markets a variety of insurance products through its branch network. By marketing investment and insurance products such as these, Akbank's aim is to complement its own service lines while also generating new sources of commission income.

Akbank currently handles salary disbursements of 525,000 employees in 5,800 companies. Efforts are underway to increase the loyalty of these customers whose salary payments are handled by the Bank, and to make Akbank their bank of choice for their banking needs. In line with this, the Bank has started to provide these customers with special packages, including advantages and privileges such as automatic overdrafts, automatic credit card issuances, discounts on consumer loans, and procedural facilities. Akbank plans to continue these and other schemes in 2004.

Non-interest revenue gains importance as a sustainable source of income in a low-inflation environment. Therefore, increasing the capacity to generate non-interest income is an important factor in helping the Bank to have a more robust financial structure. Efforts to increase the income from fee based services have yielded positive results, and in 2003, the Bank's net fee and commission income increased by 46.4%, reaching TL 225 trillion.

Alternative Distribution Channels

Freedom Banking

Akbank has developed the "Freedom Banking" concept in order to better meet customer requirements as well as to raise the efficiency of the branches. Freedom Banking channels include Internet Banking, Telephone Banking, Mobile Phone Banking, and ATMs. These channels are constantly being technologically upgraded to strengthen the entire distribution system. A customer utilizing Freedom Banking channels reduces the number of banking transactions made at the branch, thus granting the branches more time to focus on marketing activities to attract new customers and serve existing ones more attentively. Freedom Banking services are more than just alternative delivery channels; they enable customers to avail themselves of the full range of banking services, from cash transactions to investments, from anywhere in the world.

By the end of 2003, approximately 1,750,000 customers were actively using Akbank's Freedom Banking channels. The number of transactions these customers made constitutes 58% of all transactions. By 2006, Akbank aims to have 2,750,000 of its active customers use Freedom Banking channels and hopes to raise the percentage of transactions via this medium to 75% of all routine banking transactions.

Freedom Banking Area

A Freedom Banking Area is located within the

branches in order to acquaint customers with the concept of Freedom Banking and encourage them to take advantage of its facilities. This distinctive area, designed as a special corner within the branches, allows customers to use Internet and Telephone Banking.

In 2004, Akbank plans to expand its "Freedom Banking Area" project to all branches, making it easier for customers to learn the Freedom Banking concept.

Internet Branch-www.akbank.com

In 2003, Akbank redesigned the menus and user-interface of its Internet Branch in accordance with customer requirements. A total of 48 million transactions were performed via the Internet Branch, a figure representing 14.6% of all transactions performed throughout the entire Akbank network.

In the "2003 World's Best Internet Banks" competition organized by Global Finance, Akbank was recognized for having the "Best Internet-based Bill Payment Scheme in Europe," as well as the "Best Internet Branch in Turkey." The Global Finance magazine explained that it had given Akbank "The Best Internet Branch Award" because of tangible qualities such as its customer-focused approach, as well as the diversity of its web-based services and the design and user-friendliness of its Internet site.

444 25 25 Telephone Branch

The Telephone Branch was established in 2002 and launched at the beginning of 2003. The number of customers using 444 25 25 (444-AK-AK) increased rapidly and reached 460,000 by year-end. With over 16 million transactions, the Telephone Branch has quickly become an effective alternative distribution channel, registering 4.9% of all transactions performed throughout the Akbank system.

Phone and Internet Banking made easier

In November 2003, a new system was launched to facilitate the registration to alternative distribution channels for the first time in Turkey. With this new scheme, customers having an Akbank debit card are able to utilize Freedom Banking channels anytime without the need to fill in a form or make a personal application.

This system, called "Freedom Banking without Application," immediately enrolls all Akbank customers into the Bank's Internet and Telephone Banking services. The only key required for membership to these channels is the password of the Akbank debit card. This password, which most existing customers already have, is given to new customers in an envelope immediately upon the opening of their bank account. Therefore, when Akbank customers enter the website or call 444 25 25, they can immediately start with their banking transactions. The Bank anticipates that this will lead to a significant increase in the number of customers using Internet and Telephone Banking.

ATMs

By the end of 2003, Akbank controlled a 10.4% share of the ATM market in Turkey, evidence of the Bank's significant position in this delivery channel. In close co-operation with other leading banks in the country, Akbank helped set up the "Golden Point" network in 1994, which allows ATMs of participating banks to be shared. The total number of Golden Point ATMs



Drawing (Detail)
Silver brocaded velvet
Spanish or Italian (?), 14th century

is currently over 4,300, of which 1,380 are owned by Akbank. ATMs linked to the Golden Point network make up about 33.1% of all ATMs currently in operation in Turkey. Being a member of this Golden Point network has also enabled Akbank to increase its fee income.

Along with the addition of new functions to its ATMs, Akbank has also introduced cash deposit machines. Currently, ATMs with cash deposit features function as a pilot project, which is rapidly extending across the network. Akbank customers can now deposit money into their accounts 24 hours a day via ATMs equipped with the cash deposit function. Funds deposited through ATMs are immediately transferred to the customers' accounts and are instantly available for use in other banking transactions.

Credit Cards

Akbank is one of the pioneers in the credit card market in Turkey in terms of number and variety of card options offered to customers. The credit cards issued by the Bank have the Axess and American Express brands.

Paralel to the customer-focused approach, Akbank keeps track of the spending cycles and habits of its cardholders and observes their expectations through various campaigns and activities. Akbank deliberately offers two different groups of credit cards, Axess and American Express, to address the varying needs of its customers and their differing lifestyles and spending habits. At the same time, these cards give member merchants the chance to provide their customers with better service while also generating cross-selling opportunities. On top of creating retail banking synergies, Akbank's credit cards also offer customers attractive payment terms.

In 2003, the number of Akbank credit cards exceeded two million, marking an increase of 32.2% over the previous year. Akbank's cumulative market share in terms of spending volume was 10.6%, up from the figure of 9.3% in the previous December. In the days ahead, Akbank will continue its intensive marketing campaign with the aim of increasing its credit card market share, as well as boosting its performance by entering into new partnerships with retail chains.

Axess Card

The Axess Card, first launched by Akbank in November 2001, has continued to steadily strengthen its position in 2003, targeting the mass market in Turkey in the plastic card segment. Axess distinguishes itself from other cards by virtue of its "smart-card" chip technology that recognizes consumer preferences and spending habits and offers personalized advantages. The number of Akbank's multi-branded Axess Card increased by 41% and the spending volume surged 193% during 2003.

The Axess Card allows to make installment payments and to earn 'chip points' in stores that are members of the Axess network. With strategic liaisons with such leading brand names as BP, Carrefour, Migros, Varan, and McDonald's and with a network of over 46,000 participating businesses, Axess cardholders have many advantages. Possessing one of the largest business networks in the installment-based credit card market in Turkey, Axess also allows cardholders to shop with the MasterCard logo at over 33 million sales points around the world. In 2003, Axess organized direct campaigns at the sales outlets in order to issue new credit cards and increase turnover. Moreover, customer habits are examined at the sales points according to products purchased and customer-specific promotions are offered in accordance with Axess' customer-focused approach.

One of the highlights of these campaigns was the "free airplane ticket campaign," available for cardholders who reached a certain spending level. This campaign brought about an increase of 156% in the monthly average spending volume of the targeted group as compared to the period prior to the campaign.

American Express Cards

In 1996, Akbank signed an agreement with American Express, one of the world's most recognizable brands, granting Akbank the exclusive right to issue American Express credit cards and acquire member merchants in Turkey.

With American Express, Akbank is able to provide a variety of services with different credit cards tailored to the lifestyles of various customer segments. The American Express Card and the Gold Card, both of which have no pre-determined limits, address the needs of those in the upper income groups while the American Express Business Card provides benefits for commercial businesses. In July, Akbank launched the American Express Gold Credit Card, which is a regular credit card with a limit, in order to target people in the middle and upper income groups.

In 2003, Akbank developed new products and services for American Express cards. In June, the "Membership Rewards Program" was launched in Turkey. It is a popular bonus points system that millions of worldwide users benefit from, enabling American Express customers to win elegant gifts while shopping.

In September 2003, the American Express Turkish Internet site was launched. This site enables customers to access American Express products, services, and benefits through the Internet.

Akbank saw an increase of 46% in the number of American Express cards year-on- year, thanks to the effective marketing efforts it pursued throughout the year. In 2004, Akbank plans to develop new products and services to meet the growing needs and expectations of its customers, thereby increasing the number of cards further and the turnover as a consequence.



Detail
Kemha panel

Ottoman, Bursa or İstanbul,
second half of the 16th century
Gilt brocade, lampas weave
299 x 66,5 cm.
Florence, Museo Nazionale del Bargello

SMALL BUSINESS BANKING

At the beginning of the year, "MyCompany" project was initially developed as a new marketing approach to attract small to medium-sized businesses. Eventually, a new department called Small Business Banking was developed under the Retail Banking Group as a part of Akbank's 2003 restructuring program targeting small businesses. Under the new organizational structure, Akbank branches were segmented and re-equipped to better serve consumers and small business customers.

From Akbank "MyCompany" to Small Business Banking

The "MyCompany" project led to the re-organization of a number of products and marketing activities within Akbank. The plan called for more competitive approaches, as well as customer-focused solutions created and developed for smaller size companies. Within the scope of this new organization, various loan products are offered to small businesses. These loans are primarily; Machinery and Equipment Loans, Raw Material Procurement Loans, Vehicle/Fleet Loans, Installment-Based Commercial Loans, and TL spot and revolving loans.

With positive reaction coming from small business customers to the "My Company" project, Akbank placed the small business segment under the scope of the newly established Small Business Banking Department.

biz.card

The "biz.card" project was introduced in 2003 for the handling of cash management activities of the commercial customers. This new product is intended to be used in the supply chains of companies as an alternative tool to the existing payment and collection systems. This new system has now grown to include 8,600 distributors by December 2003.

The "biz.card" project plays a vital role in gaining new customers and strengthen relationships with existing ones. This scheme primarily targets companies in industries such as food and beverage, drugs, automotive parts and LPG which operate through vast networks of dealers/distributors across the country. For this reason, Akbank signed agreements with industry-leading companies for the handling of their collections from their dealers/distributors.

Farmer Support Package

Akbank began a new project in 2003 targeting farmers and those in the agricultural segment with its Farmer Support Package. Launched at the end of the year, initially as a pilot project first carried out in the Thrace, Aegean, and Çukurova regions of Turkey, this new venture seeks to restructure existing loan schemes and meet the specific needs of farmers. Careful consideration takes place regarding maturity periods and collateral structures, as well as the creation of practical new product packages. Akbank expects to expand this project to all regions of the country in 2004.

IT Support Loan

In a co-operative agreement with Microsoft, Akbank developed a new loan type for small to medium-sized enterprises (SMEs) to purchase software and hardware products from Microsoft's Entrepreneurial Consultancy Partners (ECP), who provide information technology services and consultancy. Currently being marketed by 122 ECPs, this loan is expected to reach about 1,000 SMEs in 2004.

Virtual AKPOS

Akbank has been involved in e-commerce services since 2000 through its Virtual AKPOS system. During the recent economic crisis, Virtual AKPOS became a viable new channel for companies, a position that will continue to strengthen in 2004, particularly with the legalization of e-signature and international e-security precautions.

Business Credit Cards

With the development of Akbank business credit cards to meet the changing needs of companies, Akbank continues its activities in this "niche" market. The Bank ended 2003 second in the market in this area, up from fourth the previous year.

Communication Activities

Training Seminars

Akbank continued to participate in various training programs (such as "Foreign Trade" and "Participation in International Fairs and Government Support") organized by the Export Promotion Center of Turkey (IGEME) in cooperation with Exporters Associations or Chambers of Commerce and Industry in various cities such as Istanbul, Ankara, Izmir, Denizli, Bursa, Konya, Trabzon, and Diyarbakır. Similar educational programs will continue in 2004 throughout Turkey, promoted and supported by the Bank's regional offices and branches.

Fairs

Last year Akbank participated in a number of major trade fairs: the Pharmaceuticals Fair, the IT Fair, the Industrial Export Products Fair, the Economic Co-operation Fair, and the Commerce and Industry Fair held in Konya, Samsun, Istanbul, Adana, and Izmir respectively. Akbank will continue to actively join trade fairs in 2004, specifically those that are relevant to its target audience in small business banking. The Bank views these as a valuable opportunity to introduce its products and services.

Sponsorships

In 2003, sponsorship agreements were signed with IGEME, TEB (Turkish Pharmacists Assoc.), KOBİ-EFOR Magazine, TÜBİTAK-MAM (The Scientific and Technical Research Council of Turkey - Marmara Research Center), TOSYÖV (Turkish Foundation for Small and Medium Business), KOSGEB (Small and Medium Industry Development Organization) and Certified Accountants' Association through which Akbank's "MyCompany" approach was introduced at meetings organized in Istanbul, İzmir, Beylikdüzü, Tuzla, Gebze, Kocaeli, Edirne and Eskişehir.

Member Merchant Activities

Akbank successfully continued its member merchant activities in 2003, reaching 142,000 members by the end of the year. The number of AKPOS terminals grew to 150,000, capturing a 22.6% market share, and ranking first in the industry.

With regards to member merchants' turnover, Akbank grew by 48% in 2003, thus becoming one of the industry leaders with a market share of 18.2%. Akbank realizes substantial benefits from the massive customer pool resulting from its involvement in member merchant activities. The Bank organizes campaigns and marketing projects for the purpose of developing and seizing cross-selling opportunities, making the most of the banking transactions of the member merchants.



Detail
Panel of çatma

Ottoman, Bursa or İstanbul
second half of 16th century-17th century
Brocaded silk velvet, silver thread
161 x 66 cm.
Florence, Museo Nazionale del Bargello

Akbank seized on the opportunities provided by increasing tourism revenues and made important gains in foreign credit card turnover, primarily with activities carried out in tourist regions during the 2003 tourism season. By the end of the year, Akbank had garnered a 23.2% market share in foreign credit card turnover.

The Axess Card, which so effectively contributed to and strengthened Akbank's position in the plastic card market in 2002, continued to play a key role in 2003 through customer-focused campaigns based on active merchant member expansion strategy and consumer preferences.

By the end of 2002, the Axess Card has provided chip money and installment opportunities for 1,800 brands through 14,000 sales outlets. As of year-end 2003, the number of sales outlets with chip money and installment opportunities rose to 46,000, an increase of 228%. With such large number of sales outlets Axess Card solidified its position among installment-based card systems in the Turkish banking sector.

PRIVATE PENSION BUSINESS

Consistent with its lifetime banking approach, Akbank took an active part in Turkey's newly developing Private Pension System to encourage long-term savings. In 2003, Akhayat Insurance completed its re-organization and obtained final official permission to transform itself into a pension fund company. It was renamed as "Ak Pension Fund" in January.

Ak Pension Fund's mission is to become the most reliable and preferred pension fund company for individuals planning their retirements. Its goal is to become the leading company in this newly established business segment, setting market rules and standards with an innovative approach to service.

Traditionally, private pension schemes around the world have served not only to increase the prosperity level of its customers during their retirements, but also bring dynamism and vibrancy to their economies by increasing trading activity for capital market instruments and creating new employment opportunities. In keeping with the social security reform currently unfolding in Turkey, Private Pension Funds will also bring similar benefits to the economy of this country.

Akbank's Private Pension Fund was inaugurated last year with these above-mentioned aims. In 2003, the Turkish Treasury authorized eleven pension companies to sell private pension contracts. Ak Pension Fund was among the first five companies to receive such authorization and began selling private pension plans on October 27, 2003. According to data released by the Pension Monitoring Center, Ak Pension Fund has already become the leader in this new sector.

Within the first two months of its launch, the Private Pension Funds enlisted over 27,000 participants. Authorities anticipate phenomenal growth in this new sector, estimating two million participants in the next ten years, with a fund size reaching approximately US$ 10 billion. By this time, Ak Pension Fund aims to become the acknowledged leader in this field by reaching 350,000 participants and a fund size of US$ 2 billion, always providing its customers with the highest quality of service, backed by Akbank, its team of financial consultants, and a handpicked dealer network.

The dynamic co-operation between Akbank and Ak Pension Fund, under the scope of bancassurance practices, is expected to create a unique synergy, given the added value of the Bank's over 600 branches and approximately six million customers. With this in mind, the Bank has set up the Reference Management System (RMS), a campaign management tool to function as an intermediary to offer private pension products to its customers.

AKBANK PRIVATE BANKING

Akbank's Private Banking Business Unit, in operation since March 2001, was established to provide priviliged services for upper-income individuals who have a different set of needs as well as higher expectations for banking and investment services.

Akbank Private Banking has grown rapidly, serving its customers today through nine branches, three of which are located in Istanbul (in Levent, Nişantaşı, and Suadiye). Other branches are located in Ankara, Izmir, Bursa, Adana, Antalya, and Denizli. Another branch will be opened in the first quarter of 2004, in Istanbul's Yeşilyurt district.

Akbank Private Banking aims to meet its primary goal of offering the best of world-class investment alternatives to its customers by carefully studying all the various financial products and services available in both local and international markets. The Bank provides these services to its customers through Private Customer Managers, supported by experts from Ak Securities and Ak Portfolio Management. Due to the volatility of market conditions, customers are regularly presented with relevant reports, including a wide variety of market, industry, and product research.

As of 2003, the total value of assets under the management of the Private Banking Business Unit reached approximately US$ 3.5 billion. This represents an increase of 278% over the previous year's volume. During this time, bolstered by the use of cross-selling facilities, the average number of products per customer increased to three.

Akbank Private Banking customers are offered the exclusive Amex Centurion and Platinum cards, whose ownerships in the world are highly limited. Also, Internet banking services are available to customers via the Akbank Private Banking Internet Branch.

Detail
Medallion Uşak Carpet
West Anatolia, 17th century
187 x 294 cm.
Florence, Galleria di Palazzo Mozzi Bardini

In cooperation with Akbank's Call Center, telephone banking services (including the customer authentication function) were developed and completed in 2003 and will be extended to private banking customers in 2004.

INTERNATIONAL BANKING

Akbank currently works with a network of 1,100 correspondent banks located in 120 countries. This network is continuously expanded to meet the growing needs and expectations of Akbank's customers, enabling the Bank to maintain its superior position in international banking. Last year, Akbank continued to successfully market the best products and services available in foreign trade financing, as well as foreign currency and Turkish lira clearances. Akbank continues to interact effectively with its correspondent banks, a fact evidenced by its participation in the management of the Trade Bank of Iraq venture.

The tender organized by Iraq's Temporary Governing Council for the management of the Trade Bank of Iraq was won by the J.P. Morgan Chase & Co. consortium. Akbank was the only Turkish bank that participated in the consortium, comprised of 13 of the world's leading banks. The Trade Bank of Iraq was established for the purpose of providing financial support for the reconstruction of Iraq in the aftermath of the war, acting as an intermediary in foreign trade transactions, and helping finance the high volume of exports that the Temporary Governing Council require to rebuild the country and meet the basic needs of the people.

Akbank's superior position in the Turkish banking sector, its foreign trade share and vast experience in the Middle East market played an important role in being selected to join the J.P. Morgan Chase & Co. consortium. Akbank will reinforce its position with its involvement in the Trade Bank of Iraq venture and will leverage this by facilitating the participation of Turkish foreign trade companies to the Iraq market by providing them with information and finance for fostering trade relations. In its unique position as a key member of the consortium, Akbank is poised to make privileged transactions. In this capacity, Akbank will serve as an intermediary in letter of credit transactions and carry out relations with Turkish Eximbank. Furthermore, Akbank has been entrusted with the responsibility of introducing the Trade Bank of Iraq to the Turkish business community. To this end, Akbank organized a conference at its headquarters on 26 January 2004 with the participation of the Trade Bank of Iraq officials and the Turkish business community.

Akbank's international borrowing activities, aimed at providing long-term funding at prices below those that fully reflect the country risk, diversifying the sources of funding and creating a base of international creditors for that purpose, serve as a role model for banking and finance circles in Turkey.

Since 1997, Akbank has increased international borrowing activities in line with its current strategies. In this regard, the Bank is always active in the syndication market and in 2003, it obtained two syndicated loans totaling US$ 800 million with the participation of the world's leading banks.

Akbank's 2003 international borrowing activities include the following:

- In July 2003, the Bank obtained a syndicated loan of US$ 350 million with the participation of 40 banks. The interest rate of this loan was set at Libor + 75 basis points (bps).

- Another syndicated loan in the amount of US$ 450 million was secured in November 2003. The amount of this loan was initially US$ 250 million, but in response to high demand from 52 banks, the amount was increased to US$ 450 million. As a result of the positive developments in the country and Akbank's superior position, the interest rate of the second syndicated loan was set at Libor + 65 bps. This loan represents one of the largest loans with the lowest interest rate secured in Turkey in 2003.

Both are one-year loans and are being used for export financing. The success associated with the securing of these two syndicated loans has underscored Akbank's high credibility in the international banking arena.

Akbank also uses other international borrowing instruments successfully.

- In October, Akbank obtained a five-year asset-backed loan in the amount of US$ 325 million with a two-year grace period. The first portion of this loan was received as US$ 400 million in November 1999 and this year a total of US$ 325 million with US$ 225 million as its 5th tranche and US$ 100 million as its 6th tranche was received. With this new funding, the total of asset-backed security scheme organized by the German correspondent bank WestLB AG reached a total of US$ 1,175 million. The loan received through WestLB AG was backed by the Bank's export, check, transfer, and remittance proceeds from abroad. The third and fourth tranches of this loan were insured by a credit insurer possessing an AAA rating.

- In July 1998, Akbank made its first asset-backed security issue in the amount of US$ 250 million which is organized by CSFB and Chase Securities. With a seven-year maturity, this issue was backed by the Bank's foreign-currency credit card receivables. Akbank is currently active in credit card securitization with a second tranche of this issue amounting to US$ 100 million. The second tranche of this loan was insured by a credit insurer possessing an AAA rating.

- In addition to the IFC (International Finance Corporation) loan amounting to US$ 55 million in 2002, a three-year loan of US$ 100 million was obtained through IFC, called the "B Loan"in October 2003. Whereas the first loan of US$ 55 million was covered entirely by the resources of IFC, the second loan of US$ 100 million was received from 14 of the world's leading banks.

Akbank is represented in the international banking arena by its branch in Malta, seven branches in Germany, and a representative office located in Paris all operating under the International Banking Business Unit. Additionally, Akbank owns a 37% stake in the London-based Sabancı Bank Plc as well as a 39.99% stake in the Istanbul-based BNP-AK-Dresdner Bank. Furthermore, Akbank International NV, which began



Detail
Small-patterned Holbein carpet

Turkey, second half of the 15th century

serving customers in May 2002 in the Netherlands, is a wholly-owned subsidiary of Akbank.

Akbank's Germany branches and the Netherlands-based Akbank International NV provide retail and corporate banking services. The Malta branch specializes in corporate banking services. Akbank's representative office in Paris provides services in the area of retail banking.

With the effective co-ordination of activities between the Bank's overseas entities and units at headquarters in Turkey, Akbank aims at increasing the Bank's presence in countries with viable markets. It also plans to develop international services for customers in line with the Bank's strategies and offer new products and services to improve the Bank's competitive advantage.

TREASURY

Akbank's strategy for treasury activities was eminently successful in 2003. Akbank was designated by the Undersecretariat of Treasury as one of the eleven "market-maker" banks in Turkey. Thanks to its robust capitalization, and effective and successful fund management by its Treasury, Akbank maintained its position as the most active bank in both primary and secondary markets.

Akbank's Treasury is a headquarters unit centrally providing fund management services to all branches of the Bank. The Unit consists of the following groups: TL Fund Group, FX Fund Group, Treasury Marketing Group, and Special Products Group.

The purpose of the Treasury is to lock in the maximum profit by managing FX and interest rates within the risk parameters set by the top management. The Unit manages the short and long-term liquidity and the fund surplus of the Bank, taking into consideration market conditions and the country's political and economic conjuncture. Also, the Unit carries out pricing and marketing activities of treasury products for corporate customers, and additionally is responsible for meeting customer demands by providing the best prices for treasury products within the shortest time possible.

The Treasury is responsible for monitoring market risks that the Bank is likely to encounter on a daily basis, borrowing Turkish Lira or foreign currency, procuring the funds required by the Bank, as well as trading in different instruments to meet the needs of the customers. In addition to finding and providing Turkish Lira and foreign currency funding, the Unit also trades in Turkish lira and foreign currency instruments on a spot and forward basis and trades in T-bills, government bonds, and other domestic and foreign securities with AAA ratings. The Bank holds a leading position in primary Turkish Eurobond and domestic FX bond markets. The Treasury Marketing Group has significantly increased the marketing of government bonds and T-bills to customers, leveraging the Bank's extensive branch network. Other treasury products marketed to customers include derivative instruments such as swaps, futures, and options. Akbank offers these products to its customers as hedging tools to protect them against exposure to financial risks.

Current economic, fiscal, and monetary policies in Turkey are monitored regularly. Domestic and international markets are under continuous surveillance. Potential risks and opportunities that the Bank might encounter are evaluated carefully, in order to be able to take the necessary actions in time and to ensure that the best portfolio positions are taken.

In line with Akbank's aim to become the leading bank in treasury products market share, a "customer-focused" approach has been adopted and studies on treasury products have been launched that will address the needs of different customer profiles. In accordance with these needs, new products are being developed for the Bank's retail, commercial, and corporate customers. In addition, communication with customers has been strengthened, as has the Bank's technological infrastructure, enabling customer transactions to be carried out more rapidly, at more competitive prices, and with a higher service quality.

RISK MANAGEMENT

Comprehensive, efficient and effective risk management

Risk management is an imperative component of Akbank's corporate culture. In Akbank, the risk management strategy means conservative value maximization through careful consideration of risk-return relationship.

Akbank's established risk management philosophy and policies accompanied with recent risk management models have proven to be accurate even during periods of volatility in financial markets.

To its credit, Akbank fared well during the recent financial crises in Turkey, weathering the storm much better than the other organizations in the banking sector. The keys to Akbank's success during this difficult period include:

→ A conservative and prudent approach to risk-taking policies, which form the basis of the risk management models,
→ The professional efficiency of the risk management staff,
→ A risk management organization independent of the business units, and
→ A foresighted approach to the identification and analysis of risk.

Organizational Structure

The Board of Directors and the Executive Management are responsible for the establishment of risk management policies and strategies at Akbank. These



Drawing (Detail)
Silver brocaded velvet

policies are periodically reviewed, both in daily Asset-Liability Committee meetings and in regular Board meetings, and adjusted to the recent events in the marketplace. The CEO is responsible for ensuring that the Bank's business units work in accordance with the risk management policies and strategies established by the Board of Directors. Internal audits and periodic inspections also ensure conformity with the Bank's policies and strategies.

Akbank's Board of Directors is responsible for establishing strategies, policies, and procedures regarding risk management as well as risk-taking limits in cooperation with the "Executive Risk Committee" (ERC), thus taking an active part in the risk management process. The ERC meets twice a month in order to review the position of the Bank as well as other developments in the economy.

The Risk Management Division is responsible for identifying, analyzing, measuring, and monitoring the market, credit, and operational risks on aggregate basis. It also carries out research and development activities concerning risk management methods and processes. Beyond that, the Risk Management Division acts as a risk center organizing the risk management studies of the Akbank-related group companies, including the Bank and other financial institutions in the group.

Compliance with Basel II

Akbank targets to fully comply with Basel II standards by year 2007. Currently, all efforts to establish principles and policies for risk management, risk monitoring and reporting are in compliance with Basel II norms.

BRSA and Turkish banks have been working together for the last couple of years on Basel II and its implications on the sector as a whole. Six banks including Akbank have participated in the global QIS3 (Quantitative Impact Study 3), which has been specifically designed to compare Basel I with Basel II and evaluate Basel II's implications.

Market Risk

Since July 2002, Akbank has been calculating the market risk on the basis of VaR methodology for internal reporting purposes on a daily and weekly basis. This methodology fully complies with the standards for market risk measurement in Basel.

This VaR calculation is reported to the Board of Directors and Executive Management weekly by the Risk Management Group. Akbank uses VaR as a risk parameter for the limit management of its bond portfolio. In addition to VaR calculations, Akbank applies several other measures of market risk management such as duration analysis and sensitivity analysis. The VaR measures are also supplemented by scenario analysis and stress tests that provides further insight under extreme events.

Credit Risk

Currently, an extensive "Credit Risk Project" is in progress through a joint-effort with a local consultancy firm.

This "Credit Risk Project" will develop an "Internal Rating System" from the Bank's existing scoring system. Consequently, expected and unexpected losses of the whole credit portfolio, with loss given default and severity statistics will be calculated.

Accordingly, Akbank is targeting to implement an

"advanced IRB" approach that is operational in the second half of 2004.

Operational Risk

In the existing system, the operational risks are calculated by "basic indicator" and "standard" methods. However, Akbank's ultimate aim is to set in place and utilize "advanced measurement" approach to measure operational risks.

CAPITAL MARKETS

Akbank provides capital market services via three subsidiaries: Ak Securities, Ak Portfolio Management, and Ak Investment Fund. The products and services provided by these subsidiaries are marketed through the branches of the Bank.

Ak Securities

Ak Securities is a full Akbank subsidiary that functions in capital markets as a brokerage house and investment bank. Through its proficient staff of 127 employees, Ak Securities offers services in stock and fixed-income securities trading, foreign securities trading, repo, corporate finance, and research.

With 183,648 investor accounts, Ak Securities ranks second among all brokerage houses in Turkey in terms of number of customers. In addition to Akbank's branches, Ak Securities' services are also provided 24 hours a day via the Internet, screen-based telephones (Aktel), and Akservis outlets and kiosks. In its own two branches (in Bakırköy and Ankara) and in Akbank branches that act as agents for Ak Securities, there are 59 fully-equipped trading rooms. Ak Securities will open six new branches in 2004 - in Gaziantep, Antalya, Izmir, Adana, Şaşkınbakkal, and Nuruosmaniye, which the latter two are in Istanbul.

Transactions on the Istanbul Stock Exchange (ISE) Bonds and Bills Market and Stock Market are performed in real time through Ak Securities' online connections with the ISE. Equity trading orders entered from a branch or from Freedom Banking channels can be communicated online to the Stock Exchange and results of the trade can be observed in like manner. In this way Ak Securities is boosting customer satisfaction while increasing transaction volume.

Ak Securities' Corporate Finance Department provides consultancy and brokerage services to its corporate clients to help them meet their financing requirements from both domestic and international capital markets with the best available terms and methods. Ak Securities also provides trading services for Turkish capital market instruments to foreign institutional investors through its International Institutional Sales Department.

In 2003, the volume of equity trading on the ISE totaled TL 291,734 trillion, of which TL 9,142 trillion was handled by Ak Securities, which translates into a market share of 3.1%. Meanwhile, the Company's share of the total online equity trading volume was 10.8%. Ak Securities ranked eighth among all brokerage houses trading on the ISE Stock Market,



Detail
Medallion Uşak Carpet
West Anatolia, 17th century
187 x 294 cm.
Florence, Galleria Palazzo Mozzi Bardini

fifth on the ISE Bonds and Bills Outright Sales and Purchases Market (including registration), and second on the ISE Repo/Reverse-Repo Market (including registration). Furthermore, Ak Securities was the first brokerage house in Turkey to market foreign mutual funds. It is currently the only authorized agent in the country for American Express mutual funds.

Ak Portfolio Management

Ak Portfolio Management manages "A" and "B" Type mutual funds for Akbank and Ak Securities as well as the portfolio held by Ak Investment Fund. The Company also started to manage the pension fund portfolios set up by Ak Pension Fund after the inauguration of the private pension system in 2003. In all, a total of 20 portfolios are managed, including one for Ak Securities and seven for Ak Pension Fund and Ak Investment.

Ak Portfolio Management was founded in June 2000. The Company's paid-in capital is TL 1 trillion, of which Akbank controls a 99.96 % stake. Ak Portfolio Management was also established to gain a significant market share in the private pension fund management business, which is expected to grow rapidly in the days ahead. In addition, Ak Portfolio Management also provides corporate investors asset management services in line with a plan especially tailored towards the client's financial circumstances and expectations, as well as risk-taking behavior.

The total size of the funds under management by Ak Portfolio Management increased from TL 1,111 trillion in 2002 to TL 2,876 trillion in 2003, representing an increase of 159% for the year. This translates into a US dollar figure well over US$ 2 billion. The total size of mutual funds in the sector increased by 75% in 2003, to TL 19,871 trillion. Ak Portfolio Management's market share in terms of the total size of funds under management reached 14.5%. With this increase in market share, the Company's ranking has risen from third to second. Ak Portfolio Management aims to become the leader in the mutual funds market.

Ak Investment Fund

Ak Investment Fund is a closed-end fund company, which ranks fourth among the 22 investment fund companies in the market with regards to its registered capital and second with regards to the size of its portfolio. Ak Investment Fund continues to reduce risks and increase returns by diversifying its investments as it monitors financial markets and peer institutions closely.

As of year-end 2003, Ak Investment Fund commanded a 10.5% share of the market with an annual yield of 70.9%, which outperformed the sector's average.

SUPPORT SERVICES

Information Technology

The importance Akbank gives to a dynamic technological infrastructure is especially apparent during periods of rapid growth. In 2003, Akbank invested US$ 33 million in technology. The Bank has allocated US$ 56 million to further develop its technology infrastructure in 2004. Akbank is in the process of fully modernizing its branch network infrastructure and banking applications under the scope of the "Transformation Project."

Services such as software, administration, maintenance and advisory, which were offered by Aknet previously, are now offered within Akbank after the acquisition of Aknet by the Bank.

The Disaster Recovery Center is located in Izmir with sufficient capacity to sustain all of electronic banking activities unremittingly in the event of a natural disaster or equipment failure in Istanbul headquarters. Furthermore, Akbank's IT activities are certified in full compliance with the (ISO: 9001-2000) Quality Assurance standards.

Centralized Operations

Internal Portal

The Internal Information Sharing system called "ilet.işim" was initiated in 2003, resulting in substantial savings in time and on paper costs. The Bank plans to deploy this system in all its regional offices and branches by the end of February 2004. Through the use of internal portal, all internal communication are moved away from paper media to an electronic platform. It is estimated that this will save approximately 25 million pages of paper annually. When other printed documents are taken into account, the combined savings is doubled. Since all internal information can be accessed through the system, employees will be able to effectively and immediately access the information they need from any point by using various key words. This implementation will save Akbank staff much time and effort, thus enhancing employee satisfaction.

Beyond this, the frequent use of the internal portal will save costs and expedite communications, as well as foster a common corporate culture.

Document Management and Centralization

In keeping with the Bank's customer-focused approach, the process of centralizing operations was initiated for the purpose of effectively allocating existing manpower in the branches to customer relations. Thus, the staff will be able to focus more on customer-oriented marketing activities. Also, operations will be handled from a central point in the most efficient way possible by using high technology, hence minimizing human error. In 2003, high-volume transactions of the corporate clients started to be handled through the Operations Center,which to date, 90% of the high-volume transaction workload has been transferred to the Center. Akbank's central operations infrastructure was further developed to handle operations in a more controlled, effective manner. Plans for 2004 call for the project to be implemented in all the Bank's branches.

New Branches

Akbank's customer-focused approach involves recognizing the customer in all platforms and serving him or her accordingly. This requires specifically tailored IT infrastructure in branches as well as in all customer interface screens on the Internet.



Detail
Medallion Uşak Carpet
West Anatolia, 17th century
187 x 294 cm.
Florence, Galleria Palazzo Mozzi Bardini

Therefore, Akbank has redesigned the customer screens in all the branches to facilitate customer recognition and to help tellers access customer information quickly and more efficiently.

Using a technique that enables data entry by a selection process, rather than the traditional typing, operation time per transaction has been significantly reduced. The deployment to all branches of the new system's most frequently used first phase screens will be completed in 2004. Thus, Akbank's customers will enjoy faster and better services in the branches, will be notified of suitable campaigns and will be directed to other service providers if needed. Customer-specific messages will be viewed on the branch screens helping branch personnel rapidly respond to customer inquiries. With these tools in place, Akbank's branches will serve more as sales points and solution centers rather than places where transactions are handled.

Human Resources and Training

Akbank's new training center, furnished with the latest technology in training facilities, is used for numerous training programs designed for all levels of the staff from the new recruits to the most experienced veterans.

Akbank's employees receive comprehensive orientation and training regarding the Bank's ongoing transformation program in an effort to enable them to gain understanding, sense of ownership, and proficiency in the new process. Through "Transformation Meetings," all branch personnel learn about the restructuring process, expectations and outcomes, as well as the objectives and strategies of the business units and the changes in human resources management. Some of the training programs include the following courses: "Management and Coaching" for all branch managers, "Sales and Marketing" for customer relations executives and clerks, and "Customer-Focused Service" for tellers and operations clerks.

In 2003, the Bank began "Career Training" programs, designed to equip all branch staff in the knowledge and skills required by their positions.

In a special meeting in Çeşme, all high ranking executives and managers from domestic and overseas units were given the rationale of the transformation process, expectations from the staff, and the future objectives and strategies of the Bank. Various other conference workshops emphasized the importance of teamwork and collaboration in the transformation process.

Management trainees and internal auditor trainees recruited by the Bank in 2003 were given training in economics and banking, as well as courses such as "Communication Skills," "Marketing and Sales Skills," and "Personal Image and Quality in Professional Life." Later, during internships at both the branches and headquarters, they were able to put into practice the theoretical knowledge acquired during the training. The Bank's other new recruits were given orientation programs and training appropriate to their positions and future responsibilities.

Efforts are ongoing to increase communication among personnel to establish effective and productive working relationships while also enhancing corporate culture and team spirit. Staff at all levels is encouraged to give feed back to upper management. Their recommendations concerning job-related issues are always given careful consideration.

The popular "Communication and Effectual Living Seminar" continued in 2003 for all the Bank's current and future managers in order to help them develop better communication skills in both their social and professional lives.

Akbank personnel were also sent to seminars organized by the Banks Association of Turkey and other domestic training companies, as well as to training and internship programs conducted by overseas institutions. Employees were also encouraged to improve their foreign language skills by participating in language courses. Moreover, Bank executives demonstrating outstanding performance and potential were sent to Sabancı University's executive MBA program.

In 2003, a total of 50,400 employees participated in Akbank's various training programs. Training per employee during the year averaged 62 hours.

As of year-end 2003, Akbank had 9,074 banking personnel on its payroll. Of these, 2,727 were employed at the headquarters, 413 in regional offices, and 5,934 at the branches. The Bank also employs 890 security officers. The average age of Akbank's employees is 32.7 years and 71% of them hold at least one university degree.

CULTURAL, ARTISTIC, AND SOCIAL ACTIVITIES

Akbank believes institutions that have a role in the economic development of the country should also embrace the responsibility of helping shape and support nation's cultural and social progress. Therefore, beginning in the 1970s, Akbank established a rich cultural and artistic heritage, which now incorporates publications and music, as well as the visual and plastic arts. Akbank continued its involvement and sponsorship of various cultural and artistic activities in 2003.

The Akbank Center for Culture and the Arts continues to serve as a hub for creative cultural and artistic programs in Turkey. Located in the heart of Beyoğlu in Istanbul's cultural district, the Center attracted art lovers in 2003 with its wide variety of artistic and contemporary activities. Last year, the Center averaged 45 events per month, maintaining its reputation as a popular gathering place for art enthusiasts attending one of its many avant-garde festivals and exhibitions.

The Akbank Center for Culture and the Arts underwent extensive renovations in 2002, transforming it into a better serving facility. In exhibitions held in the Center's art galleries, located on the ground and first floors of the building, Akbank hosted both famous as well as emerging artists and featured a wide spectrum of fascinating themes. One such example was the popular "Future Democracy" exhibition.



Detail
Small-patterned Holbein carpet
Turkey, second half of the 15th century

10th Anniversary Celebrations

The "Multi-Purpose Hall," located on the second floor of the Akbank Center for Culture and the Arts, hosted a number of world-famous artists in 2003 and served as the focal point for many special shows, concerts, and dance performances. The Center's 10th anniversary was commemorated with a special series of concerts that were very popular with the public, featuring four acclaimed pianists, namely Vladimir Ovchinnikov, Toros Can, Özgür Tuncer, and Burçin Büke.

Also in 2003, the Akbank Production Theater staged "Tek Kişilik Şehir ("A City of One") directed by Işıl Kasapoğlu and in 2004, the popular play "Fernando Krapp Bana Mektup Yazmış" ("Fernando Krapp Wrote This Letter To Me") will be staged for the theater enthusiasts.

The "Original Print Workshop," located on the third floor of the Akbank Center for Culture and the Arts, presented creative new activities every month during 2003 to enthusiastic audiences. Special Children's Day workshops, held on April 23rd, were popular with adults as well as with members of the younger generation.

In addition to the many live performances offered at the Akbank Center for Culture and the Arts, visitors have the opportunity of listening to melodies of their choice from a music archive containing approximately 1,500 CDs. Furthermore, the Center's fourth floor cafeteria houses a special library of modern art books and welcomes guests in a relaxed and peaceful ambience.

In 2003, a "Dance Workshop" directed by Zeynep Tanbay was organized on the sixth floor of the Center, giving people of all ages and generations the opportunity to learn various types of dance.

From Classical to Jazz

As a part of Akbank's monthly concert programs in 2003, the Akbank Chamber Orchestra conducted by Cem Mansur gave concerts for classical music enthusiasts primarily in Istanbul, but also in several other cities in Turkey as well. The most significant event of 2003 was the 13th annual "Akbank Jazz Festival." This popular program offered the public a chance to see and hear jazz masters at various venues in both Istanbul and Ankara.

Akbank sponsored the fashionable Rock'n Coke Festival at the Hezarfen Airport in Istanbul on September 6-7 last year. What made this event so special was Akbank's mobilization of its banking services to reach the participants in innovative ways. In particular, the Bank developed a new payment system that enabled the participants to spend money without using cash during the Festival. The Akbank Rock Card was created to serve as the currency for the event, allowing people to use this official currency for their spending needs.

Recognizing the strategic role of children as the future of the country, Akbank continued to reach out to them in 2003. The Akbank Children's Theater and the Akbank Shadow-Puppet Theater continued to stage free performances for children from their Center in Beyoğlu.

Committed to playing its role in protecting Turkey's historical heritage for the sake of the following generations, Akbank published a book in 2003 entitled the Istanbul Archeological Museum and presented it to the country's scientific and artistic circles.

SUBSIDIARIES

Company	Subsidiary	Business Area	Share (%)
Finance	Sabancı Bank	Banking	37.00
	BNP-AK-Dresdner Bank	Banking	39.99
	Ak Securities	Brokerage	99.80
	Ak Investment Fund	Investment	45.62
	Ak Portfolio Management	Portfolio Management	99.99
	Akbank International N.V.	Banking	100.00
	Ak Pension Fund	Private Pension System	73.41
Others	I-Bimsa	IT Company	10.00
	Temsa	Automotive	14.89





Horizontal Detail
Small-patterned Holbein carpet

Turkey, second half of the 15th century
Warp end weft: wool
A: 208 x 198 cm.; B: 208 x 36 cm.
Florence, Galleria Palazzo Mozzi Bardini

Detail
Panel of çatma

Ottoman, Bursa or İstanbul
second half of 16th century-17th century
brocaded silk velvet, silver thread
161 x 66 cm.
Florence, Museo Nazionale del Bargello

Akbank T.A.Ş. Headquarters
Sabancı Center 4. Levent
34330 Istanbul
TURKEY
Phone : 90-212 270 00 44
Telefax: 90-212 269 77 87
90-212 269 73 83
Telex: 26 480a+b AKUM TR
www.akbank.com

Investor Relations
Contact Persons:
A. Cenk Göksan
(Head of Investor Relations and Strategic Planning)
F. Şehsuvar Aladağ
(Assistant Manager-Investor Relations)
Phone: 90-212 280 13 35
90-212 279 07 61
90-212 270 00 44
(Ext. 13260-13250)
Fax: 90-212 279 00 62
investor.relations@akbank.com

Foreign Branches and International Affiliates

Akbank International N.V.
Parklaan 11
P.O. Box 23512, 3001 KM
Rotterdam, THE NETHERLANDS
Phone : 31-10 2405050
Telefax : 31-10 2405000

Frankfurt Central Branch
Kaiser Str. 9
60311 Frankfurt / Main, GERMANY
Phone : 49-69 29717100
Telefax : 49-69 29717104

Berlin Branch
Karl-Marx-Str. 13, 12043 Berlin
GERMANY
Phone : 49-30 62728711
Telefax : 49-30 62728750

Essen Branch
Huyssen Allee 3, 45128 Essen
GERMANY
Phone : 49-201 2457115
Telefax : 49-201 200984

Hamburg Branch
Lange Reihe 24, 20099
Hamburg, GERMANY
Phone : 49-40 28407611
Telefax : 49-40 280 1102

Hannover Branch
Goethe Str. 6C, 30169 Hannover
GERMANY
Phone : 49-511 12108141
Telefax : 49-511 131219

Munich Branch
Goethe Str. 12, 80336 München
GERMANY
Phone : 49-89 59068770
Telefax : 49-89 550 3850

Stuttgart Branch
Eberhard Str. 22, 70173 Stuttgart
GERMANY
Phone : 49-711 22295711
Telefax : 49-711 296600

Malta Branch
Portomaso Business Tower
Level 6, Portomaso PTM 01
St. Julians, MALTA
Phone : 356-21 383 500
Telefax : 356-21 383 666

Paris Representative Office
5 Rue de Rome 75008 Paris
FRANCE
Phone : 33-1 452 29411
Telefax : 33-1 452 29412



RESOLUTIONS

ADOPTED AT THE GENERAL MEETING OF AKBANK T.A.Ş. SHAREHOLDERS HELD ON 29 MARCH 2004, THE FOLLOWING HAVE BEEN RESOLVED BY THE MAJORITY OF THE VOTES

1- The Balance Sheet and Profit and Loss Account for 2003, prepared in accordance with accounting principles, including inflation accounting, promulgated by the Banking Regulation and Supervision Agency have been ratified and the Board of Directors and Auditors have been released from liability with regards to operations and accounts of the year in question.

2- Net profit for 2003 will be distributed in compliance with the proposal of the Board of Directors, such that:

- Gross TL 300,000,000,000,000 will be allocated from 2003 profit to be distributed as cash dividend to shareholders, starting from March 30, 2004, against 2003 dividend coupons on shares with Series 12, 13, 14, 15, 16, 17 and 18,

- TL 119,831,670,000,000 will be allocated to founders' and usufruct shares, to be paid as gross TL 47,215,000,000 per share, starting from March 30, 2004, upon submission of coupon 55 for founders' shares and coupon 14 for usufruct shares.

- Gross TL 324,000,000,000 will be paid to the Chairman and the members of the Board of Directors

- TL 300,000,000,000,000, equal to 25% of the paid in capital of the Bank, will be distributed to the shareholders as bonus shares

- TL 106,243,496,666,667 will be retained as Legal Reserves, and the remaining sum will be allocated to the Extraordinary Reserves.

3- Erol SABANCI, Akın KOZANOĞLU, Suzan SABANCI DİNCER, Özen GÖKSEL, Hamit Beliğ BELLİ, Hikmet BAYAR, Aydın GÜNTER, Ş.Yaman TÖRÜNER, Zafer KURTUL have been appointed as members of the Board of Directors for a period of three years, with a gross monthly renumeration of TL 1,000,000,000.

4- Shareholders have been informed about the donations to universities, foundations and other charity organizations. TL 8,074 billion of charitable donations has been resolved with the majority of the votes.

5- The Board of Directors has been empowered in connection with matters falling within the scope of articles 334 and 335 of the Turkish Commercial Code.



Detail
Medallion Uşak Carpet
West Anatolia, 17th century
187 x 294 cm.
Florence, Galleria Palazzo Mozzi Bardini

AKBANK T.A.Ş.

THE UNCONSOLIDATED FINANCIAL STATEMENTS

BASED ON THE ACCOUNTING PRINCIPLES, INCLUDING INFLATION ACCOUNTING, PROMULGATED BY THE BRSA AT 31 DECEMBER 2003

"The Bank prepared its unconsolidated statutory financial statements in accordance with accounting principles, including inflation accounting, promulgated by the Banking Regulation and Supervision Agency ("the BRSA") as at 31 December 2003. Those full set of unconsolidated statutory financial statements together with the explanatory disclosure notes were audited by Başaran Nas Serbest Muhasebeci Mali Müşavirlik A.Ş., a member of PricewaterhouseCoopers, whose audit report dated 16 February 2004 expressed an unqualified ("clear") opinion on these full set of financial statements. The Bank's balance sheets at 31 December 2003 and statements of income for the year then ended on the following pages are extracted from those full set of unconsolidated statutory financial statements."

AKBANK T.A.Ş.
BALANCE SHEETS AT 31 DECEMBER 2003 AND 31 DECEMBER 2002
ADJUSTED FOR THE EFFECTS OF INFLATION IN TURKISH LIRA (TL)

(Amounts are expressed in billions of TL, in terms of purchasing power of TL at 31 December 2003)

	ASSETS	CURRENT PERIOD (31/12/2003)			PREVIOUS PERIOD (31/12/2002)		
		TL	Foreign Currency	Total	TL	Foreign Currency	Total
I.	**Cash**	**108,419**	**105,262**	**213,681**	**108,769**	**164,988**	**273,757**
1.1	Cash	108,350	-	108,350	108,079	-	108,079
1.2	Foreign Currency	-	102,911	102,911	-	164,639	164,639
1.3	Balances with the Central Bank of Turkey	69	2,351	2,420	690	349	1,039
II.	**Trading Securities (Net)**	**1,244,031**	**5,489,430**	**6,733,461**	**2,469,163**	**2,926,250**	**5,395,413**
2.1	Government Debt Securities	1,244,009	5,473,403	6,717,412	2,469,150	2,905,288	5,374,438
2.1.1	Government Bonds	988,743	5,473,403	6,462,146	1,403,899	2,900,514	4,304,413
2.1.2	Treasury Bills	255,266	-	255,266	1,065,251	4,774	1,070,025
2.1.3	Other	-	-	-	-	-	-
2.2	Share Certificates	22	-	22	13	-	13
2.3	Other Marketable Securities	-	16,027	16,027	-	20,962	20,962
III.	**Banks and Other Financial Institutions**	**2,027**	**927,550**	**929,577**	**2,295**	**1,486,723**	**1,489,018**
3.1	Due from Banks	2,027	927,550	929,577	2,295	1,486,723	1,489,018
3.1.1	Domestic Banks	2,027	-	2,027	2,295	-	2,295
3.1.2	Foreign Banks	-	927,550	927,550	-	1,486,723	1,486,723
3.2	Other Financial Institutions	-	-	-	-	-	-
IV.	**Money Markets**	-	**396,845**	**396,845**	**1,669,256**	**486,770**	**2,156,026**
4.1	Interbank Money Market Placements	-	396,845	396,845	1,669,256	486,770	2,156,026
4.2	Receivables from Istanbul Stock Exchange Money Market	-	-	-	-	-	-
4.3	Receivables from reverse repurchase agreements	-	-	-	-	-	-
V.	**Available-for-sale Securities (Net)**	**5,145,037**	**1,563,062**	**6,708,099**	**3,354,663**	**2,790,443**	**6,145,106**
5.1	Share Certificates	12,266	69	12,335	8,612	76	8,688
5.2	Other Marketable Securities	5,132,771	1,562,993	6,695,764	3,346,051	2,790,367	6,136,418
VI.	**Loans**	**3,836,944**	**4,880,511**	**8,717,455**	**1,342,487**	**5,816,342**	**7,158,829**
6.1	Short-term	2,310,467	945,522	3,255,989	1,165,320	971,221	2,136,541
6.2	Medium and Long-term	1,526,477	3,934,989	5,461,466	177,167	4,845,121	5,022,288
6.3	Loans under Follow-up	70,071	40,490	110,561	78,653	51,068	129,721
6.4	Specific Provisions (-)	70,071	40,490	110,561	78,653	51,068	129,721
VII.	**Factoring Receivables**	-	-	-	-	-	-
VIII.	**Held-to-maturity Securities (Net)**	**644,765**	-	**644,765**	**769,131**	-	769,131
8.1	Government Debt Securities	644,765	-	644,765	769,131	-	769,131
8.1.1	Government Bonds	644,765	-	644,765	769,131	-	769,131
8.1.2	Treasury Bills	-	-	-	-	-	-
8.1.3	Other	-	-	-	-	-	-
8.2	Other Marketable Securities	-	-	-	-	-	-
IX.	**Investments and Associates (Net)**	**98,888**	**95,271**	**194,159**	**95,076**	**113,929**	**209,005**
9.1	Financial Investments and Associates	74,580	95,271	169,851	70,768	113,929	184,697
9.2	Non-financial Investments and Associates	24,308	-	24,308	24,308	-	24,308
X.	**Subsidiaries (Net)**	**98,183**	**89,265**	**187,448**	**91,651**	**49,258**	**140,909**
10.1	Financial Subsidiaries	98,183	89,265	187,448	90,392	49,258	139,650
10.2	Non-Financial Subsidiaries	-	-	-	1,259	-	1,259
XI.	**Oher Investments (Net)**	-	-	-	-	-	-
XII.	**Financial Lease Receivables (Net)**	-	-	-	-	-	-
12.1	Gross Financial Lease Receivables	-	-	-	-	-	-
12.2	Unearned Income (-)	-	-	-	-	-	-
XIII.	**Reserve Requirements with the Central Bank of Turkey**	**439,632**	**1,086,460**	**1,526,092**	**223,373**	**1,263,657**	**1,487,030**
XIV.	**Miscellaneous Receivables**	**38,180**	**456**	**38,636**	**53,270**	**542**	**53,812**
XV.	**Accrued Interest and Income Receivable**	**2,072,284**	**489,906**	**2,562,190**	**1,655,601**	**352,611**	**2,008,212**
15.1	Loans	130,001	41,637	171,638	34,760	65,713	100,473
15.2	Marketable Securities	1,926,489	253,465	2,179,954	1,593,278	157,624	1,750,902
15.3	Other	15,794	194,804	210,598	27,563	129,274	156,837
XVI.	**Property and Equipment (Net)**	**573,881**	**6,405**	**580,286**	**507,285**	**30,209**	**537,494**
16.1	Book Value	903,536	7,785	911,321	1,025,026	32,039	1,057,065
16.2	Accumulated Depreciation (-)	329,655	1,380	331,035	517,741	1,830	519,571
XVII.	**Intangible Assets (Net)**	**19,237**	-	**19,237**	**13,991**	-	**13,991**
17.1	Goodwill	-	-	-	-	-	-
17.2	Other	35,788	-	35,788	27,409	-	27,409
17.3	Accumulated Amortisation (-)	16,551	-	16,551	13,418	-	13,418
XVIII.	**Other Assets**	**19,407**	**12,921**	**32,328**	**19,276**	**4,823**	**24,099**
	TOTAL ASSETS	14,340,915	15,143,344	29,484,259	12,375,287	15,486,545	27,861,832

AKBANK T.A.Ş.
BALANCE SHEETS AT 31 DECEMBER 2003 AND 31 DECEMBER 2002
ADJUSTED FOR THE EFFECTS OF INFLATION IN TURKISH LIRA (TL)

(Amounts are expressed in billions of TL, in terms of purchasing power of TL at 31 December 2003)

	LIABILITIES and SHAREHOLDERS' EQUITY	CURRENT PERIOD (31/12/2003)			PREVIOUS PERIOD (31/12/2002)		
		TL	Foreign Currency	Total	TL	Foreign Currency	Total
I.	**Deposits**	**5,994,439**	**13,108,763**	**19,103,202**	**5,008,047**	**13,901,631**	**18,909,678**
1.1	Bank Deposits	123,627	1,214,463	1,338,090	12,162	522,615	534,777
1.2	Saving Deposits	4,428,654	-	4,428,654	3,449,279	-	3,449,279
1.3	Public Sector Deposits	13,486	-	13,486	7,420	-	7,420
1.4	Commercial Deposits	1,210,987	-	1,210,987	1,309,635	-	1,309,635
1.5	Other Institutions Deposits	217,685	-	217,685	229,551	-	229,551
1.6	Foreign Currency Deposits	-	11,894,300	11,894,300	-	13,379,016	13,379,016
1.7	Gold Vault	-	-	-	-	-	-
II.	**Money Markets**	**602,895**	-	**602,895**	**535,011**	-	**535,011**
2.1	Funds from Interbank Money Market	-	-	-	-	-	-
2.2	Funds from Istanbul Stock Exchange Money Market	-	-	-	-	-	-
2.3	Funds Provided Under Repurchase Agreements	602,895	-	602,895	535,011	-	535,011
III.	**Funds Borrowed**	**33,314**	**3,614,557**	**3,647,871**	**15,768**	**3,652,382**	**3,668,150**
3.1	Funds Borrowed from the Central Bank of Turkey	-	-	-	-	-	-
3.2	Other Funds Borrowed	33,314	3,614,557	3,647,871	15,768	3,652,382	3,668,150
3.2.1	Domestic Banks and Institutions	33,314	14,121	47,435	15,768	3,781	19,549
3.2.2	Foreign Banks, Institutions, and Funds	-	3,600,436	3,600,436	-	3,648,601	3,648,601
IV.	**Marketable Securities Issued (Net)**	-	-	-	-	-	-
4.1	Bills	-	-	-	-	-	-
4.2	Asset Backed Securities	-	-	-	-	-	-
4.3	Bonds	-	-	-	-	-	-
V.	**Funds**	-	-	-	-	-	-
VI.	**Miscellaneous Payables**	**63,990**	**41,092**	**105,082**	**34,117**	**27,933**	**62,050**
VII.	**Other Liabilities**	**13,464**	**26,351**	**39,815**	**23,746**	**37,325**	**61,071**
VIII.	**Taxes and Other Duties Payable**	**52,616**	**495**	**53,111**	**49,262**	**55**	**49,317**
IX.	**Factoring Payables**	-	-	-	-	-	-
X.	**Financial Lease Payables (Net)**	**387**	**10,222**	**10,609**	**929**	**18,793**	**19,722**
10.1	Gross Financial Lease Payables	387	11,605	11,992	929	22,269	23,198
10.2	Deferred Financial Lease Expenses (-)	-	1,383	1,383	-	3,476	3,476
XI.	**Accrued Interest and Expenses Payable**	**174,376**	**214,452**	**388,828**	**188,220**	**276,767**	**464,987**
11.1	Deposits	100,050	41,363	141,413	116,425	51,499	167,924
11.2	Borrowings	2,082	18,824	20,906	1,780	17,418	19,198
11.3	Repurchase Agreements	519	-	519	900	-	900
11.4	Other	71,725	154,265	225,990	69,115	207,850	276,965
XII.	**Provisions**	**479,159**	**6,439**	**485,598**	**380,930**	**3,964**	**384,894**
12.1	General Loan Loss Provision	52,049	-	52,049	34,790	-	34,790
12.2	Reserve for Employment Termination Benefits	11,398	-	11,398	9,080	-	9,080
12.3	Provision for Income Taxes	262,087	-	262,087	334,805	-	334,805
12.4	Insurance Technical Provisions (Net)	-	-	-	-	-	-
12.5	Other Provisions	153,625	6,439	160,064	2,255	3,964	6,219
XIII.	**Subordinated Loans**	-	**4,562**	**4,562**	-	**5,034**	**5,034**
XIV.	**Shareholders' Equity**	**5,037,179**	**5,507**	**5,042,686**	**3,701,918**	-	**3,701,918**
14.1	Paid-in Capital	1,200,000	-	1,200,000	816,000	-	816,000
14.2	Capital Reserves	2,224,102	5,507	2,229,609	2,104,902	-	2,104,902
14.2.1	Share Premium	-	-	-	-	-	-
14.2.2	Share Cancellation Profits	-	-	-	-	-	-
14.2.3	Marketable Securities Valuation Fund	139,324	5,507	144,831	21,068	-	21,068
14.2.4	Revaluation Fund	-	-	-	-	-	-
14.2.5	Evaluation Differences	-	-	-	-	-	-
14.2.6	Other Capital Reserves	-	-	-	-	-	-
14.2.7	Reserves Arising from the Restatement of Paid-in Caiptal	2,084,778	-	2,084,778	2,083,834	-	2,083,834
14.3	Profit Reserves	288,553	-	288,553	-	-	-
14.3.1	Legal Reserves	41,651	-	41,651	-	-	-
14.3.2	Status Reserves	-	-	-	-	-	-
14.3.3	Extraordinary Reserves	246,902	-	246,902	-	-	-
14.3.4	Other Profit Reserves	-	-	-	-	-	-
14.4	Income or (Loss)	1,324,524	-	1,324,524	781,016	-	781,016
14.4.1	Prior Years' Income or (Losses)	-	-	-	-	-	-
14.4.2	Current Year Income or (Loss)	1,324,524	-	1,324,524	781,016	-	781,016
	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**12,451,819**	**17,032,440**	**29,484,259**	**9,937,948**	**17,923,884**	**27,861,832**

AKBANK T.A.Ş.
INCOME STATEMENTS FOR THE YEARS ENDED 31 DECEMBER 2003 AND 2002
ADJUSTED FOR THE EFFECTS OF INFLATION IN TURKISH LIRA (TL)

(Amounts are expressed in billions of TL, in terms of purchasing power of TL at 31 December 2003)

	INCOME and EXPENSES	CURRENT PERIOD (31/12/2003)	PREVIOUS PERIOD (31/12/2002)
I.	**Interest Income**	**3,736,371**	**4,010,257**
1.1	Interest on Loans	976,548	976,193
1.1.1	Interest on TL Loans	759,965	577,906
1.1.1.1	Short-term Loans	553,434	527,795
1.1.1.2	Medium and Long-term Loans	206,531	50,111
1.1.2	Interest on Foreign Currency Loans	202,467	382,382
1.1.2.1	Short-term Loans	48,719	151,104
1.1.2.2	Medium and Long-term Loans	153,748	231,278
1.1.3	Interest on Loans Under Follow-up	14,116	15,905
1.1.4	Premiums Received from Resource Utilisation Support Fund	-	-
1.2	Interest Received from Reserve Requirements with the Central Bank of Turkey	72,334	58,434
1.3	Interest Received from Banks	19,185	50,451
1.3.1	The Central Bank of Turkey	6	18
1.3.2	Domestic Banks	4,193	11,287
1.3.3	Foreign Banks	14,986	39,146
1.4	Interest Received from Money Market Transactions	311,233	858,494
1.5	Interest Received from Marketable Securities Portfolio	2,353,745	2,065,592
1.5.1	Trading Securities	1,672,255	1,059,060
1.5.2	Available-for-sale Securities	615,439	613,493
1.5.3	Held-to-maturity Securities	66,051	393,039
1.6	Other Interest Income	3,326	1,093
II.	**Interest Expense**	**2,003,206**	**2,133,695**
2.1	Interest on Deposits	1,720,584	1,711,636
2.1.1	Bank Deposits	30,138	64,036
2.1.2	Saving Deposits	1,206,800	1,158,523
2.1.3	Public Sector Deposits	119	148
2.1.4	Commercial Deposits	60,709	26,100
2.1.5	Other Institutions Deposits	131,370	127,933
2.1.6	Foreign Currency Deposits	291,448	334,896
2.1.7	Gold Vault	-	-
2.2	Interest on Money Market Transactions	185,317	290,048
2.3	Interest on Funds Borrowed	93,356	127,418
2.3.1	The Central Bank of Turkey	-	-
2.3.2	Domestic Banks	9,132	12,775
2.3.3	Foreign Banks	72,408	100,420
2.3.4	Other Financial Institutions	11,816	14,223
2.4	Interest on Securities Issued	-	-
2.5	Other Interest Expenses	3,949	4,593
III.	**Net Interest Income (I-II)**	**1,733,165**	**1,876,562**
IV.	**Net Fees and Commissions Income**	**197,032**	**125,346**
4.1	Fees and Commissions Received	419,484	366,618
4.1.1	Cash Loans	70,106	70,096
4.1.2	Non-cash Loans	20,601	18,973
4.1.3	Other	328,777	277,549
4.2	Fees and Commissions Paid	222,452	241,272
4.2.1	Cash Loans	28,369	13,988
4.2.2	Non-cash Loans	152	647
4.2.3	Other	193,931	226,637
V.	**Dividend Income**	**2,432**	**4,645**
5.1	Trading Securities	-	-
5.2	Available-for-sale Securities	2,432	4,645
VI.	**Net Trading Income / (Loss)**	**1,726,147**	**879,942**
6.1	Trading Gains on Securities (Net)	1,348,620	1,200,804
6.2	Foreign Exchange Gains or (Losses) (Net)	377,527	(320,862)
VII.	**Gains or (Losses) on Securities Held-for-investment**	-	-
VIII.	**Other Operating Income**	**84,524**	**108,079**
IX.	**Operating Income (III+IV+V+VI+VII+VIII)**	**3,743,300**	**2,994,574**
X.	**Provision for Loan Losses and Other Receivables (-)**	**131,443**	**83,157**
XI.	**Other Operating Expenses (-)**	**1,170,432**	**933,032**
XII.	**Net Operating Income (IX-X-XI)**	**2,441,425**	**1,978,385**
XIII.	**Income from Investments and Associates**	**12,198**	**85,764**
XIV.	**Income / (Loss) on Net Monetary Position**	**(413,942)**	**(688,078)**
XV.	**Income Before Income Taxes (XII+XIII+XIV)**	**2,039,681**	**1,376,071**
XVI.	**Provision for Income Taxes (-)**	**715,157**	**595,055**
XVII.	**Net Income / (Loss) Before Extraordinary Items (XV-XVI)**	**1,324,524**	**781,016**
XVIII.	**Extraordinary Income / (Loss) After Taxes**	-	-
18.1	Extraordinary Income / (Loss) Before Taxation	-	-
18.1.1	Extraordinary Income	-	-
18.1.2	Extraordinary Expenses (-)	-	-
18.2	Provision for Taxes on Extraordinary Income (-)	-	-
XIX.	**NET INCOME / (LOSS) (XVII+XVIII)**	**1,324,524**	**781,016**
	Earnings / (Loss) per share in TL full	1,104	957

AKBANK T.A.Ş.

CONSOLIDATED FINANCIAL STATEMENTS
AT 31 DECEMBER 2003
TOGETHER WITH AUDITOR'S REPORT

PRICEWATERHOUSECOOPERS

Başaran Nas Serbest Muhasebeci
Mali Müşavirlik A.Ş.
a member of
PricewaterhouseCoopers
BJK Plaza, Süleyman Seba Caddesi
No:48 B Blok Kat 9 Akaretler
Beşiktaş 34357 İstanbul-Turkey
www.pwc.com/tr
Telephone +90 (212) 326 6060
Facsimile +90 (212) 326 6050

AUDITOR'S REPORT

To the Board of Directors of
Akbank T.A.Ş.

1. We have audited the accompanying consolidated balance sheet of Akbank T.A.Ş. ("the Bank" - a Turkish corporation) at 31 December 2003 and the related consolidated statements of income and of cash flows for the year then ended, all expressed in the equivalent purchasing power of the Turkish lira at 31 December 2003. These consolidated financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3. In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Akbank T.A.Ş. at 31 December 2003 and the results of its operations and its cash flows for the year then ended in accordance with International Financial Reporting Standards.

Başaran Nas Serbest Muhasebeci
Mali Müşavirlik Anonim Şirketi
a member of
PricewaterhouseCoopers

Zeynep Uras, SMMM
Istanbul, 16 February 2004

AKBANK T.A.Ş.

CONSOLIDATED FINANCIAL STATEMENTS AT 31 DECEMBER 2003

AKBANK T.A.Ş.

CONSOLIDATED BALANCE SHEETS
AT 31 DECEMBER

(Amounts expressed in billions of Turkish lira (TL) in terms of the purchasing power of TL at 31 December 2003)

	Notes	2003	2002
ASSETS			
Cash and due from banks	4	1,639,534	4,571,164
Trading securities	5	7,729,038	5,954,174
Derivative financial instruments	6	191,750	91,387
Reserve requirements with the Central Bank of Turkey	7	1,543,278	1,505,357
Originated loans:			
-Loans and advances to customers	8	8,778,194	7,225,725
-Securities	8	7,068,261	7,717,656
Investment securities:			
-Available-for-sale	9	1,373,928	315,663
Investments in associated companies	10	203,547	212,346
Property and equipment	11	639,012	615,791
Deferred tax assets, net	15	68,294	-
Other assets and pre-payments	12	73,574	85,601
Total assets		**29,308,410**	**28,294,864**
LIABILITIES AND SHAREHOLDERS' EQUITY			
Customer deposits	13	19,923,872	20,219,042
Derivative financial instruments	6	4,704	293
Funds borrowed	14	3,398,308	3,241,701
Debt securities in issue	14	275,031	450,681
Income taxes payable	15	266,223	267,387
Deferred tax liabilities, net	15	-	57,664
Other liabilities and accrued expenses	16	450,430	470,292
Reserve for employment termination benefits	17	25,623	21,918
Total liabilities		**24,344,191**	**24,728,978**
Minority interest		118	156
Shareholders' equity			
-Share capital	18	1,200,000	816,000
-Adjustment to share capital	18	2,193,052	2,192,108
Total paid-in share capital		**3,393,052**	**3,008,108**
Share premium		7,992	7,992
Translation reserve	10	(27,962)	(3,426)
Other reserves	9	3,639	(18,893)
Retained earnings	19	1,587,380	571,949
Total shareholders' equity		**4,964,101**	**3,565,730**
Total liabilities and shareholders' equity		**29,308,410**	**28,294,864**
Commitments and contingent liabilities	21		

The consolidated financial statements as at and for the year ended 31 December 2003 have been approved for issue by the Board of Directors on 16 February 2004 and signed on its behalf by Zafer Kurtul, the Chief Executive Officer and; by Balamir Yeni, the Executive Vice President of Akbank T.A.Ş..

The accompanying notes form an integral part of these consolidated financial statements.

AKBANK T.A.Ş.

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED 31 DECEMBER

(Amounts expressed in billions of Turkish lira (TL) in terms of the purchasing power of TL at 31 December 2003)

	Notes	2003	2002
Interest income:			
Interest on originated loans:			
- Loans and advances to customers		976,227	850,555
- Securities		1,267,776	1,209,366
Interest on investment and trading securities		1,999,817	1,750,070
Interest on deposits with banks		458,270	1,034,662
Other interest income		1,067	1,058
Total interest income		**4,703,157**	**4,845,711**
Interest expenses:			
Interest on deposits		(1,897,378)	(2,028,046)
Interest on funds borrowed and debt securities in issue		(93,356)	(147,242)
Interest on Interbank money market deposits		(50,091)	(75,164)
Other interest expenses		(3,949)	(2,714)
Total interest expenses		**(2,044,774)**	**(2,253,166)**
Net interest income		**2,658,383**	**2,592,545**
Foreign exchange gains and losses, including net gains or losses from dealing in foreign currency		181,398	(6,505)
Net interest income after foreign exchange gains and losses		**2,839,781**	**2,586,040**
Impairment losses on loans and advances	8	(91,768)	(39,107)
Net interest income after foreign exchange gains and losses and provision for loan losses		**2,748,013**	**2,546,933**
Fee and commission income		448,864	398,858
Fee and commission expense		(223,568)	(244,981)
Net fee and commission income		**225,296**	**153,877**
Net trading gains on securities		501,228	180,644
Dividend income		4,267	2,872
Other operating income		30,891	47,375
Operating income		**3,509,695**	**2,931,701**
Operating expenses	20	(943,815)	(966,179)
Income from associates	10	21,046	24,238
Loss on net monetary position		**(371,871)**	**(603,593)**
Income before income taxes		**2,215,055**	**1,386,167**
Income taxes	15	(707,147)	(610,285)
Income before extraordinary taxes		**1,507,908**	**775,882**
Extraordinary taxes		-	(790)
Income before minority interest		**1,507,908**	**775,092**
Minority interest		(14)	29
Net income		**1,507,894**	**775,121**
Earnings per share	2 (u)		
- ordinary shares (expressed in TL per share)		1,127	579
- founders' and usufruct shares (expressed in TL million per share)		61,380	31,552

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED 31 DECEMBER

(Amounts expressed in billions of Turkish lira (TL) in terms of the purchasing power of TL at 31 December 2003)

	Notes	2003	2002
Cash flows from operating activities:			
Net income for the year		1,507,894	775,121
Adjustments for:			
Depreciation and amortisation	11	87,047	88,940
Provision for loan losses	8	91,768	39,107
Impairment in the value of available-for-sale equity securities	20	-	16,334
Impairment in the value of property and equipment	11	22,257	-
Employment termination benefits	17	(6,815)	(3,114)
Income from associates		(21,046)	(24,238)
Minority interest		(38)	(27)
Add back dividend income		(4,267)	(2,872)
Add back income taxes		707,147	610,285
Remeasurement of derivative financial instruments at fair value		(95,948)	(87,436)
Unearned commission income	16	(63,530)	7,145
Interest income, net		(2,658,383)	(2,592,545)
Interest paid		(2,217,266)	(2,181,014)
Interest received		4,250,185	3,861,349
Other reserves		21,186	(11,606)
Translation reserve		(24,537)	(3,425)
Inflation effect on non-operating activities		11,217	4,667
Inflation effect on provision for loan losses	8	(21,034)	(42,485)
Operating profit before changes in operating assets and liabilities		**1,585,837**	**454,186**
Net increase in reserve requirements with the Central Bank of Turkey		(36,820)	(195,023)
Net increase in originated loans		(803,246)	(418,316)
Net increase in trading securities		(1,368,721)	(2,241,762)
Net increase in other assets and prepayments		(58,777)	(88,943)
Net increase in other liabilities and accrued expenses		54,188	17,337
Net (decrease)/increase in customer deposits		(288,936)	2,023,157
Inflation effect on operating activities		(231,626)	401,498
		(1,148,101)	**(47,866)**
Income taxes paid		(834,269)	(542,409)
Net cash used in operating activities		**(1,982,370)**	**(590,275)**
Cash flows from / (used in) investing activities:			
Purchase of property and equipment, net	11	(132,525)	(87,590)
Net change in investment in associated companies		8,799	(20,813)
Net (increase)/decrease in investment securities		(948,693)	21,751
Dividends received		4,267	2,871
Net cash used in investing activities		**(1,068,152)**	**(83,781)**
Cash flows from / (used in) financing activities:			
Repayments of borrowed funds and debt securities (net of proceeds)		(23,099)	(83,565)
Dividends paid		(107,519)	-
Inflation effect on financing activities		461,569	992,052
Net cash from financing activities		**330,951**	**908,487**
Net (decrease)/increase in cash and cash equivalents		**(2,719,571)**	**234,431**
Inflation effect on cash and cash equivalents		**(220,126)**	**(1,355,732)**
Cash and cash equivalents at the beginning of year	4	**4,518,522**	**5,639,823**
Cash and cash equivalents at the end of year	4	**1,578,825**	**4,518,522**

The accompanying notes form an integral part of these consolidated financial statements.

AKBANK T.A.Ş.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE YEARS ENDED 31 DECEMBER

(Amounts expressed in billions of Turkish lira (TL) in terms of the purchasing power of TL at 31 December 2003)

	Share Capital							
	Share capital	Adjustment to share capital	Total paid-in share capital	Share premium	Translation reserve	Other reserves	Retained earnings/ (accumulated deficit)	Total
Balance at 1 January 2002	**800,000**	**3,474,347**	**4,274,347**	**7,992**	**-**	**(23,619)**	**(1,469,411)**	**2,789,309**
Capital increase:								
- Transfer from retained earnings/(accumulated deficit)	16,000	4,216	20,216	-	-	-	(20,216)	-
Elimination of accumulated deficit (Note 2 (t))	-	(1,286,455)	(1,286,455)	-	-	-	1,286,455	-
Available-for-sale securities' net fair value gains, net of tax	-	-	-	-	-	4,726	-	4,726
Translation reserve	-	-	-	-	(3,426)	-	-	(3,426)
Net income for the year	-	-	-	-	-	-	775,121	775,121
Balance at 31 December 2002	**816,000**	**2,192,108**	**3,008,108**	**7,992**	**(3,426)**	**(18,893)**	**571,949**	**3,565,730**
Balance at 1 January 2003	**816,000**	**2,192,108**	**3,008,108**	**7,992**	**(3,426)**	**(18,893)**	**571,949**	**3,565,730**
Capital increase:								
- Transfer from retained earnings	384,000	944	384,944	-	-	-	(384,944)	-
Available-for-sale securities' net fair value gains, net of tax	-	-	-	-	-	22,532	-	22,532
Translation reserve	-	-	-	-	(24,536)	-	-	(24,536)
Cash dividends	-	-	-	-	-	-	(107,519)	(107,519)
Net income for the year	-	-	-	-	-	-	1,507,894	1,507,894
Balance at 31 December 2003	**1,200,000**	**2,193,052**	**3,393,052**	**7,992**	**(27,962)**	**3,639**	**1,587,380**	**4,964,101**

The accompanying notes form an integral part of these consolidated financial statements.

(Amounts expressed in billions of Turkish lira (TL) in terms of the purchasing power of TL at 31 December 2003)

NOTE 1 - PRINCIPAL ACTIVITIES

Akbank T.A.Ş. ("the Bank") was formed in 1948 and is a member of the Sabancı Group of companies which is incorporated and domiciled in Turkey. The Bank's head offices are located at Sabancı Center 4. Levent Istanbul/Turkey. As of 31 December 2003, the Bank had 611 branches dispersed throughout the country and 1 representative office and 8 branches operating outside the country (2002: 618 branches, 1 representative office and 8 branches operating outside the country). As at 31 December 2003, the Bank employed 10,024 people (2002: 9,277 people). In addition to regular banking operations, the Bank also provides insurance intermediary services as an agency of Aksigorta A.Ş. and Ak Emeklilik A.Ş.. Substantially all of the Bank's operations are carried out in one geographical segment (Turkey) and in one business segment (banking).

Some of the Bank's shares have been quoted on the Istanbul Stock Exchange since 1990. In April 1998, 2,012,500,000 ordinary shares, or 4.03% of the outstanding share capital of the Bank, was offered and sold in an international offering outside of Turkey in the form of Ordinary Shares and American Depository Receipt ("ADR").

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Index to significant accounting policies

The principal accounting policies adopted in the preparation of these consolidated financial statements are set out below:

(a) Basis of presentation of these financial statements

These consolidated financial statements are prepared in accordance with International Financial Reporting Standards ("IFRS") including International Accounting Standards and Interpretations issued by the International Accounting Standards Board ("IASB"). The Bank maintains its books of accounts and prepares its statutory financial statements in Turkish lira in accordance with the Banking Law and the accounting principles promulgated by the Banking Regulation and Supervision Agency ("BRSA") and; other relevant rules promulgated by the Turkish Commercial Code, Capital Markets Board and Tax Regulations. The subsidiaries and associates maintain their books of accounts based on statutory rules and regulations applicable in their jurisdictions. These consolidated financial statements are based on the historical cost convention, restated for the effects of inflation and as modified by the revaluation of available-for-sale investment securities, financial assets and financial liabilities held for trading and all derivative contracts.

(Amounts expressed in billions of Turkish lira (TL) in terms of the purchasing power of TL at 31 December 2003)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

The preparation of financial statements requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's best knowledge of current events and actions, actual results ultimately may differ from those estimates.

The restatement for changes in the general purchasing power of the Turkish lira as of 31 December 2003 is based on IAS 29 "Financial Reporting in Hyperinflationary Economies", which requires that financial statements prepared in the currency of a hyperinflationary economy be stated in terms of the measuring unit current at the balance sheet date, and that corresponding figures for previous periods be restated in the same terms. One characteristic that necessitates the application of IAS 29 is a cumulative three-year inflation rate approaching or exceeding 100%. The restatement was calculated by means of conversion factors derived from the Turkish nationwide wholesale price index ("WPI") published by the State Institute of Statistics ("SIS").

Indices and conversion factors used to restate these consolidated financial statements are given below:

Dates	Index	Conversion factor
31 December 2003	7,382.100	1.000
31 December 2002	6,478.800	1.139
31 December 2001	4,951.700	1.491

The main procedures for the above-mentioned restatement are as follows:

- Financial statements prepared in the currency of a hyperinflationary economy are stated in terms of the measuring unit current at the balance sheet date, and corresponding figures for previous periods are restated in the same terms.

- Monetary assets and liabilities, which are carried at amounts current at the balance sheet date, are not restated because they are already expressed in terms of the monetary unit current at the balance sheet date.

- Non-monetary assets and liabilities which are not carried at amounts current at the balance sheet date and components of shareholders' equity are restated by applying the relevant (monthly, yearly average, year end) conversion factors.

- Comparative financial statements are restated in terms of the measuring unit current at the currency purchasing power at the latest balance sheet date.

- All items in the statement of income are restated by applying the monthly conversion factors.

- The effects of inflation on the Bank's net monetary position are included in the statement of income as gain or loss on net monetary position.

(Amounts expressed in billions of Turkish lira (TL) in terms of the purchasing power of TL at 31 December 2003)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b) Consolidation

Subsidiary undertakings (including special purpose entities "-SPE-"), in which the Bank, directly or indirectly, has an interest of more than one half of the voting rights or otherwise has power to exercise control over the operations, have been fully consolidated.

The list of consolidated subsidiary undertakings is set out below:

Name of subsidiary	Country of incorporation	Shareholding % 2003	2002
Ak Yatırım Menkul Değerler A.Ş.	Turkey	99.98	99.98
Ak Receivables Corporation	Cayman Islands	-	-
A.R.T.S. Ltd.	Jersey, Channel Islands	-	-

The principal activities of Ak Yatırım Menkul Değerler A.Ş. are related to brokerage, investment banking and mutual fund management.

Ak Receivables Corporation was established in July 1998 in connection with the issue of trust certificates amounting to US$250 million. A.R.T.S. Ltd. was established in November 1999 in connection with raising long-term financing amounting to US$400 million. Both entities have lent the funds raised to the Bank, which controls the SPE's (Note 14).

All intercompany transactions, balances and unrealised surpluses and deficits on transactions between subsidiary undertaking companies have been eliminated. Where necessary, accounting policies for subsidiaries have been changed to ensure consistency with the policies adopted by the Bank.

(c) Investments in associated companies

Investments in associated companies are accounted for by the equity method of accounting. These are undertakings in which the Bank has between 20% and 50% of the voting rights, and over which the Bank exercises significant influence, but which it does not control.

Equity accounting involves recognizing in the income statement the Bank's share of the associate's profit or loss for the year. The Bank's interest in the associate is carried in the balance sheet at an amount that reflects its share of the net assets of the associate. Provisions are recorded for long-term impairment in value.

Dividends received from the associates are deducted from the carrying amount of the associate at the date when dividends are received.

The Bank's share in the net assets of the foreign associate is translated into Turkish lira using the relevant foreign exchange rates prevailing at the balance sheet date. The exchange difference arising from the difference between the current amount of the net assets of the associate translated using the current exchange rates and its amount translated using historical rates, as restated for the effects of inflation, is included as "translation reserve" in the shareholders' equity.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d) Derivative financial instruments

Derivative financial instruments, including forward foreign exchange contracts and currency and interest rate swap instruments, are initially recognized in the balance sheet at cost (including transaction costs) and are subsequently remeasured at their fair value. All derivative financial instruments are classified as held for trading. Even though certain derivative transactions, while providing effective economic hedges under the Bank's risk management position, do not qualify for hedge accounting under the specific rules in IAS 39 "Financial Instruments: Recognition and Measurement", and are therefore treated as derivatives held for trading with fair value gains and losses reported in income. Fair values are obtained from quoted market prices and discounted cash flow models as appropriate. Fair value of over-the-counter forward foreign exchange contracts is determined based on the comparison of the original forward rate with the forward rate calculated by reference to market interest rates of the related currency for the remaining period of the contract, discounted to 31 December 2003. All derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative.

(e) Investment securities

Investment securities are classified into the following two categories: held-to-maturity and available-for-sale assets. Investment securities with fixed maturity where management has both the intent and the ability to hold to maturity are classified as held-to-maturity. Investment securities intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, exchange rates or equity prices, are classified as available-for-sale. Management determines the appropriate classification of its investments at the time of the purchase.

Investment securities are initially recognised at cost. Available-for-sale investment debt and equity securities are subsequently remeasured at fair value based on quoted bid prices, or amounts derived from cash flow models. Unrealised gains and losses arising from changes in the fair value of securities classified as available-for-sale are recognised in the shareholders' equity as "other reserves", unless there is a permanent decline in the fair values of such assets, in which case they are charged to the income statement. Equity securities for which fair values cannot be measured reliably are recognised at cost less impairment. When the securities are disposed of or impaired, the related accumulated fair value adjustments are transferred to the income statement.

Held-to-maturity investments are carried at amortised cost using the effective yield method, less any provision for impairment.

Interest earned whilst holding investment securities is reported as interest income. Dividends receivable is included separately in dividend income when a dividend is declared.

All purchases and sales of investment securities that require delivery within the time frame established by regulation or market convention ("regular way" purchases and sales) are recognised at the settlement date, which is the date that the asset is delivered to/from the Bank.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

(f) Trading securities

Trading securities are securities which were either acquired for generating a profit from short-term fluctuations in price or dealer's margin, or are securities included in a portfolio in which a pattern of short-term profit making exists. Trading securities are initially recognised at cost and subsequently re-measured at fair value based on quoted bid prices or amounts derived from cash flow models. All related realised and unrealised gains and losses are included in net trading income. Dividends received are included in dividend income.

All regular way purchases and sales of trading securities are recognised at the settlement date, which is the date that the asset is delivered to/from the Bank.

(g) Sale and repurchase agreements

Securities sold subject to linked repurchase agreements ("repos") are retained in the consolidated financial statements as trading or investment securities or securities originated and the counterparty liability is included in customer deposits. Securities purchased under agreements to resell ("reverse repos") are recorded as due from banks. The difference between sale and repurchase price is treated as interest and accrued evenly over the life of repo agreements using the effective yield method (Note 21).

(h) Income and expense recognition

Income and expenses are recognised on an accrual basis. Commission income and fees for certain banking services such as import and export related services, issuance of letters of guarantee, clearing, brokerage and custody services are recorded as income at the time of effecting the transactions to which they relate.

(i) Interest income and expense

Interest income and expense are recognised in the income statement for all interest bearing instruments on an accrual basis using the effective yield method based on the actual purchase price until, in management's estimates and judgment, collection becomes doubtful. Interest income includes coupons earned on fixed income securities and accrued discount on treasury bills.

(j) Originated loans and provisions for loan impairment

Loans originated by the Bank by providing money directly to the borrower or to a sub-participation agent at draw down are categorised as loans originated by the Bank and are carried at amortised cost, less any provision for loan losses. All originated loans are recognised when cash is advanced to borrowers.

(i) Loans and advances to customers

A credit risk provision for loan impairment is established if there is objective evidence that the Bank will not be able to collect all amounts due. The amount of the provision is the difference between the carrying amount and recoverable amount, being the present value of expected cash flows, including the amount recoverable from guarantees and collateral, discounted based on the interest rate at inception. The level of the provision is also based on applicable banking regulations. An additional provision for loan impairment is established to cover losses that are judged to be present in the lending portfolio at the balance sheet date, but which have not been specifically identified as such.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

The provision made during the year is charged against the income for the year. Loans that can not be recovered are written off and charged against the allowance for loan losses. Such loans are written off after all the necessary legal proceedings have been completed and the amount of the loan loss is finally determined. Recoveries of amounts previously provided for are treated as a reduction from provision for loan losses for the year (Note 8).

(ii) Securities

Debt securities originated by the Bank at original issuance by transferring the funds directly to the issuer are categorized as loans originated by the Bank and are carried at amortised cost using the effective yield method, less any provision for impairment.

(k) Financial liabilities

Financial liabilities including customer deposits, debt securities in issue and funds borrowed are recognised initially at cost. Subsequently, financial liabilities are stated at amortised cost and any difference between net proceeds and the redemption value is recognised in the income statement over the period of the financial liability using the effective yield method.

(l) Foreign exchange transactions

Transactions denominated in foreign currencies are accounted for at the exchange rates prevailing at the date of the transactions. Gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement. Such balances are translated at year-end exchange rates.

(m) Property and equipment

All property and equipment carried at historical cost less accumulated depreciation are restated to the equivalent purchasing power at 31 December 2003. Depreciation is calculated over the restated amounts of property and equipment using the straight-line method to write off the restated cost of each asset to its residual value over its estimated useful life, as follows:

Buildings	50 years
Equipment	4 years
Leasehold improvements	7 years

Where the carrying amount of an asset is greater than its estimated recoverable amount ("higher of net realisable value and value in use"), it is written down immediately to its recoverable amount. Gains and losses on disposal of property and equipment are determined by reference to their carrying amount and are taken into account in determining operating profit.

Expenditure for the repair and renewal of property and equipment is charged against income. It is, however, capitalised if it results in an enlargement or substantial improvement of the respective assets.

Leasehold improvements comprise primarily the capitalised branch refurbishment costs and are amortised on a straight-line basis over the corresponding lease terms or their estimated useful lives, whichever is shorter.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

(n) Accounting for leases - as lessee

Assets acquired under finance lease agreements are capitalised at the inception of the lease at the fair value of the leased asset. Lease payments are treated as comprising capital and interest elements; the capital element is treated as reducing the capitalised obligation under the lease and the interest element is charged to income. Depreciation on the leased asset is also charged to income on a straight-line basis over the useful life of the asset.

The total payments made under operating leases are charged to the income statement on a straight line basis over the period of the lease.

(o) Computer software development costs

Costs associated with developing computer software programmes are recognised as expense as incurred. However, expenditure that enhances and extends the benefits of computer software programmes beyond their original specifications and lives is recognised as a capital improvement and added to the original cost of the software. Computer software development costs recognised as assets are amortised using the straight-line method over their useful lives.

(p) Taxation on income

(i) Income taxes currently payable

Income taxes ("corporation tax") currently payable are calculated based on the non-inflation adjusted historical financial statements in accordance with the Turkish tax legislation. Therefore the effect of inflation on the Bank's net monetary position, which is included as "Loss on net monetary position" in the Bank's inflation adjusted statutory financial statements, is treated as a "non-deductible" item for the purpose of corporation tax base calculation (Note 15).

(ii) Deferred income taxes

Deferred income tax is provided in full, using the liability method, on all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. The rates enacted, or substantively enacted, at the balance sheet date are used to determine deferred income tax.

The principal temporary differences arise from the difference between carrying value and tax base of property and equipment, valuation difference on investment securities, remeasurement of financial assets and liabilities at fair value, reversal of country risk provision, provision for loan losses and provision for employment termination benefits.

Deferred tax liabilities and assets are recognised when it is probable that the future economic benefit resulting from the reversal of temporary differences will flow to or from the Bank. Deferred tax assets resulting from temporary differences are recognised to the extent that it is probable that future taxable profit will be available against which the deferred tax asset can be utilised (Note 15).

(q) Employment termination benefits

Employment termination benefits represent the present value of the estimated total reserve for the future probable obligation of the Bank arising from the retirement of the employees calculated in accordance with the Turkish Labour Law (Note 17).

(Amounts expressed in billions of Turkish lira (TL) in terms of the purchasing power of TL at 31 December 2003)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

(r) Provisions

Provisions are recognised when the Bank has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

(s) Offsetting

Financial assets and liabilities are offset and the net amount is reported in the balance sheet when there is a legally enforceable right to set off the recognised amounts and there is an intention to settle on a net basis, or to realise the asset and settle the liability simultaneously.

(t) Elimination of "accumulated deficit" and "adjustment to share capital" in accordance with the recent changes in the statutory financial statements:

Effective from 31 December 2001, with some further changes in 2002, the BRSA has introduced significant changes to the statutory financial accounting standards for banks in Turkey, including the implementation of inflation accounting. Accordingly, the Bank started to prepare and announce its statutory financial statements based on inflation accounting principles as promulgated by BRSA, which is also in line with IAS 29 in all material aspects ("inflation adjusted statutory financial statements"). Prior to these changes, the Bank's statutory financial statements were based on non-inflation adjusted historical amounts ("historical financial statements") and the historical financial statements were the base for profit distribution. As a result of inflation accounting application for the first time as of 31 December 2001, the Bank's "Shareholders' equity" in the statutory financial statements comprised "Share capital", "Adjustment to share capital", "Legal and extraordinary reserves" and "Accumulated deficit". The "Accumulated deficit" arose because of the transfers from "Retained earnings" to "Share capital" via the issuance of bonus shares and to "Legal and extraordinary reserves", based on net income according to the historical financial statements in the previous periods. Thus, such transfers caused a negative impact on the retained earnings of the Bank in the inflation adjusted statutory financial statements because the net income as per the historical financial statements was higher than that of the inflation adjusted statutory financial statements, and accordingly the transferred amounts exceeded the balance of the "Retained earnings" account according to the inflation adjusted financial statements.

On 29 July 2002, the BRSA approved the elimination of such accumulated deficit against current year income, if any, legal and extraordinary reserves and adjustment to share capital (which represents the restatement effect of cash and cash equivalent contributions to share capital), respectively, in order to enable banks to distribute future probable profits as per the Turkish Commercial Code. Following the BRSA approval and in line with the resolution of the General Assembly of the Shareholders of the Bank, which was held on 17 July 2002, the Bank reported this elimination transaction in its inflation adjusted statutory financial statements. Accordingly, the effects of this elimination have also been reflected in these financial statements, which are prepared on the basis of IFRS and; the accumulated deficit of TL1,286,455 billion and the corresponding amount of adjustment to share capital have been eliminated (Note 18).

(Amounts expressed in billions of Turkish lira (TL) in terms of the purchasing power of TL at 31 December 2003)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

(u) Earnings per share

Earnings per share for each class of shares disclosed in these consolidated statements of income is determined by dividing the net income attributable to that class of shares by the weighted average number of such shares outstanding during the period concerned.

In Turkey, companies can increase their share capital by making a pro-rata distribution of shares ("bonus shares") to existing shareholders from retained earnings. For the purpose of earnings per share computations, the weighted average number of shares outstanding during the year has been adjusted in respect of bonus shares issued without a corresponding change in resources by giving them retroactive effect for the year in which they were issued and each earlier year.

Number of shares issued attributable to transfers to share capital from retained earnings during 2003 is 384,000,000,000 (2002: 16,000,000,000).

The earnings attributable to each class of shares have been determined by reference to their effective relative economic interest therein (i.e. their theoretical relative dividend rights assuming that a policy of maximising distributions to each class of shares is followed). The earnings attributable to each class of shares for each period on this basis were as follows:

	2003	2002
Net earnings attributable to ordinary shares	1,352,110	695,042
Weighted average number of ordinary shares in issue (TL 1,000 each)	1,200,000,000,000	1,200,000,000,000
Earnings per share (expressed in TL per share)	**1,127**	**579**

	2003	2002
Net earnings attributable to founders and usufruct shares	155,784	80,079
Weighted average number of founders and usufruct shares in issue (TL 1,000 each)	2,538	2,538
Earnings per share (expressed in TL million per share)	**61,380**	**31,552**

Basic earnings per share are calculated by dividing the net income or loss attributable to shareholders by the weighted average number of shares in issue.

There are no diluted shares and accordingly there are no diluted earnings per share for any class of shares.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

(v) Related parties

For the purpose of these consolidated financial statements, shareholders, key management personnel and board members, in each case together with their families and companies controlled by/affiliated with them, associated companies and other companies within the Sabancı Holding Group are considered and referred to as related parties. A number of banking transactions were entered into with related parties in the normal course of business. These include loans, deposits, trade finance and foreign currency transactions. These transactions were carried out on commercial terms and at market rates.

(w) Acceptances

Acceptances comprise undertakings by the Bank to pay bills of exchange drawn on customers. Acceptances are accounted for as off-balance sheet transactions and are disclosed as commitments and contingent liabilities (Note 21).

(x) Other credit related commitments

In the normal course of business, the Bank enters into other credit related commitments including loan commitments, letters of credit and guarantees. These are reported as off-balance sheet items at their notional amounts and are assessed using the same criteria as originated loans. Specific provisions are therefore established when losses are considered probable and recorded as other liabilities (Note 21).

(y) Reporting of cash flows

For the purposes of cash flow statement, cash and cash equivalents include cash, due from banks, trading securities and investment securities with original maturity periods of less than three months (Note 4).

(z) Comparatives

Where necessary, comparative figures have been reclassified to conform to changes in presentation in the current year.

NOTE 3 - USE OF FINANCIAL INSTRUMENTS

Index to use of financial instruments

NOTE 3 - USE OF FINANCIAL INSTRUMENTS (Continued)

(a) Strategy in using financial instruments

By nature, the Bank's activities are principally related to the use of financial instruments including derivatives. The Bank accepts deposits from customers for various periods and seeks to earn above-average interest margins by investing these funds in high quality assets. The Bank seeks to increase these margins by consolidating short-term funds and lending for longer periods at higher rates whilst maintaining sufficient liquidity to meet all claims that might fall due.

The Bank also seeks to raise its interest margins by obtaining above-average margins, net of provisions, through lending to borrowers with a range of credit standing. Such exposures involve not only on-balance sheet loans and advances but also entering into guarantees and other commitments such as letters of credit. The Bank also trades in financial instruments where it takes positions to take advantage of short-term market movements in the bond markets and in currency and the interest rate.

The Bank's risk management is under the responsibility of the "Executive Risk Committee ("the ERC")" which reports to the Board of Directors. The ERC is comprised of the three Executive Board Members, the Chief Executive Officer and the Executive Vice President in charge of Financial Coordination. The ERC establishes the policies, procedures, parameters and rules for risk management of the Bank and develops risk management strategies. The ERC also sets critical risk limits and parameters for liquidity risk, credit risk, foreign exchange risk and interest rate risk and; through close monitoring of the markets and overall economy, such limits are changed as necessary. These limits and implementation of policies are broken down to various levels of authorities in order to enhance control effectiveness. The Bank's risk positions are reported to the ERC members daily and weekly. Additionally, the ERC reviews the latest figures and projections for the Bank's profit and loss accounts and balance sheet, liquidity position, interest and foreign exchange exposures, as well as yield analysis and macroeconomic environment.

In addition to the limits set by the ERC, the Board of Directors also sets some limits and parameters for the transactions and areas having significant and critical implications in the Bank's operations.

The Assets and Liabilities Committee ("ALCO") manages the various departments of the Bank where risk limits apply to ensure that these limits are adhered to. ALCO consists of the Chief Executive Officer and each of the Executive Vice Presidents in charge of the Bank's marketing, lending, treasury, strategy and corporate communications, and financial coordination departments. ALCO meets daily to review the latest figures on liquidity position, interest rate risk exposures, foreign exchange risk exposure, capital adequacy and the macroeconomic environment.

The objective of the Bank's asset and liability management and use of financial instruments is to limit the Bank's exposure to liquidity risk, interest rate risk and foreign exchange risk, while ensuring that the Bank has sufficient capital adequacy and is using its capital to maximise net interest income.

NOTE 3 - USE OF FINANCIAL INSTRUMENTS (Continued)

(b) Credit risk

Financial instruments contain an element of risk that the counterparts may be unable to meet the terms of the agreements. The Bank's exposure to credit risk is concentrated in Turkey, where the majority of the activities are carried out. This risk is monitored by reference to credit risk ratings and managed by limiting the aggregate risk to any individual counterparty, group of companies and industry. The Bank has in place effective credit evaluation, disbursement and monitoring procedures, and those control procedures are supported by senior management. The credit risk is generally diversified due to the large number of entities comprising the customer bases and their dispersion across different industries (Notes 8 and 21).

Exposure to credit risk is managed through regular analysis of the ability of borrowers and potential borrowers to meet interest and capital repayment obligations and by changing these lending limits where appropriate. Exposure to credit risk is also managed in part by obtaining collateral and corporate and personal guarantees.

(c) Market risk

The Bank considers currency risk and interest rate risk as the most important constituents of market risk. The limit structure for such risks is designed by considering the capital structure of the Bank. Currency and interest rate risks are analysed both on a portfolio and on a product basis.

(d) Currency risk

Foreign currency denominated assets and liabilities, together with purchase and sale commitments, give rise to foreign exchange exposure. This risk is managed by using natural hedges that arise from offsetting foreign currency denominated assets and liabilities and the remaining open foreign exchange exposures are hedged on a portfolio basis with derivative financial instruments that include primarily forward foreign exchange contracts and currency swaps. The Board, taking into account the recommendations by ERC, sets a limit for the size of foreign exchange exposure, which is closely monitored by ALCO.

The Bank takes on exposure to effects of fluctuations in the prevailing foreign currency exchange rates on its financial position and cash flows. The table below summarises the Bank's exposure to foreign currency exchange rate risk at 31 December. Included in the table are the Bank's assets and liabilities and shareholders' equity at carrying amounts, categorised by currency.

(Amounts expressed in billions of Turkish lira (TL) in terms of the purchasing power of TL at 31 December 2003)

NOTE 3 - USE OF FINANCIAL INSTRUMENTS (Continued)

			2003		
	US$	**EUR**	**Other**	**TL**	**Total**
Cash and due from banks	821,432	577,850	30,610	209,642	1,639,534
Trading and investment securities	5,436,680	409,920	-	3,256,366	9,102,966
Derivative financial instruments	137,248	53,925	-	577	191,750
Reserve requirements with the Central Bank of Turkey	390,668	697,734	-	454,876	1,543,278
Originated loans:					
- Loans and advances to customers	3,916,225	1,079,775	23,728	3,758,466	8,778,194
- Securities	3,372,722	-	-	3,695,539	7,068,261
Investments in associated companies	-	-	130,059	73,488	203,547
Property and equipment	-	-	-	639,012	639,012
Deferred tax assets	-	-	-	68,294	68,294
Other assets and prepayments	1,742	3,546	6	68,280	73,574
Total assets	**14,076,717**	**2,822,750**	**184,403**	**12,224,540**	**29,308,410**
Customer deposits	7,868,408	4,783,017	498,701	6,773,746	19,923,872
Derivative financial instruments	163	477	-	4,064	4,704
Funds borrowed and debt securities in issue	3,602,644	35,299	-	35,396	3,673,339
Income taxes payable	-	-	-	266,223	266,223
Other liabilities and accrued expenses	177,605	53,640	6,570	212,615	450,430
Reserve for employment termination benefits	-	-	-	25,623	25,623
Shareholders' equity and minority interest	-	-	-	4,964,219	4,964,219
Total liabilities, shareholders' equity and minority interest	**11,648,820**	**4,872,433**	**505,271**	**12,281,886**	**29,308,410**
Net balance sheet position	**2,427,897**	**(2,049,683)**	**(320,868)**	**(57,346)**	**-**
Off-balance sheet derivative instruments net position	**(2,309,602)**	**2,268,632**	**232,195**	**(53,300)**	**137,925**

TL27,443 billion of net forward currency and swap purchase transactions outstanding at 31 December 2003 have been made with related parties (Note 21).

At 31 December 2003, assets and liabilities denominated in foreign currency were translated into Turkish lira using a foreign exchange rate of TL1,427,500=US$1 and TL1,784,660=EUR1.

(Amounts expressed in billions of Turkish lira (TL) in terms of the purchasing power of TL at 31 December 2003)

NOTE 3 - USE OF FINANCIAL INSTRUMENTS (Continued)

	2002				
	US$	**EUR**	**Other**	**TL**	**Total**
Cash and due from banks	1,620,842	480,712	37,467	2,432,143	4,571,164
Trading and investment securities	2,537,972	505,633	41,040	3,185,192	6,269,837
Derivative financial instruments	44,522	41,598	3,999	1,268	91,387
Reserve requirements with the Central Bank of Turkey	705,423	558,233	-	241,701	1,505,357
Originated loans:					
- Loans and advances to customers	4,916,609	954,435	25,687	1,328,994	7,225,725
- Securities	5,108,619	-	-	2,609,037	7,717,656
Investments in associated companies	-	-	147,987	64,359	212,346
Property and equipment	-	-	-	615,791	615,791
Other assets and prepayments	4,537	7,478	148	73,438	85,601
Total assets	**14,938,524**	**2,548,089**	**256,328**	**10,551,923**	**28,294,864**
Customer deposits	9,263,058	4,166,338	523,728	6,265,918	20,219,042
Derivative financial instruments	142	133	13	5	293
Funds borrowed and debt securities in issue	3,640,589	34,245	-	17,548	3,692,382
Income taxes payable	-	-	-	267,387	267,387
Deferred tax liabilities	-	-	-	57,664	57,664
Other liabilities and accrued expenses	242,799	42,482	4,722	180,289	470,292
Reserve for employment termination benefits	-	-	-	21,918	21,918
Shareholders' equity and minority interest	-	-	-	3,565,886	3,565,886
Total liabilities, shareholders' equity and minority interest	**13,146,588**	**4,243,198**	**528,463**	**10,376,615**	**28,294,864**
Net balance sheet position	**1,791,936**	**(1,695,109)**	**(272,135)**	**175,308**	**-**
Off-balance sheet derivative instruments net position	**(1,983,012)**	**1,903,690**	**171,476**	**(19,888)**	**72,266**

TL13,048 billion of net forward currency and swap purchase transactions outstanding at 31 December 2002 were made with related parties (Note 21).

At 31 December 2002, assets and liabilities denominated in foreign currency were translated into Turkish lira using a foreign exchange rate of TL1,655,000=US$1 and TL1,727,985=EUR1.

(Amounts expressed in billions of Turkish lira (TL) in terms of the purchasing power of TL at 31 December 2003)

NOTE 3 - USE OF FINANCIAL INSTRUMENTS (Continued)

(e) Interest rate risk

The Bank is exposed to interest rate risk either through market value fluctuations of balance sheet items, i.e. price risk, or the impact of rate changes on interest-sensitive assets and liabilities. In Turkey, the interest rates are highly volatile. Therefore, interest rate risk is the key component of the Bank's asset and liability management. Interest rate risk is managed on a portfolio basis by using natural hedges that arise from offsetting interest rate sensitive assets and liabilities. Special emphasis is given to providing a balance between the duration of assets and liabilities. Duration, gap and sensitivity analysis are the main methods used to manage the risks.

The table below summarises the Bank's exposure to interest rate risks at 31 December. Included in the table are the Bank's assets and liabilities in carrying amounts classified in terms of periods remaining to contractual repricing dates.

	2003					
	Up to 3 months	3 months to 1 year	1 year to 5 years	Over 5 years	Non-interest bearing	Total
Cash and due from banks	1,236,480	-	-	-	403,054	1,639,534
Trading and investment securities	2,910,752	2,436,012	3,350,645	242,982	162,575	9,102,966
Derivative financial instruments	-	-	-	-	191,750	191,750
Reserve requirements with the Central Bank of Turkey	1,543,278	-	-	-	-	1,543,278
Originated loans:						
- Loans and advances to customers	3,942,210	3,780,065	1,055,919	-	-	8,778,194
- Securities	1,042,173	4,133,122	1,892,966	-	-	7,068,261
Investments in associated Companies	-	-	-	-	203,547	203,547
Property and equipment	-	-	-	-	639,012	639,012
Deferred tax assets	-	-	-	-	68,294	68,294
Other assets and pre-payments	38,636	-	-	-	34,938	73,574
Total assets	**10,713,529**	**10,349,199**	**6,299,530**	**242,982**	**1,703,170**	**29,308,410**
Customer deposits	14,155,278	2,404,408	96,428	-	3,267,758	19,923,872
Derivative financial instruments	-	-	-	-	4,704	4,704
Funds borrowed and debt securities in issue	3,079,209	585,999	4,562	3,569	-	3,673,339
Income taxes payable	-	-	-	-	266,223	266,223
Other liabilities and accrued expenses	1,516	10,264	139,672	-	298,978	450,430
Reserve for employment termination benefits	-	-	-	-	25,623	25,623
Total liabilities	**17,236,003**	**3,000,671**	**240,662**	**3,569**	**3,863,286**	**24,344,191**
Net repricing period gap, including minority interest	**(6,522,474)**	**7,348,528**	**6,058,868**	**239,413**	**(2,160,116)**	**4,964,219**

(Amounts expressed in billions of Turkish lira (TL) in terms of the purchasing power of TL at 31 December 2003)

NOTE 3 - USE OF FINANCIAL INSTRUMENTS (Continued)

	2002					
	Up to 3 months	3 months to 1 year	1 year to 5 years	Over 5 years	Non-interest bearing	Total
Cash and due from banks	4,183,618	-	-	-	387,546	4,571,164
Trading and investment securities	2,161,039	3,457,540	422,923	114,777	113,558	6,269,837
Derivative financial instruments	-	-	-	-	91,387	91,387
Reserve requirements with the Central Bank of Turkey	1,505,357	-	-	-	-	1,505,357
Originated loans:						
- Loans and advances to customers	3,128,967	3,549,627	547,131	-	-	7,225,725
- Securities	1,194,304	6,523,352	-	-	-	7,717,656
Investments in associated companies	-	-	-	-	212,346	212,346
Property and equipment	-	-	-	-	615,791	615,791
Other assets and pre-payments	61,480	-	-	-	24,121	85,601
Total assets	**12,234,765**	**13,530,519**	**970,054**	**114,777**	**1,444,749**	**28,294,864**
Customer deposits	15,341,398	1,671,017	155,936	-	3,050,691	20,219,042
Derivative financial instruments	-	-	-	-	293	293
Funds borrowed and debt securities in issue	2,858,019	761,560	68,864	3,939	-	3,692,382
Income taxes payable	-	-	-	-	267,387	267,387
Deferred tax liabilities	-	-	-	-	57,664	57,664
Other liabilities and accrued expenses	112,269	168,800	14,170	-	175,053	470,292
Reserve for employment termination benefits	-	-	-	-	21,918	21,918
Total liabilities	**18,311,686**	**2,601,377**	**238,970**	**3,939**	**3,573,006**	**24,728,978**
Net repricing period gap, including minority interest	**(6,076,921)**	**10,929,142**	**731,084**	**110,838**	**(2,128,257)**	**3,565,886**

(Amounts expressed in billions of Turkish lira (TL) in terms of the purchasing power of TL at 31 December 2003)

NOTE 3 - USE OF FINANCIAL INSTRUMENTS (Continued)

The tables below summarise the range for effective average interest rates by major currencies for monetary financial instruments at 31 December:

	2003		
	US$(%)	EUR(%)	Turkish lira(%)
Assets			
Cash and due from banks:			
-Time deposits in foreign banks	0.98	2.24	-
-Time deposits in domestic banks	-	-	25.70
-Interbank money market placements	0.62	-	-
Reserve requirements with the Central Bank of Turkey	0.41	0.80	16.00
Trading securities -debt securities	5.73	9.16	61.21
Originated loans:			
- Loans and advances to customers	4.13	5.82	43.20
- Securities	7.96	-	35.87
Investment securities:			
-Available-for-sale -debt securities	10.30	9.22	30.55
Liabilities			
Customer deposits	2.28	2.48	22.74
Funds borrowed	2.79	3.66	25.31
Debt securities in issue	3.56	-	-

	2002		
	US$(%)	EUR(%)	Turkish lira(%)
Assets			
Cash and due from banks:			
-Time deposits in foreign banks	1.18	3.33	-
-Time deposits in domestic banks	-	-	53.75
-Interbank money market placements	1.23	2.87	44.00
Reserve requirements with the Central Bank of Turkey	0.55	1.43	25.00
Trading securities -debt securities	9.00	9.32	51.42
Originated loans:			
- Loans and advances to customers	6.61	5.15	53.11
- Securities	8.87	-	55.80
Investment securities:			
-Available-for-sale -debt securities	8.70	-	46.34
Liabilities			
Customer deposits	2.77	3.76	37.14
Funds borrowed	2.86	4.21	44.71
Debt securities in issue	3.42	-	-

(Amounts expressed in billions of Turkish lira (TL) in terms of the purchasing power of TL at 31 December 2003)

NOTE 3 - USE OF FINANCIAL INSTRUMENTS (Continued)

(f) Liquidity risk

The Bank is exposed to daily calls on its available cash resources from overnight deposits, current accounts, maturing deposits and guarantees. A major objective of the Bank's asset and liability management is to ensure that sufficient liquidity is available to meet the Bank's commitments to customers and to satisfy the Bank's own liquidity needs. The Bank does not maintain cash resources to meet all of these needs as experience shows that a minimum level of reinvestment of maturing funds can be predicted with a high level of certainty.

The matching and controlled mismatching of the maturities and interest rates of assets and liabilities is fundamental to the management of the Bank. The ability to fund the existing and prospective debt requirements is managed by maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit lines and the ability to close out market positions. It is unusual for banks ever to be completely matched since business transacted is often of uncertain term and of different types. An unmatched position potentially enhances profitability, but also increases the risk of losses. The maturities of assets and liabilities and the ability to replace, at an acceptable cost, interest-bearing liabilities as they mature, are important factors in assessing the liquidity of the Bank and its exposure to changes in interest rates and exchange rates. The ERC sets limits on the maturity mismatch of assets and liabilities and these limits are changed as necessary.

The table below analyses assets and liabilities of the Bank into relevant maturity groupings based on the remaining period at balance sheet date to the contractual maturity dates.

	2003					
	Demand and up to 3 months	3 months to 1 year	1 year to 5 years	Over 5 years	No maturity	Total
Cash and due from banks	1,639,534	-	-	-	-	1,639,534
Trading and investment securities	1,923,255	2,650,461	4,123,693	242,982	162,575	9,102,966
Derivative financial instruments	96,218	95,377	155	-	-	191,750
Reserve requirements with the Central Bank of Turkey	1,543,278	-	-	-	-	1,543,278
Originated loans:						
- Loans and advances to customers	3,132,679	2,840,368	2,805,147	-	-	8,778,194
- Securities	3,334	4,050,736	3,014,191	-	-	7,068,261
Investments in associated companies	-	-	-	-	203,547	203,547
Property and equipment	-	-	-	-	639,012	639,012
Deferred tax assets	-	-	68,294	-	-	68,294
Other assets and pre-payments	73,574	-	-	-	-	73,574
Total assets	**8,411,872**	**9,636,942**	**10,011,480**	**242,982**	**1,005,134**	**29,308,410**
Customer deposits	17,423,036	2,404,408	96,428	-	-	19,923,872
Derivative financial instruments	1,107	3,593	4	-	-	4,704
Funds borrowed and debt securities in issue	680,407	1,743,298	1,203,240	46,394	-	3,673,339
Income taxes payable	-	266,223	-	-	-	266,223
Other liabilities and accrued expenses	300,495	10,264	139,671	-	-	450,430
Reserve for employment termination benefits	-	-	-	25,623	-	25,623
Total liabilities	**18,405,045**	**4,427,786**	**1,439,343**	**72,017**	**-**	**24,344,191**
Net liquidity gap, including minority interest	**(9,993,173)**	**5,209,156**	**8,572,137**	**170,965**	**1,005,134**	**4,964,219**

(Amounts expressed in billions of Turkish lira (TL) in terms of the purchasing power of TL at 31 December 2003)

NOTE 3 - USE OF FINANCIAL INSTRUMENTS (Continued)

Management believes that in spite of a substantial portion of deposits from individuals being short-term, diversification of these deposits by number and type of depositors together with the past experience of the Bank indicate that these deposits will provide a long-term and stable source of funding for the Bank. The major part of mandatory cash balances with the Central Bank of Turkey are included within the "up to three months" column as the majority of liabilities to which these balances relate are also included in this category.

	2002					
	Demand and up to 3 months	3 months to 1 year	1 year to 5 years	Over 5 years	No maturity	Total
Cash and due from banks	4,298,444	-	-	-	272,720	4,571,164
Trading and investment securities	953,298	3,827,640	1,260,564	114,777	113,558	6,269,837
Derivative financial instruments	33,634	34,149	21,223	2,381	-	91,387
Reserve requirements with the Central Bank of Turkey	1,505,357	-	-	-	-	1,505,357
Originated loans:						
- Loans and advances to customers	2,150,453	2,755,090	2,291,149	29,033	-	7,225,725
- Securities	64,460	4,341,559	3,311,637	-	-	7,717,656
Investments in associated companies	-	-	-	-	212,346	212,346
Property and equipment	-	-	-	-	615,791	615,791
Other assets and pre-payments	61,480	-	-	-	24,121	85,601
Total assets	**9,067,126**	**10,958,438**	**6,884,573**	**146,191**	**1,238,536**	**28,294,864**
Customer deposits	18,392,090	1,671,016	155,936	-	-	20,219,042
Derivative financial instruments	107	110	67	9	-	293
Funds borrowed and debt securities in issue	429,187	1,903,407	1,275,198	84,590	-	3,692,382
Income taxes payable	-	267,387	-	-	-	267,387
Deferred tax liabilities	-	-	-	57,664	-	57,664
Other liabilities and accrued expenses	161,585	168,800	14,170	-	125,737	470,292
Reserve for employment termination benefits	-	-	-	-	21,918	21,918
Total liabilities	**18,982,969**	**4,010,720**	**1,445,371**	**142,263**	**147,655**	**24,728,978**
Net liquidity gap, including minority interest	**(9,915,843)**	**6,947,718**	**5,439,202**	**3,928**	**1,090,881**	**3,565,886**

(g) Operational risk

The most comprehensive meaning of operational risk is considered to be any risk which is not classified as market and credit risk. In managing operational risk, increasing the skills of the staff, improving the job technology and job definitions, establishing the necessary internal controls and various insurances are employed as main methods.

NOTE 3 - USE OF FINANCIAL INSTRUMENTS (Continued)

(h) Fair value of financial instruments

Fair value is the amount at which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation, and is best evidenced by a quoted market price, if one exists.

The estimated fair values of financial instruments have been determined by the Bank using available market information and appropriate valuation methodologies. However, judgement is necessarily required to interpret market data to develop the estimated fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Bank could realise in a current market exchange.

A market does not presently exist for term loans and deposits which would facilitate obtaining prices for comparative instruments, and if sold or settled prior to their stated maturity dates, these instruments would bear transaction costs in the form of fees or discounts. Accordingly, fair value has not been computed for these instruments and net book amounts are considered to be a reasonable estimate of the fair value. Balances denominated in foreign currencies are translated at year-end exchange rates.

The following methods and assumptions were used to estimate the fair value of the Bank's financial instruments:

(i) Financial assets

The fair values of certain financial assets carried at cost, including cash and balances with the Central Bank of Turkey, due from other banks and other financial assets are considered to approximate their respective carrying values due to their short-term nature.

The fair value of investment securities has been estimated based on market prices at balance sheet dates (Note 9).

The carrying value of loans and advances to customers, along with the related allowances for uncollectibility, is considered to approximate their fair value.

(ii) Financial liabilities

The fair values of deposits from banks and customers and other short-term borrowed funds are considered to approximate their respective carrying values due to their short-term nature.

Long-term borrowings, which are in principle at variable rates and denominated in foreign currencies, are translated at year-end exchange rates and accordingly their fair values approximate their carrying values.

(iii) Derivative financial instruments

The fair values of forward foreign exchange contracts and currency/interest rate swaps have been estimated based on quoted market rates prevailing at the balance sheet date (Notes 6 and 21).

(i) Fiduciary activities

The Bank provides custody services to third parties which involve the Bank in making allocation, purchase and sale decisions. Those assets that are held in a fiduciary capacity are not included in these financial statements. At 31 December 2003, the Bank has custody accounts amounting to TL11,762,023 billion in nominal value (2002: TL7,153,876 billion).

(Amounts expressed in billions of Turkish lira (TL) in terms of the purchasing power of TL at 31 December 2003)

NOTE 4 - CASH AND DUE FROM BANKS

	2003	2002
Cash funds:		
Cash on hand	210,676	272,350
Purchased cheques	593	380
	211,269	**272,730**
Current accounts and demand deposits:		
Central Bank of Turkey	2,420	1,038
Foreign banks	189,338	113,761
Domestic banks	27	16
	191,785	**114,815**
Time deposits:		
Foreign banks	738,300	1,373,132
Domestic banks	101,137	645,585
	839,437	**2,018,717**
Interbank money market placements	**397,043**	**2,164,902**
Total cash and due from banks	**1,639,534**	**4,571,164**

At 31 December 2003, time deposits with domestic banks include securities obtained through agreements to resell (reverse repos) in the amount of TL99,135 billion (2002: TL643,095 billion).

Assets pledged as off-shore cash reserve and payment accounts in connection with long-term securitised borrowings from foreign institutions in the amount of US$658 million (2002: US$569 million), issue of trust certificates in the amount of US$192 million (2002: US$237 million) and various other borrowings received (Note 14) in time deposits in foreign banks are as follows:

	2003	2002
Long-term securitised borrowings	49,899	114,358
Debt securities in issue	20,928	28,208
	70,827	**142,566**

(Amounts expressed in billions of Turkish lira (TL) in terms of the purchasing power of TL at 31 December 2003)

NOTE 4 - CASH AND DUE FROM BANKS (Continued)

Cash and cash equivalents included in the statements of cash flows for the year ended 31 December is as follows:

	2003	**2002**
Cash and due from banks excluding accrued interest	1,568,412	4,418,437
Trading and investment securities with original maturities of less than three months excluding accrued interest	10,413	100,085
	1,578,825	**4,518,522**

Due from banks includes the following related party bank balances:

	Type of Deposits	**2003**	**2002**
Sabancı Bank plc	Demand	10,692	17,636
	Time	57,128	53,230
BNP-AK Dresdner Bank A.Ş.	Demand	1,519	2
	Time	10,710	1,148
Total due from related party banks		**80,049**	**72,016**

NOTE 5 - TRADING SECURITIES

The breakdown of trading securities is as follows:

	2003	**2002**
Government bonds denominated in foreign currency	5,058,466	2,436,887
Government bonds	1,690,215	1,745,922
Treasury bills	346,073	1,176,348
Eurobonds	633,958	594,915
Share certificates	326	102
	7,729,038	**5,954,174**

Government bonds and treasury bills do not include securities pledged under repurchase agreements with customers at 31 December 2003 (2002: TL525,510 billion).

Eurobonds amounting to TL198,978 billion (2002: TL188,144 billion) have been pledged as collateral with financial institutions.

(Amounts expressed in billions of Turkish lira (TL) in terms of the purchasing power of TL at 31 December 2003)

NOTE 6 - DERIVATIVE FINANCIAL INSTRUMENTS

The Bank utilises the following derivative instruments:

"Currency forwards" represent commitments to purchase or to sell foreign and domestic currency, including undelivered spot transactions. "Foreign currency futures" are contractual obligations to receive or pay a net amount based on changes in currency rates or to buy or sell foreign currency at a future date at a specified price established in an organised financial market. Since future contracts are collateralised by cash or marketable securities and changes in the future contract value are settled daily with the exchange rate, the credit risk is negligible.

"Currency swaps" are commitments to exchange one set of cash flows for another. Swaps result in an economic exchange of currencies. The Bank's "credit risks" represent the potential cost of replacing the swap contracts if counterparties fail to perform their obligation. This risk is monitored on an ongoing basis with reference to the current fair value, a proportion of the notional amount of the contracts and the liquidity of the market. To control the level of credit risk taken, the Bank assesses counterparties using the same techniques as for its lending activities.

The notional amounts of certain types of financial instruments provide a basis for comparison with instruments recognised on the balance sheet but do not necessarily indicate the amounts of future cash flows involved or the current fair value of the instruments and, therefore, do not indicate the Bank's exposure to credit or price risks. The derivative instruments become favourable (assets) or unfavourable (liabilities) as a result of fluctuations in foreign exchange rates and interest rates relative to their terms. The aggregate contractual or notional amount of derivative financial instruments on hand, the extent to which instruments are favourable or unfavourable and, thus the aggregate fair values of derivative financial assets and liabilities can fluctuate significantly from time to time. The fair values of derivative instruments held at 31 December are set out in the following table.

	2003		**2002**	
	Fair values		**Fair values**	
	Assets	**Liabilities**	**Assets**	**Liabilities**
Derivatives held for trading:				
Foreign exchange derivatives				
Forward currency purchases and sales	578	(4,046)	881	(137)
Currency swap purchases and sales	191,172	(658)	90,506	(156)
Total derivative assets/(liabilities) held for trading	**191,750**	**(4,704)**	**91,387**	**(293)**

As also explained in Note 2 (d), even though certain derivative transactions, while providing effective economic hedges under the Bank's risk management position, do not qualify for hedge accounting under the specific rules in IAS 39, and are therefore treated as derivatives held for trading.

The notional amounts of forward currency purchases/sales and swap transactions are explained in detail in Note 21.

NOTE 7 - RESERVE REQUIREMENTS WITH THE CENTRAL BANK OF TURKEY AND LIQUIDITY REQUIREMENTS

The reserve requirements and liquidity requirements are promulgated by communiqués issued by the Central Bank of Turkey ("the Central Bank").

The amounts of both the reserve requirements and liquidity requirements are computed on the basis of the same liabilities identified and, at the rates prescribed in the related regulations. The Bank is in conformity with the following reserve requirements and liquidity requirements at 31 December 2003 and 2002.

	Reserve requirement rate	Liquidity requirement rate
Turkish lira liabilities	6%	4%
Foreign currency liabilities	11%	1%

The reserve requirements are to be maintained as cash in special Turkish lira accounts for Turkish lira liabilities and; in special US$ and EUR accounts for respective foreign currency liabilities with the Central Bank. Both such Turkish lira and foreign currency reserves maintained with the Central Bank earn interest on a quarterly basis at the rates determined by the Central Bank.

The liquidity requirement should be maintained as government bonds and treasury bills in special accounts with the Central Bank.

(Amounts expressed in billions of Turkish lira (TL) in terms of the purchasing power of TL at 31 December 2003)

NOTE 8 - ORIGINATED LOANS

Loans and advances to customers:

	2003	2002
Consumer loans and credit cards	2,609,391	600,802
Project finance loans	1,689,365	1,993,635
Financial institutions	1,034,512	790,302
Wholesaling	552,804	460,109
Chemicals	482,493	600,243
Automotive	393,289	541,312
Small-scale retailers	312,488	65,533
Textile	182,505	137,421
Telecommunication	178,865	763,569
Steel and mining	142,297	165,917
Food and beverage	103,135	227,651
Electronics	74,460	91,988
Tourism	18,533	26,337
Agriculture and forestry	15,509	13,606
Construction	14,582	91,921
Other	917,987	589,696
Performing loans	8,722,215	7,160,042
Non-performing loans	110,568	129,730
Total loans and advances to customers	8,832,783	7,289,772
Accrued interest receivable	171,837	100,473
Allowance for loan losses	(226,426)	(164,520)
Net loans and advances to customers	**8,778,194**	**7,225,725**

Project finance loans represent long-term loans extended in relation to the infrastructural constructions under the management and guarantee of the Undersecretariat of the Treasury of the Turkish Republic.

The Bank has provided allowance for non-performing loans which amount to TL110,568 billion (2002: TL129,730 billion) comprising 1.25% (2002: 1.78%) of the total loans outstanding at 31 December 2003 and; for other components of the loan portfolio which is considered as adequate to cover the inherent risk of loss present in the lending relationship.

Movements in the provision for loan losses for the year ended 31 December are as follows:

	2003	2002
Balance at beginning of year	**164,520**	**175,911**
- Gross provisions	45,756	79,509
- Recoveries	(39,653)	(42,119)
- Written-off	(8,828)	(8,013)
Net specific provision for the year	(2,725)	29,377
Net additional provision for the year	85,665	1,717
Monetary gain	(21,034)	(42,485)
Balance at end of year	**226,426**	**164,520**

The aggregate amount of non-performing loans on which interest is not being accrued amounted to TL110,568 billion at 31 December 2003 (2002: TL129,730 billion).

(Amounts expressed in billions of Turkish lira (TL) in terms of the purchasing power of TL at 31 December 2003)

NOTE 8 - ORIGINATED LOANS (Continued)

Loans and advances to related parties are as follows:

	2003	2002
Loans and advances to related parties	552,240	665,203
Less: Cash collateral provided	(286,422)	(295,886)
Net loans and advances to related parties	**265,818**	**369,317**

Loans and advances to related parties were negotiated on the same basis as loans to unrelated customers.

The counterparty basis breakdown of net loans and advances to related parties is as follows at 31 December:

Related party name	2003	2002	Major foreign partner, if any	% of foreign ownership, if any	% of publicly traded shares, if any
Carrefour Sabancı Ticaret Merkezi A.Ş.	6,718	8,828	Centre de Coordination Carrefour SNC	60	-
- Loans	*293,140*	*304,714*			
- Less: Cash collateral provided	*(286,422)*	*(295,886)*			
Dupont Sabancı International LLC	35,688	47,144	E.I.Dupont	50	-
Exsa Export Sanayi Mamülleri Satış ve Araştırma A.Ş.	33,524	93,416	-	-	-
Kordsa Sabancı Dupont Endüstriyel İplik ve Kord Bezi Sanayi ve Ticaret A.Ş.	32,470	65,405	E.I.Dupont	42	16
Yünsa Yünlü Sanayi ve Tic. A.Ş.	16,543	6,497	-	-	15
Universal Trading Ltd.	14,282	-	-	-	-
Pilsa Plastik Sanayi ve Ticaret A.Ş.	13,448	16,787	-	-	-
Bossa Tic. ve San. İşletmeleri T.A.Ş.	11,532	5,754	-	-	22
Gıdasa Sabancı Gıda San. ve Tic. A.Ş.	10,376	-	-	-	-
Interkordsa GmbH	9,805	10,033	E.I.Dupont	34	-
Insa A.Ş.	9,706	9,763	-	-	-
Teknosa İç ve Dış Ticaret A.Ş.	9,160	9,571	-	-	-
Temsa Termo Mekanik Sanayi ve Ticaret A.Ş.	6,287	2,029	-	-	-
Sakosa Sabancı ve Kosa İplik ve Kord Bezi Sanayi ve Ticaret A.Ş.	4,998	9,156	-	-	-
Toyotasa Toyota Sabancı Pazarlama ve Satış A.Ş.	3,078	4,888	Toyota Motor,Mitsui Co.	35	-
Enerjisa Enerji Üretim A.Ş.	2,624	6,107	E.I.Dupont,Heidelberg Cement, Bridgestone Co., Bekaert	14	-
Marsa Kraft Jacobs Suchard Sabancı Gıda Sanayi ve Ticaret A.Ş.	1,532	9,698	Kraft Foods Int.	50	-
Brisa Bridgestone Sabancı Lastik San ve Tic. A.Ş.	1,036	783	Brigedstone Co.	43	10
Akçansa Çimento Sanayi ve Ticaret A.Ş.	409	9,446	Heidelberg Cement	40	17
Çimsa Çimento Sanayi ve Ticaret A.Ş.	214	11,667	-	-	23
Others	42,388	42,345			
Net loans and advances to related parties	**265,818**	**369,317**			

The breakdown of the net related party loans and advances is granted to the Sabancı Group companies with foreign partnership, and those companies whose shares are publicly traded in Istanbul Stock Exchange ("listed companies") as shown below:

	2003		2002	
	Amount	%	Amount	%
Provided to Sabancı Group companies with foreign partnership and listed companies	150,843	57	218,273	59
Provided to other related parties	114,975	43	151,044	41
Net related party loans and advances	**265,818**	**100**	**369,317**	**100**

(Amounts expressed in billions of Turkish lira (TL) in terms of the purchasing power of TL at 31 December 2003)

NOTE 8 - ORIGINATED LOANS (Continued)

As at 31 December 2003, total interest income earned from related parties is TL41,663 billion (2002: TL64,238 billion).

Loans and advances to the public sector and private sector are as follows:

	2003	2002
Public sector (including State Economic Enterprises)	2,264,389	2,222,361
Private sector	6,568,394	5,067,411
Total loans and advances to customers	**8,832,783**	**7,289,772**

Securities:

	2003	2002
Government bonds	3,695,539	466,106
Foreign currency indexed government bonds	1,822,122	2,236,324
Government bonds denominated in foreign currency	1,550,600	2,872,295
Treasury bills	-	2,142,931
Total originated securities	**7,068,261**	**7,717,656**

Government bonds and treasury bills include securities pledged under repurchase agreements with customers amounting to TL602,136 billion (2002: -).

The fair values of originated securities amount to TL7,251,238 billion (2002: TL7,758,296) at 31 December 2003.

NOTE 9 - INVESTMENT SECURITIES

	2003	2002
Securities available-for-sale:		
Debt securities		
- Treasury bills	1,148,819	124,849
- Eurobonds	62,860	-
- Government bonds	-	75,595
- Government bonds denominated in foreign currency	-	1,763
Equity securities		
- Listed	14,991	8,196
- Unlisted	147,258	105,260
Total securities available-for-sale	**1,373,928**	**315,663**
Total investment securities	**1,373,928**	**315,663**

(Amounts expressed in billions of Turkish lira (TL) in terms of the purchasing power of TL at 31 December 2003)

NOTE 9 - INVESTMENT SECURITIES (Continued)

As explained in Note 2 (e) unrealised gain and losses arising from changes in the fair value of securities classified as "available-for-sale" are recognised as "other reserves" in the shareholders' equity unless there is a permanent decline in the fair values of such assets, which are charged to the income statement.

The breakdown of available-for-sale equity securities at 31 December 2003 is as follows:

	Share (%)		Carrying amount		
Listed:	**2003**	**2002**	**2003**	**2002**	**Business**
Türkiye Sınai Kalkınma Bankası A.Ş.	6.45	6.45	8,055	5,108	Investment banking
Ak Yatırım Ortaklığı A.Ş.	45.62	45.62	6,936	3,088	Investment management
			14,991	**8,196**	
Unlisted:					
Akbank International N.V.	100.00	100.00	91,190	50,954	Banking
Ak Emeklilik A.Ş.	73.35	73.35	23,559	15,838	Life insurance
Temsa Termo Mekanik Sanayi ve Tic.A.Ş.	14.89	14.89	23,465	23,465	Automotive
Ak Portföy Yönetimi A.Ş.	99.99	99.99	3,155	3,155	Portfolio management
Ak Global Funding B.V.	100.00	100.00	47	47	Finance
Ak Ödeme Sistemleri A.Ş.	-	99.99	-	4,988	Service
Aknet Bilgi İşlem San.ve Tic. A.Ş.	-	99.99	-	1,346	Information technology
Others			5,842	5,467	
			147,258	**105,260**	

Akbank International N.V. was established in December 2000 as a banking subsidiary in the Netherlands. In December 2001, the Bank purchased majority shares of Ak Emeklilik A.Ş., the life insurance company.

Ak International N.V., Ak Portföy Yönetimi A.Ş., Ak Emeklilik A.Ş. and Ak Global Funding B.V. are not consolidated due to immateriality. Similarly, Ak Yatırım Ortaklığı A.Ş. is not accounted under the equity method of accounting due to immateriality.

Impairment loss recognised for available-for-sale equity securities amounted to TL16,334 billion for the year ended 31 December 2002 (Note 20).

(Amounts expressed in billions of Turkish lira (TL) in terms of the purchasing power of TL at 31 December 2003)

NOTE 10 - INVESTMENTS IN ASSOCIATED COMPANIES

	2003	2002
Opening net book amount	**212,346**	**191,534**
Share of results	21,046	24,238
Dividends paid by the associated companies	(5,309)	-
Exchange differences	(24,536)	(3,426)
Balance at end of year	**203,547**	**212,346**

The list of associates is as follows:

	Share (%)	2003	2002
Sabancı Bank plc	37.00	130,059	147,987
BNP-AK Dresdner Bank A.Ş.	39.99	73,488	64,359
		203,547	**212,346**

The Bank does not exert control over the financial and operating policy decisions of the above banks.

Where necessary, the accounting policies used by the associates have been changed to ensure consistency with the policies adopted by the Bank.

NOTE 11 - PROPERTY AND EQUIPMENT

	Land and buildings	Equipment and vehicles	Constructions in progress	Leasehold improvements	Total
At 31 December 2002					
Cost	583,012	606,023	3,890	24,646	1,217,571
Accumulated depreciation	(132,611)	(456,354)	-	(12,815)	(601,780)
Net book amount	**450,401**	**149,669**	**3,890**	**11,831**	**615,791**
Year ended 31 December 2003					
Opening net book amount	450,401	149,669	3,890	11,831	615,791
Additions	51,088	81,948	3,515	295	136,846
Transfers	338	-	(338)	-	-
Disposals	(995)	(505)	(2,821)	-	(4,321)
Impairment charge (Note 20)	(22,257)	-	-	-	(22,257)
Depreciation charge (Note 20)	(18,219)	(65,708)	-	(3,120)	(87,047)
Closing net book amount	**460,356**	**165,404**	**4,246**	**9,006**	**639,012**
At 31 December 2003					
Cost	611,082	676,587	4,246	24,941	1,316,856
Accumulated depreciation	(150,726)	(511,183)	-	(15,935)	(677,844)
Net book amount	**460,356**	**165,404**	**4,246**	**9,006**	**639,012**

(Amounts expressed in billions of Turkish lira (TL) in terms of the purchasing power of TL at 31 December 2003)

NOTE 11 - PROPERTY AND EQUIPMENT (Continued)

Since 1984, using an option granted by the Turkish Tax Legislation, the Bank has revalued, in its historical financial statements, property and equipment that have been in use for more than a year (excluding land, which is not revaluable), and the related accumulated depreciation at each year-end, by using the rates and procedures prescribed by the related legislation. The related increases in the net book values of the assets are included in shareholders' equity as revaluation surplus in the historical financial statements.

All entries related to such revaluation, which were recorded in the Bank's historical financial statements, have been eliminated in these consolidated financial statements as part of the restatement process referred to in Note 2 (a).

NOTE 12 - OTHER ASSETS AND PRE-PAYMENTS

The principal components of other assets and pre-payments are as follows:

	2003	**2002**
Receivables from credit card payments	17,125	18,493
Pre-payments	15,806	5,457
Customer cheques at clearing house	15,042	26,030
Insurance premium receivables	1,545	3,382
Other	24,056	32,239
	73,574	**85,601**

NOTE 13 - CUSTOMER DEPOSITS

The breakdown of deposits according to type and maturity is as follows:

	2003			**2002**		
	Demand	**Time**	**Total**	**Demand**	**Time**	**Total**
Saving deposits	1,793,169	11,945,837	13,739,006	1,901,508	12,488,586	14,390,094
Funds deposited under repurchase agreements	-	694,618	694,618	-	1,164,785	1,164,785
Commercial deposits	1,258,054	2,659,180	3,917,234	1,004,113	2,880,153	3,884,266
Bank deposits	96,243	1,245,599	1,341,842	64,253	472,387	536,640
Other	120,292	110,880	231,172	80,817	162,440	243,257
	3,267,758	**16,656,114**	**19,923,872**	**3,050,691**	**17,168,351**	**20,219,042**

The Bank has undertaken various business transactions with Sabancı Holding Group companies and other related parties during the year. At 31 December 2003, deposits of TL1,161,070 billion (2002: TL1,091,813 billion) were from Sabancı Holding Group companies and other related parties. The total interest expense paid to related party deposits is TL249,247 billion (2002: TL257,424 billion) for the year ended 31 December 2003.

(Amounts expressed in billions of Turkish lira (TL) in terms of the purchasing power of TL at 31 December 2003)

NOTE 14 - FUNDS BORROWED AND DEBT SECURITIES IN ISSUE

	2003	2002
Domestic banks		
- Turkish lira	35,396	17,548
- Foreign currency	14,489	4,114
Foreign institutions	3,348,423	3,220,039
Funds borrowed	**3,398,308**	**3,241,701**

Funds borrowed from domestic banks represent funds obtained from Turkish Eximbank to finance certain export loans given to customers, under prevailing regulations.

In October 2002, the Bank obtained a long-term loan facility from International Finance Corporation ("IFC") at an amount of US$55 million. The facility is composed of two parts, namely "A1 loan" and "A2 loan". The amount of "A1 loan" is US$30 million with an interest rate of Libor+3.5% and; the amount of "A2 loan" is US$25 million with an interest rate of Libor+3.25%. "A1 loan" will be repaid in four equal installments starting in September 2007 through March 2009 and, "A2 loan" will be repaid in four equal installments starting in September 2005 through March 2007. In October 2003, the Bank obtained a second long-term loan facility ("B loan") from IFC with the participation of other global financial institutions. The amount of "B loan" is US$100 million with an interest rate of Libor+2.5%. The total amount of the "B loan" will be repaid in September 2006.

As at 31 December 2003, funds borrowed from foreign institutions include two syndicated credit facilities the first of which in the amount of US$450 million, equivalent of TL642,375 billion with an interest rate of Libor+0.65 % provided by 52 international banks with Sumitomo Mitsui Banking Corporation acting as agent, and matures on 29 November 2004 and the second of which in the amount of US$ 350 million, equivalent of TL499,625 billion with an interest rate of Libor+0.75% provided by 40 international banks with Sumitomo Mitsui Banking Corporation acting as agent, and matures on 21 July 2004. As at 31 December 2002, funds borrowed from foreign institutions included a syndicated credit facility, in the amount of US$450 million, equivalent of TL848,586 billion with an interest rate of Libor+0.75% provided by 53 international banks with Deutsche Bank Luxembourg acting as agent, matured on 27 September 2003.

NOTE 14 - FUNDS BORROWED AND DEBT SECURITIES IN ISSUE (Continued)

In November 1999, the Bank finalised a structured finance deal of US$400 million by securitising its diversified payment rights (international payment orders, export receivables and workers' remittances). In June 2000 US$100 million, in October 2001 US$200 million, in June 2002 US$150 million and in October 2003 US$325 million were added as further advances to the same deal. The repayment of first two tranches in the amount of US$500 million has been completed as of September 2003. The maturity dates of the other tranches included in the funds borrowed from foreign institutions are as follows: the maturity date of the third tranche in the amount of US$200 million is September 2006, the maturity date of the fourth tranche in the amount of US$150 million is June 2007 and the maturity date of the fifth and sixth tranches in the amount of US$325 million is September 2008. The interest rate for the third tranche of US$200 million is Libor+0.5%, the rate for the fourth tranche of US$150 million is Libor+0.5% and the rates for the fifth and the sixth tranches of US$325 million is Libor+2.4%. At 31 December 2003, the outstanding principal amount of the securitisation deal amounts to US$658 million after the repayment of US$235 million during 2003, the repayment of US$125 million during 2002, the repayment of US$125 million during 2001 and the repayment of US$31 million during 2000.

The repayment schedule of this structured finance deal is as follows:

	2003		2002	
	US$ (000)	**TL billion**	**US$ (000)**	**TL billion**
2003	-	-	141,666	267,147
2004	91,667	130,854	185,417	349,649
2005	143,750	205,203	116,667	220,003
2006	208,333	297,396	100,000	188,575
2007	133,333	190,333	25,000	47,144
2008	81,250	115,984	-	-
Accrued interest payable	-	1,143	-	1,334
Total	**658,333**	**940,913**	**568,750**	**1,073,852**

NOTE 14 - FUNDS BORROWED AND DEBT SECURITIES IN ISSUE (Continued)

Debt securities in issue

In July 1998, the Bank securitised its foreign currency denominated present and future credit card receivables for the issue of certificates amounting to US$250 million in total. The maturity date of the issue is July 2005, and the interest rate is Libor+2.5%. In March 2001, a second tranche of US$100 million was raised through additional issue of trust certificates. The maturity date of the new issue is January 2008 and the interest rate is Libor+0.5%. At 31 December 2003, the outstanding principal balance of trust certificates is US$192 million, after the repayment of US$46 million during 2003, US$41 million in 2002, US$37 million in 2001 and the repayment of US$34 million in 2000. The repayment schedule of the trust certificates in issue is as follows:

	2003		2002	
	US$ (000)	**TL billion**	**US$ (000)**	**TL billion**
2002			-	-
2003	-	-	45,650	86,085
2004	50,389	71,930	50,389	95,021
2005	41,196	58,807	41,196	77,685
2006	37,500	53,531	37,500	70,716
2007	50,000	71,375	50,000	94,287
2008	12,500	17,844	12,500	23,574
Accrued interest payable		1,544	-	3,313
Total	**191,585**	**275,031**	**237,235**	**450,681**

NOTE 15 - TAXATION

	2003	**2002**
Income taxes currently payable	801,980	547,423
Prepaid taxes	(535,757)	(280,036)
Income taxes payable	**266,223**	**267,387**
Deferred tax assets	97,987	8,782
Deferred tax liabilities	(29,693)	(66,446)
Deferred tax assets/(liabilities)-net	**68,294**	**(57,664)**

Turkish tax legislation does not permit a parent Bank and its subsidiaries to file a consolidated tax return. Therefore, provisions for taxes, as reflected in the consolidated financial statements, have been calculated on a separate-entity basis.

(Amounts expressed in billions of Turkish lira (TL) in terms of the purchasing power of TL at 31 December 2003)

NOTE 15 - TAXATION (Continued)

Corporation tax is payable at a rate of 30% on the corporate income of the Bank after adjusting for certain disallowable expenses, exempt income and investment and other allowances. No further tax is payable unless the profit is distributed. Corporation tax rate on the corporate income of fiscal year 2004 will be 33%.

Dividends paid to non-resident corporations, which have a place of business in Turkey, or resident corporations are not subject to withholding tax. Otherwise, dividends paid are subject to withholding tax at the rate of 10%. An increase in capital via issuing bonus shares is not considered as a profit distribution and thus does not incur withholding tax.

Corporations are required to pay advance corporation tax quarterly at the rate of 30% (33% for the fiscal year 2004) on their corporate income. Advance tax is payable by the 17th of the second month following each calendar quarter end. Advance tax paid by corporations is credited against the annual corporation tax liability. The balance of the advance tax paid may be refunded or used to set off against other liabilities to the government.

Capital gains derived from the sale of equity investments and immovable held for not less than two years are tax exempt until 31 December 2004, if such gains are added to paid-in capital in the year in which they are sold.

Capital expenditures, with some exceptions, over TL5 billion (TL6 billion for 2004) are eligible for investment incentive allowance of 40%, which is deductible from taxable income prior to calculation of the corporate income tax, without the requirement of an investment incentive certificate, and the amount of allowance is not subject to withholding tax. Investment allowances utilized within the scope of investment incentive certificates granted prior to 24 April 2003 are subject to withholding tax at the rate of 19.8%, irrespective of profit distribution.

Under the Turkish taxation system, tax losses can be carried forward to offset against future taxable income for up to 5 years. Tax losses cannot be carried back to offset profits from previous periods.

In Turkey, there is no procedure for a final and definitive agreement on tax assessments. Corporations file their tax returns within the 15th of the fourth month following the close of the financial year to which they relate. Tax returns are open for 5 years from the beginning of the year that follows the date of filing during which time the tax authorities have the right to audit tax returns, and the related accounting records on which they are based, and may issue re-assessments based on their findings.

Reconciliation between the expected and the actual taxation charge is stated below:

	2003	2002
Income before income taxes after minority interest	2,215,041	1,385,406
Theoretical tax charge at the applicable tax rate 30% (2002: 33%)	664,512	457,183
Tax effect of items which are not deductible or assessable for taxation purposes:		
Income exempt from taxation	(69,244)	(54,999)
Non-deductible expenses	1,129	4,835
Non-temporary elements of monetary gains and losses	102,926	199,919
Inflation effect on deferred tax balances at the beginning of the year	7,824	3,347
Total tax charge for the year	**707,147**	**610,285**

(Amounts expressed in billions of Turkish lira (TL) in terms of the purchasing power of TL at 31 December 2003)

NOTE 15 - TAXATION (Continued)

As also explained in Note 2 (p (i)), in accordance with the Turkish tax legislation, taxation on income is calculated based on the historical financial statements. Therefore the effect of inflation, which is reflected as "Loss on net monetary position" in the Bank's inflation adjusted statutory financial statements, is treated as "non-deductible" item for the purpose of corporation tax base calculation. As also explained in Note 2 (a); in accordance with a new tax law that was enacted on 30 December 2003, effective from 1 January 2004, the statutory financial statements will be prepared by adjusting the non-monetary assets and liabilities for the changes in the general purchasing power of the Turkish lira. Therefore "Loss on net monetary position" will be treated as a deductible item for the purpose of corporation tax base calculation effective from 1 January 2004.

Deferred taxes

Deferred income taxes are calculated on temporary differences that are expected to be realised or settled based on the taxable income under the liability method using enacted tax rates of between 30% and 40%.

The deferred tax asset and liability represents the tax effect of temporary differences arising due to the different treatment of certain items of income and expenses included in the financial statements compared to the local tax return, in accordance with the applicable tax law. The temporary differences giving rise to deferred income tax assets and deferred tax liabilities are as follows:

	Cumulative temporary differences		Deferred tax assets/(liabilities)	
	2003	2002	2003	2002
Valuation difference on investment securities	(122,967)	-	36,890	-
Provision for loan losses	(115,857)	(2,950)	34,757	973
Other provisions	(26,128)	(1,741)	7,839	575
Employment termination benefits	(25,623)	(21,918)	7,687	7,234
Impairment on property and equipment	(22,257)	-	6,677	-
Other temporary differences	(13,787)	-	4,137	-
Deferred tax assets			**97,987**	**8,782**
Reversal of country risk provision	66,873	24,073	(26,749)	(7,944)
Difference between carrying value and tax base of property and equipment	9,812	176,111	(2,944)	(58,118)
Valuation difference on investment securities	-	1,164	-	(384)
Deferred tax liabilities			**(29,693)**	**(66,446)**
Deferred tax assets/(liabilities)-net			**68,294**	**(57,664)**

Effective from 1 January 2004, the tax base of property and equipment has been re-determined on the basis of inflation accounting principles in accordance with the new tax law enacted on 30 December 2003. Therefore the temporary difference between tax base of property and equipment and its carrying amount in these consolidated financial statements has decreased from TL176,111 billion as at 31 December 2002 to TL9,812 billion as at 31 December 2003. As a result deferred tax liabilities which were previously provided related with property and equipment have been reversed and the effect of this reversal is reflected in the current year results.

(Amounts expressed in billions of Turkish lira (TL) in terms of the purchasing power of TL at 31 December 2003)

NOTE 16 - OTHER LIABILITIES AND ACCRUED EXPENSES

The principal components of other liabilities and accrued expenses are as follows:

	2003	2002
Unearned commission income	140,842	204,372
Saving deposits insurance fund premium	53,941	68,972
Non-income related taxes and withholdings	53,623	49,317
Import deposits and transfer orders	42,098	36,144
Bonus liability to customers	28,718	10,451
Payment orders to correspondent banks	12,175	12,806
Leasing payable	10,661	19,722
Blocked deposits	10,322	10,126
Other	98,050	58,382
	450,430	**470,292**

Unearned commission income is related with commissions received on long-term project finance loans extended in relation to the infrastructural constructions under the management and guarantee of the Undersecretariat of the Treasury of the Turkish Republic. These commissions are amortised and income is recognised during the terms of respective loans.

NOTE 17 - RESERVE FOR EMPLOYMENT TERMINATION BENEFITS

Under the Turkish Labor Law, the Bank is required to pay termination benefits to each employee who has completed at least one year of service and whose employment is terminated without due cause, is called up for military service, dies or who retires after completing 25 years of service (20 years for women) and achieves the retirement age (58 for women and 60 for men). Since the legislation was changed on 8 September 1999, there are certain transitional provisions relating to length of service prior to retirement. The amount payable consists of one month's salary limited to a maximum of TL1,389,950,000 in full TL amount, (2002: TL1,260,150,000 in full TL amount, in terms of the purchasing power at 31 December 2002) for each year of service.

The liability is not funded, as there is no funding requirement.

The reserve has been calculated by estimating the present value of the future probable obligation of the Bank arising from the retirement of its employees.

IAS 19 "Employment Benefits" requires actuarial valuation methods to be developed to estimate the enterprise's obligation for such benefits. Accordingly, the following actuarial assumptions were used in the calculation of the total liability as at 31 December:

	2003	2002
Discount rate (%)	6	6
Turnover rate to estimate the probability of retirement (%)	4	3

(Amounts expressed in billions of Turkish lira (TL) in terms of the purchasing power of TL at 31 December 2003)

NOTE 17 - RESERVE FOR EMPLOYMENT TERMINATION BENEFITS (Continued)

Additionally, the principal actuarial assumption is that the maximum liability of TL1,389,950,000 in full TL amount, for each year of service would increase in line with inflation. Thus the discount rate applied represents the expected real rate after adjusting for the effects of future inflation. As the maximum liability is revised semi-annually, the maximum amount of TL1,485,430,000 in full TL amount, which is effective from 1 January 2004, has been taken into consideration in calculating the reserve for employment termination benefit of the Bank.

Movement in reserve for employment termination benefits during the year is as follows:

	2003	2002
1 January	21,918	25,144
Paid during the year	(14,327)	(11,008)
Increase during the year	6,815	3,114
Monetary loss	11,217	4,668
	25,623	**21,918**

NOTE 18 - SHARE CAPITAL

The historic amount of share capital of the Bank is TL1,200,000 billion (2002: TL816,000 billion) and consists of 1,200,000,000,000 (2002: 816,000,000,000) authorized shares with a nominal value of TL1,000 each.

The Bank's authorized capital amounts to TL2,500,000 billion at 31 December 2003 (2002: TL1,200,000 billion).

At 31 December, the issued and fully paid-in share capital held is as follows:

	2003		2002	
	Share (%)	TL billion	Share (%)	TL billion
Sabancı Group, family and related companies:				
Hacı Ömer Sabancı Holding A.Ş. and related companies	41.2	493,753	42.4	345,952
Sabancı family	27.0	324,301	27.0	220,525
Total Sabancı Group, family and related companies	68.2	818,054	69.4	566,477
Other	31.8	381,946	30.6	249,523
Historical share capital		1,200,000	100.0	816,000
Adjustment to share capital		2,193,052		2,192,108
Total paid-in share capital		**3,393,052**		**3,008,108**

(Amounts expressed in billions of Turkish lira (TL) in terms of the purchasing power of TL at 31 December 2003)

NOTE 18 - SHARE CAPITAL (Continued)

The adjustment to share capital represents the restatement effect of cash and cash equivalent contributions to share capital in terms of equivalent purchasing power at 31 December 2003 after elimination of the accumulated deficit.

As explained in Note 2 (t), following the BRSA approval and in line with the resolution of the General Assembly of the Shareholders of the Bank, which was held on 17 July 2002, in the inflation adjusted statutory financial statements the Bank eliminated accumulated deficit and the corresponding amount of legal and extraordinary reserves and adjustment to share capital. Accordingly the effects of this elimination transaction have also been reflected in these financial statements, which are prepared on the basis of IFRS and; accumulated deficit of TL1,286,455 billion has been eliminated against the adjustment to share capital.

The Articles of Association of the Bank establish 564 founders' shares and 1,974 usufruct shares. In accordance with the Articles of Association, 10% of the remaining distributable profit is distributed to founders' shares after appropriation of the legal reserves and after the distribution of the first dividends equalling 5% of the paid-in share capital. In the event of liquidation, a portion of the liquidation shares is assigned to the founders' shares and usufruct shares.

NOTE 19 - RETAINED EARNINGS AND LEGAL RESERVES

Retained earnings as per the statutory financial statements other than legal reserves are available for distribution, subject to the legal reserve requirement referred to below.

Under the Turkish Commercial Code, the Bank is required to create the following legal reserves from appropriations of earnings, which are available for distribution only in the event of liquidation or losses:

a) First legal reserve, appropriated at the rate of 5%, until the total reserve is equal to 20% of issued and fully paid-in share capital.

b) Second legal reserve, appropriated at the rate of at least 10% of distributions in excess of 5% of issued and fully paid-in share capital, without limit. It may be used to absorb losses.

As explained in detail in Note 2 (t), following the BRSA approval and in line with the resolution of the General Assembly of the Shareholders of the Bank, which was held on 17 July 2002, the Bank used its legal and general reserves as at 31 December 2001 amounting to TL906,048 billion and TL1,347,899 billion, respectively, in its inflation adjusted statutory financial statements to eliminate its accumulated deficit. Accordingly, the Bank's legal and general reserves amount to TL288,553 billion (2002: -) in its inflation adjusted statutory financial statements as at 31 December 2003.

After deducting taxes and setting aside the legal reserves as discussed above, the remaining balance of net profit is available for distribution to shareholders. In accordance with the Articles of Association, dividends are also paid to holders of usufruct shares in an amount of 10% of the remaining distributable profit after appropriation of the legal reserves and after distributing the first dividend equalling 5% of the paid-in-share capital. Also, in accordance with the Articles of Association, bonuses to chairman and members of the Board of Directors are limited to a maximum of 2% of the remaining balance; the average percentage of such distributions in the last five years was 0.05%.

(Amounts expressed in billions of Turkish lira (TL) in terms of the purchasing power of TL at 31 December 2003)

NOTE 19 - RETAINED EARNINGS AND LEGAL RESERVES (Continued)

Starting from 2002, the lower of non-inflation adjusted historical profits or profits arising in the inflation adjusted statutory financial statements can be subjected to the profit appropriation and distribution. For the year ended 31 December 2003, the Bank has reported a net income of TL1,324,524 billion in its non-consolidated inflation adjusted statutory financial statements, which is subject to distributions and appropriations as explained above.

In 2003, the Bank has established and announced a dividend distribution policy, and in accordance with this policy the Bank will distribute minimum 30% and maximum 50% of the distributable profit to its shareholders identified in the Articles of Association provided that there is no deterioration in national and global economic environment and that the capital adequacy ratio of the Bank meets or exceeds the targeted level.

NOTE 20 - OPERATING EXPENSES

	2003	2002
Employee costs	280,292	234,609
Marketing and advertisement expenses	124,427	103,578
Depreciation and amortisation (Note 11)	87,047	88,940
Saving deposits insurance fund	61,498	142,478
Sundry taxes and duties	55,451	49,293
Computer maintenance and support expenses	49,738	85,893
Communication expenses	49,603	40,664
Impairment in the value of property and equipment (Note 11)	22,257	-
Stationery expenses	17,723	17,636
Heating, lighting and water expenses	15,839	18,234
Repair and maintenance expenses	15,333	17,384
Donations	11,224	8,979
Impairment in the value of available-for-sale equity securities (Note 9)	-	16,334
Other	153,383	142,157
	943,815	**966,179**

NOTE 21 - COMMITMENTS AND CONTINGENT LIABILITIES

In the normal course of banking activities, the Bank undertakes various commitments and incurs certain contingent liabilities that are not presented in these consolidated balance sheets, including letters of guarantee, acceptance credits, letters of credit and off-balance sheet derivative instruments. The management does not expect any material losses as a result of these transactions. The following is a summary of significant commitments and contingent liabilities:

(Amounts expressed in billions of Turkish lira (TL) in terms of the purchasing power of TL at 31 December 2003)

NOTE 21 - COMMITMENTS AND CONTINGENT LIABILITIES (Continued)

Legal proceedings

As of 31 December 2003 there are a number of legal proceedings outstanding against the Bank, for which TL8,271 billion (2002: TL1,741 billion) of provision has been made.

Commitments for resale and repurchase of marketable securities:

The Bank's commitments for resale and repurchase of marketable securities (government bonds, treasury bills and Eurobonds) at 31 December are as follows. As explained in Note 2 (g), repurchase agreements ("repos") are retained in these consolidated financial statements as trading or investment securities or securities originated and the counterparty liability is included in customer deposits. Securities purchased under agreements to resell are recorded as due from banks.

	2003			
	Up to 1 month	1 to 3 months	3 to 12 months	Total
Repurchase commitments	693,308	1,580	121	695,009
Resale commitments	99,217	-	-	99,217

	2002			
	Up to 1 month	1 to 3 months	3 to 12 months	Total
Repurchase commitments	1,166,467	-		1,166,467
Resale commitments	643,881	-		643,881

Included in the repurchase commitments were TL14,648 billion (2002: TL5,540 billion) of repurchase agreements made with Sabancı Holding Group companies and other related parties at 31 December 2003.

(Amounts expressed in billions of Turkish lira (TL) in terms of the purchasing power of TL at 31 December 2003)

NOTE 21 - COMMITMENTS AND CONTINGENT LIABILITIES (Continued)

Commitments to forward currency purchase/sale and swap transactions:

The breakdown of forward currency purchase/sale and swap transactions at 31 December is as follows:

		2003		2002	
		Foreign currency	**TL billion**	**Foreign currency**	**TL billion**
Forward currency purchases	US$	13,802,260	19,704	22,542,918	42,511
	EUR	6,013,025	10,731	1,968,106	3,875
	CHF	2,825,000	3,233	-	-
	TL billion		2,347	-	20,357
	JPY	95,000,000	1,268	-	-
	GBP	100,000	253	-	-
			37,536		**66,743**
Currency swap purchases	EUR	1,291,565,517	2,305,005	985,417,164	1,940,195
	GBP	93,000,000	235,645	60,000,000	181,801
	US$	45,121,000	64,410	10,025,400	18,905
			2,605,060		**2,140,901**
Spot purchases	US$	29,191,132	41,670	12,617,105	23,792
	EUR	21,773,990	38,859	7,000,000	13,782
	JPY	107,000,000	1,428	-	-
	SEK	-	-	3,000,000	646
	TL billion		-		363
			81,957		**38,583**
Total purchases			**2,724,553**		**2,246,227**
Forward currency sales	TL billion		15,121	-	40,488
	EUR	6,901,859	12,317	5,968,019	11,751
	US$	7,878,559	11,247	7,686,475	14,493
	CHF	2,000,000	2,288		-
	JPY	95,000,000	1,268		-
			42,241		**66,732**
Currency swap sales	US$	1,671,663,680	2,386,300	1,081,747,200	2,039,902
	EUR	41,063,631	73,284	9,212,618	18,138
	GBP	1,000,000	2,534	3,500,000	10,605
	TL billion		814		-
			2,462,932		**2,068,645**
Spot sales	TL billion		39,712		120
	US$	26,507,113	37,839	7,331,100	13,825
	GBP	500,000	1,267	-	-
	NOK	4,000,000	848	-	-
	SEK	4,000,000	787	-	-
	AUD	600,000	640	-	-
	EUR	202,642	362	12,327,779	24,273
	CHF	-	-	270,000	366
			81,455		**38,584**
Total sales			**2,586,628**		**2,173,961**

The above table summarizes the Bank's forward, swap and spot transactions. Each forward and swap contract and spot transaction represents a simultaneous receivable and payable to be received and paid, on a future date, in respective currencies. Accordingly, the difference between the "sale" and "purchase" transactions represents the net exposure of the Bank with respect to commitments arising from these transactions.

(Amounts expressed in billions of Turkish lira (TL) in terms of the purchasing power of TL at 31 December 2003)

NOTE 21 - COMMITMENTS AND CONTINGENT LIABILITIES (Continued)

The related party balances in forward currency purchase/sale and swap transactions are as follows:

	2003			2002		
	Turkish lira	Foreign currency	Total	Turkish lira	Foreign currency	Total
Forward currency purchases	-	7,594	7,594	-	2,890	2,890
Forward currency sales	-	(7,986)	(7,986)	-	(2,953)	(2,953)
Swap currency purchases	-	436,528	436,528	-	333,042	333,042
Swap currency sales	-	(408,693)	(408,693)	-	(319,931)	(319,931)
Net position	**-**	**27,443**	**27,443**	**-**	**13,048**	**13,048**

Maturity analysis for forward currency purchase/sale and swap transactions is as follows:

	2003				
	Up to 1 Month	1-3 Months	3-12 Months	Over 1 year	Total
Forward purchases	13,025	10,935	13,576	-	37,536
Swap purchases	1,095,940	398,026	1,109,312	1,782	2,605,060
Total purchases	**1,108,965**	**408,961**	**1,122,888**	**1,782**	**2,642,596**
Forward sales	12,995	11,148	18,098	-	42,241
Swap sales	1,050,980	379,785	1,030,385	1,782	2,462,932
Total sales	**1,063,975**	**390,933**	**1,048,483**	**1,782**	**2,505,173**

	2002				
	Up to 1 Month	1-3 Months	3-12 Months	Over 1 year	Total
Forward purchases	30,598	25,773	10,372	-	66,743
Swap purchases	779,550	801,655	503,124	56,572	2,140,901
Total purchases	**810,148**	**827,428**	**513,496**	**56,572**	**2,207,644**
Forward sales	29,647	24,089	12,996	-	66,732
Swap sales	758,647	771,370	482,055	56,573	2,068,645
Total sales	**788,294**	**795,459**	**495,051**	**56,573**	**2,135,377**

Credit related commitments:

The primary purpose of these instruments is to ensure that funds are available to a customer as required. Guarantees and standby letters of credit, which represent irrevocable assurances that the Bank will make payments in the event that a customer cannot meet its obligations to third parties, carry the same credit risk as loans. Documentary and commercial letters of credit, which are written undertakings by the Bank on behalf of a customer authorising a third party to draw drafts on the Bank up to a stipulated amount under specific terms and conditions, are collateralised by the underlying shipments of goods to which they relate and therefore have significantly less risk. Cash requirements under guarantees and standby letters of credit are considerably less than the amount of the commitment because the Bank does not generally expect the third party to draw funds under the agreement.

(Amounts expressed in billions of Turkish lira (TL) in terms of the purchasing power of TL at 31 December 2003)

NOTE 21 - COMMITMENTS AND CONTINGENT LIABILITIES (Continued)

The total outstanding contractual amount of commitments to extend credit does not necessarily represent future cash requirements, since many of these commitments will expire or terminate without being funded.

The following table shows the outstanding credit related commitments of the Bank at 31 December:

	2003			2002		
	Up to 1 year	**Over 1 year**	**Total**	**Up to 1 year**	**Over 1 year**	**Total**
Letters of guarantee issued by the Bank						
- Turkish lira	28,094	786,051	814,145	20,582	758,913	779,495
- Foreign currency	78,708	520,021	598,729	119,953	455,667	575,620
Acceptance credits						
- Turkish lira	2	-	2	-	-	-
- Foreign currency	5,289	3,046	8,335	2,616	106	2,722
Letter of Credit						
- Foreign currency	432,007	98,774	530,781	573,462	99,888	673,350
	544,100	**1,407,892**	**1,951,992**	**716,613**	**1,314,574**	**2,031,187**

Included in the letters of guarantee and acceptance credits of TL371,538 billion (2002: TL420,107 billion) guarantees were to related parties at 31 December 2003.

The economic sector risk concentrations for outstanding credit related commitments of the Bank were as follows:

	2003	**2002**
Wholesaling	298,462	395,730
Chemicals	274,721	249,279
Financial institutions	211,905	285,783
Electricity, gas, water	180,075	247,633
Small-scale retailers	124,473	84,182
Electronics	121,257	52,826
Automotive	120,548	140,810
Other manufacturing	53,616	113,459
Steel and mining	39,323	54,200
Construction	32,783	35,939
Textile	32,782	30,839
Food and beverage	12,981	16,966
Agriculture and forestry	12,512	1,985
Transportation	11,439	8,163
Tourism	6,542	4,990
Telecommunication	3,179	4,697
Other	415,394	303,706
	1,951,992	**2,031,187**